Filed with the Securities and Exchange Commission on December 15, 2025.
REGISTRATION NO. 333-289523
REGISTRATION NO.
811-22886

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
PRE-EFFECTIVE AMENDMENT NO. 1	☒
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
AMENDMENT NO. 79	☒

EQUITABLE AMERICA VARIABLE ACCOUNT K
(EXACT NAME OF TRUST)
EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA
(NAME OF DEPOSITOR)

8501 IBM Drive, Suite 150, Charlotte, NC 28262-4333
(Address of Depositor’s Principal Executive Offices)
Depositor’s Telephone Number, including Area Code:
212-554-1234

Alfred Ayensu-Ghartey
Vice President and Associate General Counsel
Equitable Financial Life Insurance Company of America
8501 IBM Drive, Suite 150, Charlotte, NC 28262-4333
(Name and Address of Agent for Service)

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable after this Registration Statement becomes effective.
Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.
It is proposed that this filing will become effective: (check appropriate box)
☐	immediately upon filing pursuant to paragraph (b)
☐	on (date) pursuant to paragraph (b)
☐	60 days after filing pursuant to paragraph (a)(l)
☐	on (date) pursuant to paragraph (a)(l) of rule 485 under the Securities Act
If appropriate, check the following box:
☐	this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

COIL Institutional Series
®
(Series 162)
Prospectus dated December 23, 2025

An individual flexible premium variable and index-linked life insurance policy issued by Equitable Financial Life Insurance Company and Equitable Financial Life Insurance Company of America with variable investment options offered under Separate Account FP and Equitable America Variable Account K (the “Separate Account”). Each Company’s respective general account is referred to as the “general account” in this prospectus. Variable and indexed-linked life insurance policies are complex investment vehicles and you should speak with a financial professional about policy features, benefits, risks and fees and whether the policy is appropriate for you based on your financial situation and objectives.

Additional information about certain investment products, including variable life insurance, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

Please read this prospectus and keep it for future reference. It contains important information that you should know before purchasing, or taking any other action under a policy. Also, you should read the prospectuses for each Trust, which contain important information about the Portfolios.

If you are a new investor in the policy, you may cancel your policy within 10 days of receiving it without paying fees or penalties. In some states, this cancellation period may be longer. In most states, we will refund the premiums that were paid, less any outstanding loan and accrued loan interest. In other states, we will refund the policy account value plus any charges that were deducted less any outstanding loan and accrued loan interest. You should review this prospectus, or consult with your investment professional, for additional information about the specific cancellation terms that apply.

This prospectus describes the COIL Institutional Series
®
policy, but is not itself a policy. This prospectus is a disclosure document and describes all of the policy’s material features, benefits, rights and obligations including differences due to state variations as well as other information. The description of the policy’s material provisions in this prospectus is current as of the date of this prospectus. If certain material provisions under the policy are changed after the date of this prospectus in accordance with the policy, those changes will be described in a supplement to this prospectus. You should carefully read this prospectus in conjunction with any applicable supplements. Certain optional features and benefits described in this prospectus may not be available at the time you purchase the policy. We reserve the right to restrict availability of any optional feature or benefit. In addition, not all optional features and benefits may be available in combination with other optional features and benefits. To make this prospectus easier to read, we sometimes use different words than the policy. The Company or your financial professional can provide any further explanation about your policy.
Under our current rules, the COIL Institutional Series
®
policy will be offered to corporations and other business entities that meet the following at issue:

•	The policies are employer-owned or are employee-owned in non-qualified benefit plans sponsored by the employer;

•	The persons proposed to be insured are deemed by us to be “highly compensated” individuals;

•	The minimum initial premium is remitted to the Company by the employer;

•	The policies are issued as part of a case (a case is a grouping of two or more policies connected by a non-arbitrary
factor. Examples of factors are individuals who share a common employment, business, or other relationship); and

•	The aggregate annualized first year planned periodic premium for the case is at least $100,000 or the initial premium is at least $300,000.

In addition, the COIL Institutional Series
®
policy will be offered to members of a recognized professional association of at least 500 members formed for a bona fide purpose other than the purchase of life insurance provided the following condition is met at issue:

•	The annualized first year planned periodic policy premium is at least $50,000 or the initial policy premium is at least $150,000.

What is COIL Institutional Series
®
?

COIL Institutional Series
®
provides life insurance coverage, plus the opportunity for you to earn a return in (i) our guaranteed interest option; (ii) an investment option we refer to as the Market Stabilizer Option
®
 II, which is described in the separate Market Stabilizer Option
®
 II prospectus, and/or (iii) one or more of the variable investment options set forth in Appendix: “Investment options available under the policy” in this prospectus.

Market Stabilizer Option
®
II is not available in all jurisdictions and your policy may have been issued with the original Market Stabilizer Option
®
, see your applicable prospectus for further information. Differences between Market Stabilizer Option
®
II (“MSO II”) and the original Market Stabilizer Option
®
are outlined in Appendix: “State policy availability and/or variations of certain features and benefits.”

The Securities and Exchange Commission (“SEC”) has not approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense. The policies are not insured by the FDIC or any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are subject to investment risks and possible loss of principal.

#933534

MSO II gives you the opportunity to earn interest that we will credit based in part on the performance of the S&P 500 Price Return Index, excluding dividends, over approximately a one year period, although you could also experience a negative return and a significant loss of principal and previously credited interest in connection with MSO II.

One of the investment options that may be available to you under your policy is
Market Stabilizer Option
®
II.
If you are interested in allocating amounts to MSO II, please refer to the separate MSO II prospectus, which contain additional information relating to MSO II. If you did not receive an MSO II prospectus and wish to obtain one, please call us at
1-800-947-3598.

Amounts that you allocate under your policy to any of the variable investment options are invested in a corresponding “Portfolio” that is part of one of the trusts (the “Trusts”), which are mutual funds. Please see Appendix: “Investment options available under the policy” in this prospectus for more detailed information about the Portfolios and the Trusts. Your investment results in a variable investment option will depend on those of the related Portfolio. Any gains will generally be tax deferred and the life insurance benefits we pay if the policy’s insured person dies will generally be income tax free. For more tax information, please see “Tax information” in this prospectus. In this section you will also find additional information about possible estate tax consequences under “Estate, gift, and generation-skipping taxes”.

Other choices you have.
You have considerable flexibility to tailor the policy to meet your needs. For example, subject to our rules, you can (1) choose when and how much you contribute (as “premiums”) to your policy, (2) borrow or withdraw amounts you have accumulated, (3) increase or decrease the amount of insurance coverage, (4) choose between two death benefit options and (5) obtain certain optional benefits that we offer by “riders” to your policy.

Other policies.
We offer a variety of fixed and variable life insurance policies including products designed specifically for this marketplace, which offer policy features, including investment options, that are different from those offered by this prospectus. Not every policy is offered through your financial professional. Replacing existing insurance with COIL Institutional Series
®
or another policy may not be to your advantage. You can contact us to find out more about any other insurance policy.

Contents of this Prospectus

“Financial professional” means the registered representative of Equitable Advisors, LLC (Equitable
Financial
Advisors in MI and TN) or an unaffiliated broker dealer which has entered into a selling agreement with Equitable Distributors, LLC who is offering you this policy.
When we address the reader of this prospectus with words such as “you” and “your,” we mean the person or persons having the right or responsibility that this prospectus is discussing at that point. This usually is the policy’s owner. If a policy has more than one owner, all owners must join in the exercise of any rights an owner has under the policy, and the word “
owner
” therefore refers to all owners.
When we use the word “state,” we also mean any other local jurisdiction whose laws or regulations affect a policy.
This prospectus does not offer COIL Institutional Series
®
anywhere such offers are not lawful. The Company does not authorize any information or representation about the offering other than that contained or incorporated in this prospectus, in any current supplements thereto, or in any related sales materials authorized by the Company.

Definitions of key terms

Alternative Death Benefit
— the alternate higher death benefit is based upon the life insurance qualification test that you choose. We will automatically pay an alternative death benefit if it is higher than the basic death benefit option you have selected.

Amount at Risk
— our amount at risk on any date is the difference between (a) the death benefit that would be payable if the insured person died on that date and (b) the then total account value under the policy.

Beneficiary
— the person or entity you designate to receive the death benefit payable at the death of the Insured.

Business Day
— is generally any day the New York Stock Exchange (“NYSE”) is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A business day does not include a day on which we are not open due to emergency conditions determined by the Securities and Exchange Commission. We may also close early due to such emergency conditions. Premium payments will be applied and any other transaction requests will be processed when they are received along with all the required information unless another date applies as indicated below.

•	If your premium payment, transfer or any other transaction request containing all the required information reaches us on any of the following, we will use the next business day:

—	on a non-business day;

—	after 4:00 p.m. Eastern Time on a business day; or

—	after an early close of regular trading on the NYSE on a business day.

Cash Surrender Value
— the cash surrender value is your policy account value including the Enhanced Amount, if applicable.

Company
— refers to Equitable Financial Life Insurance Company of America (“Equitable America”) or Equitable Financial Life Insurance Company (“Equitable Financial”). The terms “we”, “us”, and “our” are also used to identify the issuing Company. Equitable America does not do business or issue policies in the state of New York. Generally, Equitable America will issue policies in all states except New York and Puerto Rico and Equitable Financial will issue policies in New York and Puerto Rico. However, if any selling agent is an Equitable Advisors financial professional who has a business address in the state of New York, the issuing Company will be Equitable Financial, even if the policy is issued in a state other than New York.

Cost of Insurance Charge
— the monthly cost of insurance charge is determined by multiplying the cost of insurance rate that is then applicable to your policy by the amount we have at risk under your policy divided by $1,000.
Cost of Insurance Rates
— the cost of insurance rates vary depending on a number of factors, including, but not limited to, the individual characteristics of the insured, the face amount and the policy year.

Face Amount
— represents the amount of insurance coverage you want on the life of the insured person.

Guaranteed Interest Account
— is a fixed account that is part of our General Account.

Market Stabilizer Option
®
II (“MSO II”)
— MSO II is an investment option offered through a rider that provides you with the opportunity to earn interest that we will credit based in part on the performance of the S&P 500 Price Return Index subject to a possible negative return and a significant loss of principal and previously credited interest. Please see the MSO II prospectus for more information.

Net Cash Surrender Value
— the net cash surrender value equals your cash surrender value, minus any outstanding policy loan and accrued loan interest. If you have transferred policy amounts to MSO II, please refer to the MSO II prospectus for information about how we determine the net cash surrender value of that portion of your policy account value.

Net Policy Account Value
— your “net policy account value” is the total of (i) your amounts in our variable investment options, (ii) your amounts in our guaranteed interest option (excluding any amounts that we are holding to secure policy loans that you have taken) and (iii) any interest credited on loaned amounts, minus
any outstanding policy loans and accrued loan interest. The account value of any policy amounts transferred to MSO II is also included in your net policy account value, and is calculated as described in the separate MSO II prospectus.

Owner
— the owner of the policy. “You” or “your” refers to the owner.

Policy
— the policy with any attached application(s), any riders, and any endorsements.

Policy Account Value
— your “policy account value” is the total of (i) your amounts in our variable investment options, (ii) your amounts in our guaranteed interest option (other than amounts included in (iii)) and (iii) any amounts that we are holding to secure policy loans that you have taken (including any interest on those amounts which has not yet been allocated to the investment options). See “Borrowing from your policy” in this prospectus. The account value of any policy amounts transferred to MSO II is also included in your policy account value, and is calculated as described in the separate MSO II prospectus.

Premium Payments
— we call the amounts you contribute to your policy “premiums” or “premium payments.”

Register Date
— your policy’s “register date” will be shown in your policy and is the date from which we measure the months, years and anniversaries of your policy. Your register date is determined as described in
“Policy issuance” under “More information about procedures that apply to your policy” in this prospectus.

Segment
— A specific Indexed Option, and for which we also specify a Segment Maturity Date and Growth Cap Rate.

Segment Maturity Date
— the date on which a Segment Term is completed and the index-linked rate of return for that Segment is applied to a segment account value.

Segment Maturity Value
— this is the segment account value adjusted by the index-linked rate of return for that Segment.

Segment Start Date
— the Segment Start Date is the day on which a Segment is created.

Segment Term
— the duration of a Segment. The Segment Term for each Segment begins on its Segment Start Date and ends on its Segment Maturity Date approximately one year later. We are currently only offering Segment Terms of approximately one year. We may offer different durations in the future.

Separate Account
— Separate Account FP and Equitable America Variable Account K, established and registered as unit investment trusts under the Investment Company Act of 1940, as amended, to which contributions under the contracts may be allocated.

Important Information You Should Consider About the COIL Institutional Series
®
policy (the “policy”):

FEES AND EXPENSES

Charges for Early Withdrawals
We will not deduct a charge for making a partial withdrawal from your policy or surrendering your policy.

There is an Early Distribution Adjustment on amounts withdrawn before segment maturity which could result in a loss of up to 90% of the Segment Account Value due to negative performance or increased volatility of the Index, depending on the Index Option selected. See the MSO II prospectus for more information. If your policy was issued with the original Market Stabilizer Option
®
, there is an Early Distribution Adjustment on amounts withdrawn before segment maturity which could result in a loss of up to 75% of the Segment Account Value due to negative performance or increased volatility of the Index. See the original MSO prospectus for more information.

For more information on the impacts of withdrawals, please refer to “Making withdrawals from your policy” in this prospectus.

Transaction Charges
You may be subject to other transaction charges, including charges on each premium paid under the policy, transfer fees, and other special service charges (
e.g.
, wire transfer charges, express mail charges, policy illustration charges, duplicate policy charges, policy history charges, and charges for returned payments).

For more information on transaction charges, please refer to the “Fee Table” in this prospectus.

Ongoing Fees and Expenses (annual charges)	In addition to transaction charges, an investment in the policy is subject to certain ongoing fees and expenses, including fees and expenses covering the cost of insurance under the policy, administration and mortality risks, MSO II and loan charges, and the cost of optional benefits available under the policy. Such fees and expenses will be based on characteristics of the insured (
e.g.
, age, sex, tobacco user status, risk class and particular health, occupational or vocational risks). You should view the information pages of your policy for rates applicable to your policy.

You will also bear expenses associated with the variable investment options that you invest in (the “Portfolios”) under the policy, as shown in the following table:

Annual Fee	Minimum	Maximum
Portfolios	0.55%	2.88%

Portfolio expenses are for the year ended December 31, 2024, and may be based, in part, on estimated amounts of such expenses and may change from year to year.

For more information on ongoing fees and expenses, please refer to the “Fee Table” in this prospectus and Appendix: “Investment options available under the policy” which is part of this prospectus.

The Investment Expense Reduction may apply to the calculation of daily unit values of the variable investment options. The Investment Expense Reduction is described in further detail in this prospectus.

RISKS

Risk of Loss	You may lose money by investing in the policy.

Not a Short-Term Investment	The policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash. The policy is designed to provide benefits on a long-term basis. Consequently, you should not use the policy as a short-term investment or savings vehicle. Because of the long-term nature of the policy, you should consider whether purchasing the policy is consistent with the purpose for which it is being considered.

Risks Associated with Investment Options	An investment in the policy is subject to the risk of poor investment performance and can vary depending on the performance of the Portfolios available under the policy, MSO II and the guaranteed interest option (“GIO”), each of which has its own unique risks. You should review the Portfolios’ prospectuses, the MSO II prospectus and the “Guaranteed Interest Option” section in “Investment options within your policy” in this prospectus before making an investment decision. Portfolio prospectuses are available at www.equitable.com/ICSR#EQH162751.

For more information on the Portfolios, please refer to Appendix: “Investment options available under the policy” in this prospectus.

Insurance Company Risks	An investment in the policy is subject to the risks related to the Company. Any policy obligations (including under the guaranteed interest option and under MSO II), guarantees, or benefits are subject to the claims-paying ability of the Company. For more information, please refer to “About our general account” in this prospectus. More information about the Company, including its financial strength ratings, is available at https://equitable.com/about-us/financial-strength-ratings.

Policy Lapse	Death benefits will not be paid if the policy has lapsed. Your policy may lapse if, due to insufficient premium payments, poor investment performance, withdrawals, unpaid loans or loan interest, your net policy account value will not cover policy charges. If your policy is in default, you will be notified in writing and given an opportunity to make an additional payment to keep your policy in force and prevent it from lapsing. The grace period you have to make said additional payment will be 61 days long. If your policy lapses, you will be notified in writing and you may be able to make additional payments to restore your policy’s benefits. In this case, additional requirements must also be met to restore your policy. If your policy provides for a policy continuation feature, and the conditions of the rider are satisfied and the rider is exercised, including that there is sufficient net policy account value to cover the Policy Continuation Charge, then the policy will not lapse.
For more information on how to prevent your policy from lapsing, please refer to “The minimum amount of premiums you must pay” in this prospectus.

RESTRICTIONS

Investments	You may allocate your premiums to any of the Portfolios set forth in Appendix: “Investment options available under the policy” or to the GIO or MSO II, if applicable. We reserve the right to remove or substitute Portfolios as investment options under the policy.

Currently, the total of all transfers you make between the variable investment options on the same day must be at least $500; except that you may transfer your entire balance in a single Portfolio, even if it is less than $500.

There may be restrictions on transfers into and out of MSO II. For more information see the MSO II prospectus.

We allow only one request for transfers each day (although that request can cover multiple transfers). Only written transfer requests submitted to our Administrative Office may be processed for policies that are jointly owned or assigned. We reserve the right to limit policy transfers if we determine that you are engaged in a disruptive transfer activity, such as “market timing.”

For more information, please refer to “Variable investment options” and “Transfers you can make” in this prospectus.

Optional Benefits	As a policy owner, you may be able to obtain extra benefits, which may require additional charges. These optional benefits are described in what is known as a “rider” to the policy.

Optional benefits may be subject to additional charges and payments made under these benefits are generally subject to the same transaction fees as other premium payments but may be treated differently for other purposes (e.g., certain death benefit minimums). Optional benefits are not available for all ages (or may terminate at certain ages) and underwriting classifications. We may stop offering an optional benefit at any time, unless previously elected.

For more information on optional benefits and other limitations under the policy, please refer to “Other benefits,” and “Suicide and certain misstatements” in this prospectus.

TAXES
Tax Implications	You should consult with a tax professional to determine the tax implications of an investment in and payments received under the policy. There is no additional tax benefit to the investor if the policy is purchased through a tax-qualified
plan or individual retirement account (IRA). Withdrawals will be subject to ordinary income tax and may be subject to tax penalties.

For more information on tax implications relating to policy investments, please refer to “Tax information” in this prospectus.
CONFLICTS OF INTEREST
Investment Professional Compensation	Some financial professionals may receive compensation for selling the policy to you, both in the form of commissions or in the form of contribution-based compensation. Financial professionals may also receive additional compensation for enhanced marketing opportunities and other services (commonly referred to as “marketing allowances”). This conflict of interest may influence the financial professional to recommend this policy over another investment.

For more information on investment professional compensation, please refer to “Distribution of the policies” in this prospectus.
Exchanges	Some investment professionals may have a financial incentive to offer you a new policy in place of the one you already own. You should only exchange your policy if you determine, after comparing the features, fees, and risks of both policies, that it is preferable to purchase the new policy, rather than continue to own your current policy.

For more information on exchanges, please refer to the paragraph titled “Section 1035 exchanges of policies” under “How you can pay for and contribute to your policy” in this prospectus.

Overview of the policy

The following summaries provide a brief overview of the more significant aspects of the policy. We provide more complete and detailed information in the subsequent sections of this prospectus and in the statement of additional information and policy.

Brief Description of the Policy

COIL Institutional Series
®
is a form of variable life insurance the primary purpose of which is to provide a death benefit which is paid upon the death of the insured person. The policy provides life insurance coverage, plus the opportunity for you to earn a return in (i) our guaranteed interest option, (ii) an index-linked investment option we refer to as Market Stabilizer Option
®
 II (“MSO II”), if available, which is described in a separate prospectus, and/or (iii) one or more of the Portfolios, which are listed in Appendix: “Investment options available under the policy” in this prospectus. The policy may be appropriate if you have a long-term investment horizon and is not intended for short-term investment, and is therefore not appropriate for people who may need to make early or frequent withdrawals or who intend to engage in frequent trading. You have considerable flexibility to tailor the policy to meet your needs.

MSO II is not available in all jurisdictions and your policy may have been issued with the original Market Stabilizer Option
®
, see your applicable MSO prospectus for further information. Differences between MSO II and the original Market Stabilizer Option
®
are outlined in Appendix: “State policy availability and/or variations of certain features and benefits.”

Some policy forms, features and/or riders described in this prospectus may be subject to state variations or may not be available in all states. See Appendix: “State policy availability and/or variations of certain features and benefits” for state availability and a description of all material variations to features and riders that differ from the description contained in this prospectus. The form number for this policy is
ICC19-19-100
or 19-100 and ICC25-19-100. A state and/or other code may follow the form number if your policy form number begins with 19-100. Your policy’s form number is located in the lower left hand corner of the first page of your policy.

Premiums

The policy offers flexibility in paying premiums. With certain exceptions, you choose the timing and the amount of premium payments. Payment of insufficient premiums may result in a lapse of the policy.

A policy must satisfy either of two testing methods to qualify as a life insurance contract for tax purposes under the Internal Revenue Code (the “Code”). In your application, you may choose either the guideline premium/cash value corridor test (“guideline premium test”) or the cash value accumulation test. If you do not choose a life insurance qualification test, your policy will be issued using the guideline premium test. Once your policy is issued, the qualification method cannot be changed.

The qualification method you choose will depend upon your objective in purchasing the policy. Generally, under the cash value accumulation test, you have the flexibility to pay more premiums in the earlier years than under the guideline premium test for the same face amount and still qualify as life insurance for federal income tax purposes. Under the guideline premium test, the federal tax law definition of “life insurance” limits your ability to pay certain high levels of premiums (relative to your policy’s insurance coverage), but increases those limits over time. We will return any premium payments that exceed these limits.

You should note, however, that the alternative death benefit under the cash value accumulation test may be higher in earlier policy years than under the guideline premium test, which will result in higher charges. Under either test, if at any time your policy account value is high enough that the alternative higher death benefit would apply, we reserve the right to limit the amount of any premiums that you pay, unless the insured person provides us with evidence of insurability satisfactory to us.

You can allocate your policy’s value to the Portfolios or to the guaranteed interest option or to MSO II, if available.
Additional information on the available Portfolios are listed in Appendix: “Investment options available under the policy”.
The guaranteed interest option pays a fixed rate of interest that we declare periodically with a 1.0% minimum. The MSO II, an investment option offered through a rider, if available under your policy, provides you with the opportunity to earn interest that we will credit based in part on the performance of the S&P 500 Price Return Index subject to the possibility of negative returns and significant loss of principal and previously credited interest. Different procedures and additional restrictions on withdrawals, loans, surrender and right to cancel apply to MSO II. For additional information, see the MSO II prospectus.

Policy Features

Types of Death Benefit
—
If the insured dies, we pay a life insurance benefit to the “beneficiary” you have named. You may choose from two types of death benefit options. You may change from one death benefit type to another, subject to limitations, and charges may apply. The amount we pay depends on whether you have chosen death benefit Option A or death benefit Option B:

•	Option A: The policy’s face amount on the date of the insured’s death. The amount of this death benefit doesn’t change over time, unless you take any action that changes the policy’s face amount.

•	Option B: The face amount plus the policy’s “account value” on the date of the insured’s death. The policy account value is increased by the Enhanced Amount (during the first 14 policy years). Under this option, the amount of death benefit generally changes from day to day, because many factors (including Portfolio investment performance, charges and expenses, premium payments and withdrawals) affect your policy’s account value.

There is also an alternative higher death benefit paid in certain circumstances. For additional detail regarding the calculation and payment of death benefits see “Death benefits and accessing your money” in this prospectus.

Loans —
You may borrow money from your policy, subject to certain limitations. Interest charges will apply.

Withdrawals —
Subject to certain conditions, you may withdraw a part of your policy’s cash surrender value without surrendering the policy.

Surrendering the Policy —
A policy may be surrendered for its net cash surrender value while the insured is living. Tax penalties may apply. The Enhanced Amount provides additional surrender value which is included in the calculation of the net cash surrender value if the policy is surrendered within 14 years of the register date of the policy.

Riders —
You may be able to obtain extra fixed benefits under the policy, which may require additional charges. These optional insurance benefits are referenced herein as “riders” to the policy. You may be eligible for the following riders that we charge for:

•	Integrated Term Insurance Rider: Allows you to elect additional coverage for each insured person in the case.

•	Policy Continuation Rider: Your policy offers an additional feature against policy termination due to an outstanding loan if the criteria for Rider are satisfied, called “policy continuation”, which should be exercised before there is insufficient net policy account value to pay the monthly charges.” If this rider is exercised, there is a one-time charge. See “Policy Continuation Charge” in this prospectus. This rider is automatically included in your policy.

Depending on when your policy was purchased, certain variations may apply which differ from the information contained in this section. In addition, depending on where your policy was issued, certain features or benefits may not be available or vary from the policy’s features and benefits described in this prospectus. Please see Appendix: “State policy availability and/or variations of certain features and benefits” in this prospectus for more information.

Fee table

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering or making withdrawals from the policy. Please refer to your policy’s information pages for information about the specific fees you will pay each year based on the options you have elected.

The first table describes the fees and expenses that you will pay at the time that you buy the policy, surrender or make withdrawals from the policy, or transfer cash value between Portfolios.

Transaction Fees
Charge	When Charge is Deducted	Amount Deducted
Premium charge	From each premium	2.25% of each premium
Charge for state and local taxes (1)	From each premium	Up to 5% of each premium (currently)
Charge for federal taxes (2)	From each premium	1.25% of each premium paid
Early Distribution Adjustment	On surrender or other distribution (including loan) from a Segment prior to its Segment Maturity Date	90% of Segment Account Value (8)
Transfer Fees	Upon transfer	$25 per transfer (3) (5)
Special Services Charges • Wire Transfer Charge (4)(5) • Express Mail Charge (4)(5) • Policy Illustration Charge (5) • Duplicate Policy Charge (5)(6) • Policy History Charge (5)(6)(7) • Charge for Returned Payments (6)	At the time of the transaction At the time of the transaction At the time of the transaction At the time of the transaction At the time of the transaction At the time of the transaction	Maximum Charge: $90 Maximum Charge: $35 Maximum Charge: $25 Maximum Charge: $35 Maximum Charge: $50 Maximum Charge: $25

(1)
Please refer to “Deducting policy charges” under “More information about policy charges” for more information on the charge for state and local taxes. This amount could increase if state premium taxes and related state charges are increased.

(2)	The charge for federal taxes is used to cover our estimated costs of various federal income tax expenses that we incur.
(3)
No charge, however, will ever apply to a transfer of all of your variable investment option amounts to our guaranteed interest option, or to any transfer pursuant to our automatic transfer service or asset rebalancing service as discussed in this prospectus. The transfer charge will not apply to amounts transferred into or out of MSO II. See the MSO II prospectus for more information.

(4)	Unless you specify otherwise, this charge will be deducted from the amount you request.
(5)	We do not currently charge this fee, but reserve the right to in the future.
(6)	The charge for this service must be paid using funds outside of your policy. Please see “Deducting policy charges” under “More Information about policy charges” for more information.
(7)	The charge for this service may be less depending on the policy history you request. Please see “Deducting policy charges” under “More Information about policy charges” for more information.
(8)
The actual amount of Early Distribution Adjustment is determined by a formula that depends on, among other things, how a specified widely published stock market index has performed since the Segment Start Date. This could happen, for example, if there was a 100% decline in the S&P 500 Price Return Index. Please refer to the MSO II Prospectus for more information about the index and Early Distribution Adjustment. If your policy was issued with the original Market Stabilizer Option
®
, see the MSO Prospectus and Appendix: “State policy availability and/or variations of certain features and benefits” for information regarding the applicable Early Distribution Adjustment.

The next table describes the fees and expenses that you will pay periodically during the time that you own the policy, not including Portfolio fees and expenses.

Periodic Charges Other Than Annual Portfolio Company Expenses
Charge	When Charge is Deducted	Amount Deducted
Base Contract Charge:

Cost of Insurance (1)(3) Minimum and Maximum Charge	Monthly	Charge per $1,000 of the amount for which we are at risk: (4) Highest: $83.33 Lowest: $0.03
Charge for a Representative Investor (male age 45 in the Preferred Plus non-tobacco user risk class) (13)	Monthly	Representative: $0.16

Mortality and Expense Risk Fees	Monthly	Policy Year	Annual % of your value in our variable investment options and MSO II (if applicable) (8)
		1-10 11+	0.50% 0.35%

Administrative Expenses (1)(2)	Monthly
(1)  Amount Deducted: $15 per month but not beyond the policy anniversary when the insured person is attained age 100 plus

(2)  Charge per $
1,000
of the initial base policy face amount and any requested base policy face amount increase
(12)
:

Highest: $1.01 Lowest: $0.33

Charge for a Representative Investor (male age 45 at issue, or at the time of a requested face amount increase, in the Preferred Plus, non-tobacco user risk class)	Monthly	Representative: $0.47

Loan Interest Spread (5)	On each policy anniversary (or on loan termination, if earlier)	1% of loan amount.
Optional Benefit Charges:

Integrated Term Insurance Rider cost of insurance charge (1)(2)(3) (11)	Monthly (while the rider is in effect)	Charge per $1,000 of rider term insurance benefit including any requested ITR face amount increase: Highest: $83.33 Lowest: $0.03

Charge for a Representative Investor (male age 45 at issue, or at the time of a requested ITR face amount increase, in the Preferred Plus non-tobacco user risk class)	Monthly (while the rider is in effect)	Representative: $0.16

Integrated Term Insurance Rider administrative charge (1) (11)	Monthly (while the rider is in effect)	Charge per $1,000 of the ITR face amount and any requested ITR face amount increase: Highest: $5.20 Lowest: $1.71

Charge for a Representative Investor (male age 45 at issue, or at the time of a requested ITR face amount increase)	Monthly (while the rider is in effect)	Representative: $2.39
Market Stabilizer Option ® II (8)

Variable Index Segment Account Charge	At the beginning of each policy month during the Segment Term	1.65% calculated as an annual % of your Segment Account Value (9)

MSO II Loan Spread (10) for Amounts of Policy Loans Allocated to a Segment	On each policy anniversary (or on loan termination, if earlier)	1%

Policy Continuation Rider	Once — on the date the rider is exercised
The charge is equal to the policy account value on the date of exercise, multiplied by the Policy Continuation Charge Rate:
Maximum rate 13.10%
(6)
(Cash Value Accumulation Test)
Maximum rate 5.00%
(7
)
(Guideline Premium Test)

(1)
This charge varies based on individual characteristics of the insured and may not be representative of the charge that you will pay. Your financial professional can provide you with more information about these charges as they relate to the insured’s particular characteristics. See “Deducting policy charges” under “More information about policy charges.”

(2)	Not applicable beyond the policy anniversary date when the insured person is attained age 100.
(3)	Insured persons who present particular health, occupational or vocational risks may be charged other additional charges as specified in their policies.
(4)
Assuming there have been no face amount increases, our amount “at risk” is the difference between the amount of death benefit and the policy account value as of the deduction date. For periods during which the alternative higher death benefit is operative, the amount at risk is greater and this may result in higher cost of insurance charges. See “More information about policy charges” for more information about face amount increases.

(5)
We charge interest on policy loans but credit you with interest on the amount of the policy account value we hold as collateral for the loan. The loan interest spread is the excess of the interest rate we charge over the interest rate we credit, which will not exceed 1%. For more information on the maximum rate see “Borrowing from your policy — Loan interest we charge” in “Death benefits and accessing your money” in this prospectus.

(6)	This is the maximum rate for an insured person who has attained age 75. The rate declines each year based on the attained age.
(7)	This is the maximum rate for an insured person who has attained age 75.
(8)
Please refer to the MSO II Prospectus for information about MSO II and related charges and deductions, as well as the meaning of special terms that are relevant to MSO II (such as “Segment,” “Segment Term,” “Segment Start Date,” “Segment Account Value” and “Early Distribution Adjustment”). MSO II is not available in all jurisdictions and your policy may have been issued with the original Market Stabilizer Option
®
, see your applicable MSO prospectus for further information. Differences between MSO II and the original Market Stabilizer Option
®
are outlined in Appendix: “State policy availability and/or variations of certain features and benefits.”

(9)	Currently we deduct this charge at a 0.40% annual rate, rather than at the maximum rate shown.
(10)
We charge interest on policy loans but credit you with interest on the amount of the policy account value we hold as collateral for the loan. The “spread” is the difference between the interest rate we charge you on a policy loan and the interest rate we credit to you on the amount of your policy account value that we hold as collateral for the loan. Please refer to the MSO II Prospectus for more information.

(11)
Since the charges may vary based on individual characteristics of the insured, these charges may not be representative of the charge that you will pay. Your financial professional can provide you with more information about these charges as they relate to the insured’s particular characteristics. See “Deducting policy charges” under “More information about policy charges.”

(12)	This charge applies for the first 20 policy years or for 20 years after a face amount increase.
(13)	This representative amount is the rate we guarantee in the first policy year for a representative insured male age 45 in the Preferred Plus non-tobacco user risk class.

The next item shows the minimum and maximum total operating expenses charged by the Portfolios that you may pay periodically during the time that you own the policy. A complete list of Portfolios available under the policy, including their annual expenses, may be found in Appendix: “Investment options available under the policy”.

Annual Portfolio Company Expenses	Minimum	Maximum
Total Annual Portfolio Operating Expenses before the effect of Expense Limitation Arrangements (expenses that are deducted from Portfolio asset, including management fees, distribution and/or service (12b-1) fee, and other expenses) (1)	0.55%	2.88%
Total Annual Portfolio Operating Expenses after the effect of Expense Limitation Arrangements (1)	0.54%	2.57%

(1)
“Total Annual Portfolio Operating Expenses” are for the year ended December 31, 2024, and may be based, in part, on estimated amounts of such expenses. Pursuant to a contract, Equitable Investment Management Group, LLC has agreed to make payments or waive its management, administrative and other fees to limit the expenses of certain affiliated Portfolios through April 30, 2026, (“Expense Limitation Arrangement”) (unless the Trust’s Board of Trustees consents to an earlier revision or termination of this agreement). The Expense Limitation Arrangement may be terminated by Equitable Investment Management Group, LLC at any time after April 30, 2026. The Expense Limitation Arrangement does not apply to unaffiliated Portfolios.

You bear your proportionate share of all fees and expenses paid by a Portfolio that corresponds to any variable investment option you are using. These fees and expenses are reflected in the Portfolio’s net asset value each day. Therefore, they reduce the investment return of the Portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year.
More detail concerning each Portfolio’s fees and expenses is contained in the Trust prospectus for that Portfolio.

Investment Expense Reduction Applied to the Calculation of Daily Unit Values
We will apply an expense reduction in the calculation of the daily unit values of each variable investment option of our separate account (the “Investment Expense Reduction”). The Investment Expense Reduction for each variable investment option will be determined based upon the Net Total Annual Portfolio Operating Expenses of each variable investment option’s corresponding Portfolio. The Net Total Annual Portfolio Operating Expense is defined as the Total Annual Portfolio Operating Expense after the application of any contractual expense limitation arrangements that are in place for more than one year.

The Investment Expense Reduction for each variable investment option will be initially determined and then annually updated, based upon the Net Total Annual Portfolio Operating Expense of each variable investment option’s corresponding Portfolio either (1) as shown in the annual Portfolio prospectuses dated on or about May 1st of each calendar year, for existing Portfolios which are effective as of that date; or (2) as shown in the initial effective Portfolio prospectuses, for new portfolios that become effective after that date, as applicable. The Investment Expense Reduction will be calculated based upon which of the three ranges (less than 0.80%, 0.80% through 1.15%, or greater than 1.15%) in the table below that the Net Total Annual Portfolio Operating Expense falls into. The ranges and formula amounts shown in the table below will not change while your policy remains in effect.

During the year, the Investment Expense Reduction will be applied daily and will be equal to the daily equivalent of the annual Investment Expense Reduction percentage that is defined in the table below. You should be aware that actual portfolio operating expenses will generally fluctuate daily, so after the application of the Investment Expense Reduction, the resulting expenses you pay may increase or decrease from one day to the next. In addition, the Investment Expense Reduction for each variable investment option is not intended to exceed the portion of the Net Total Annual Portfolio Operating Expenses of each variable investment option’s corresponding Portfolio applied as of the day each unit value is calculated.

For example, if the Net Total Annual Portfolio Operating Expense of a Portfolio is shown as 0.75% in the applicable Portfolio prospectus, then the annual Investment Expense Reduction would be calculated based upon the row of the table below that is labeled “Less than 0.80%,” and therefore the annual Investment Expense Reduction for the variable investment option investing in that Portfolio would be 0.35% (the greater of 0.15% and the excess of 0.75% over 0.40%). Furthermore, in this example, if the actual Net Total Portfolio Operating Expenses on any given day were below the daily equivalent of 0.35% annually, the Investment Expense Reduction for that day would not exceed the actual Net Total Portfolio Operating Expenses for that day.

If the Net Total Annual Portfolio Operating Expenses (before the Investment Expense Reduction) are:	Then the annual Investment Expense Reduction(**) for that Variable Investment Option will be:
Less than 0.80%	The amount equal to the greater of 0.15% and any excess of the Net Total Annual Portfolio Operating Expense over 0.40%. However, in no event will the annual Investment Expense Reduction exceed the Net Total Annual Portfolio Operating Expenses.
0.80% through 1.15%	The amount equal to the greater of 0.15% and any excess of the Net Total Annual Portfolio Operating Expense over 0.80%. However, in no event will the annual Investment Expense Reduction exceed the Net Total Annual Portfolio Operating Expenses.
Greater than 1.15%	0.15%

**	Because the expenses contained in the Trust prospectus for each Portfolio reflect annual expenses, the actual expenses incurred may be higher or lower on any given day.

After applying the Investment Expense Reduction to the variable investment options, the lowest and highest net annual portfolio operating expenses paid by the policy owner for the year ended December 31, 2024, would have been:
Lowest 0.39%	Highest 2.42%

You will find the Net Total Annual Portfolio Operating Expenses for each Portfolio, which will enable you to determine the applicable Investment Expense Reduction, in the separate Trust prospectuses. To obtain copies of Trust prospectuses you may call
1-877-522-5035.
Portfolio prospectuses are also available at www.equitable.com/ICSR#EQH162751.

1.
Principal risks of investing in the policy

Risks of investing in a policy

The policy is unsuitable as a short-term savings vehicle. The policy may be appropriate if you have a long-term investment horizon and is not intended for short-term investment, and is therefore not appropriate for people who may need to make early or frequent withdrawals or who intend to engage in frequent trading. The principal risks of investing in a policy are as follows:

•	If the investment options you choose perform poorly, you could lose some or all of the premiums you pay.

•	If the investment options you choose do not make enough money to pay for the policy charges, you could have to pay more premiums to keep your policy from terminating.

•	Your policy will lapse and possibly terminate without value if it does not have enough net policy account value to pay monthly charges when due, and this could occur due to insufficient premium payments, policy charges, policy loans, partial withdrawals, and/or poor investment performance. If your policy lapses and terminates you will not be paid a death benefit.

•	If you take a policy loan or a partial withdrawal you may decrease the net policy account value, cash surrender value and/or death benefit.

•	There are unique risks associated with MSO II including loss of up to 90% of principal and previously credited interest due to negative performance or increased volatility of the Index even if the Index has experienced positive performance since the Segment Start Date. This could happen, for example, if there was a 100% decline in the S&P 500 Price Return Index.

•	We can increase, without your consent and subject to any necessary regulatory approvals, any charge that you currently pay at less than the maximum amount. We will not increase any charge beyond the highest maximum noted in the “Fee Tables” in this prospectus.

•	There may be adverse tax consequences associated with taking a policy loan or making a partial withdrawal from your policy.

•	Partial withdrawals from your policy are available only after the first policy year and must be at least $500 and no more than the net policy account value. We will automatically reduce your policy’s death benefit as a result of a partial withdrawal. If the Enhanced Amount is included in the cash surrender value, it will be reduced due to any partial withdrawal. See “Effect of partial withdrawals on insurance coverage” under “Death benefits and accessing your money” and “Enhanced Amount” in “Other benefits available under the policy” in this prospectus.
•	The guarantees we make to you under this policy are supported by the Company’s general account and are subject to the Company’s claims paying ability. You should look solely to the financial strength of the Company for its claims-paying ability.

Your policy permits other transactions that also have risks. These and other risks and benefits of investing in a policy are discussed in detail throughout this prospectus.

A discussion of the risks of each investment option may be found in the Trust prospectus for that investment option and in the MSO II prospectus.

How the COIL Institutional Series
®
variable life insurance policy is available

COIL Institutional Series
®
is primarily intended for sales to corporate owners. In most cases, the policy is used to informally fund non-qualified
deferred compensation plans and split-dollar arrangements. Please see “Tax Information” in this prospectus for more information, including “Business and employer owned policies.”

2.
The Company

Equitable America is an Arizona stock life insurance corporation organized in 1969 with an administrative office located at 8501 IBM Drive, Suite 150 — Life Operations Center, Charlotte, NC 28262-4333. Equitable Financial is a New York stock life insurance corporation doing business since 1859 with its home office located at 1345 Avenue of the Americas, New York, NY 10105. We are an indirect wholly owned subsidiary of Equitable Holdings, Inc.

We are licensed to sell life insurance and annuities in all 50 states, (except Equitable America is not licensed in the state of New York), the District of Columbia, Puerto Rico and the U.S. Virgin Islands. No other company has any legal responsibility to pay amounts that the Company owes under the policies. The Company is solely responsible for paying all amounts owed to you under the policy, subject to our financial strength and claims-paying ability.

We rely on the exemption from the reporting requirements of Section 15(d) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), provided by Rule 12h-7 under the 1934 Act with respect to registered non-variable insurance contracts (such as index-linked investment options and fixed investment options subject to a market value adjustment) that we issue.

How to reach us

To obtain (1) any forms you need for communicating with us, (2) unit values and other values under your policy, and (3) any other information or materials that we provide in connection with your policy or the Portfolios, you may communicate with our Administrative Office as listed below for the purposes described.

By mail:

At the Post Office Box for our Administrative Office:

Equitable Financial Life Insurance Company
Life Operations Center
P.O. Box 1420
Charlotte, North Carolina 28201-1420
- or -
Equitable Financial Life Insurance
Company of America — Life Operations Center
P.O. Box 1420
Charlotte, North Carolina 28201-1420

By express delivery only:

At the Street Address for our Administrative Office:

Equitable Financial Life Insurance Company
Life Operations Center
8501 IBM Drive, Suite 150
Charlotte, North Carolina 28262
(for express delivery purposes only)
- or -
Equitable Financial Life Insurance
Company of America — Life Operations Center
8501 IBM Drive, Suite 150
Charlotte, North Carolina 28262

By toll-free phone:

1-800-947-3598

By
e-mail:

CorporateStrategiesGroupService@equitable.com

By fax:

1-888-809-1590

Required Forms.
We require that the following types of communications be on specific forms we provide for that purpose:

(1)	request for our automatic transfer service (our dollar cost averaging service);

(2)	request for our asset rebalancing service;

(3)	transfers among investment options; and

(4)	designation of new policy owner(s) and beneficiaries.

Other requests.
We also have specific forms that we recommend you use for the following:

(a)	policy surrenders;

(b)	transfers among investment options (not submitted by e-mail); and
(c)	changes in allocation percentages for premiums.

You can also change your allocation percentages, transfer among investment options and/or change your address by fax or by writing to our Administrative Office.

Certain methods of contacting us, such as by telephone or electronically, may be unavailable or delayed (for example our fax service may not be available at all times and/or we may be unavailable due to emergency closing). In addition, the level and type of service available may be restricted based on criteria established by us.

We reserve the right to limit access to these services if we determine that you are engaged in a disruptive transfer activity, such as “market timing.” (See “Disruptive transfer activity” in “More information about other matters.”)

Formal Requirements.
Any notice or request that does not use our standard form must be in writing. It must be dated and signed by you and should also specify your name, title (if applicable), the insured person’s name (if different), your policy number and adequate details about the notice you wish to give or other action you wish us to take. We may require you to return your policy to us before we make certain policy changes that you may request.

The proper person to sign forms, notices and requests would normally be the owner or any other person that our procedures permit to exercise the right or privilege in question. If there are joint owners all must sign. Any irrevocable beneficiary or assignee that we have on our records also must sign certain types of requests.

You should send all requests, notices and payments to our Administrative Office at the addresses specified above. We will also accept requests and notices by fax at the above number, if we believe them to be genuine. We reserve the right, however, to require an original signature before acting on any faxed item.

We require the signature of a corporate officer (or similar individual with signing authority) for any partial withdrawal, surrender or loan request. If the signing officer is listed as an insured person, we require the co-signature
of another corporate officer (or similar individual with signing authority) to surrender, request a loan, or make a partial withdrawal.

About our Separate Account

Each variable investment option is a part (or “subaccount”) of our Separate Account. Equitable Financial Life Insurance Company established Separate Account FP under special provisions of the New York Insurance Law, and Equitable Financial Life Insurance Company of America established Equitable America Variable Account K under Arizona Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options for owners of our variable life insurance policies. We are the legal owner of all of the assets in each Separate Account and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options under our policies.

The assets under each Separate Account may not be used to pay any liabilities of the Company other than those arising from the policy. For example, we may withdraw amounts from a Separate Account that represent our investments in the Separate Account or that represent fees and charges under the policies that we have earned. Income, gains and losses credited to, or charged against a Separate Account reflect its own investment experience and not the investment experience of the Company’s other assets.

Each Separate Account is registered with the SEC under the Investment Company Act of 1940 and is registered and classified under that act as a “unit investment trust.” The SEC, however, does not manage or supervise the Company or the Separate Account. Although the Separate Account is registered, the SEC does not monitor the activity of the Separate Account on a daily basis. The Company is not required to register, and is not registered, as an investment company under the Investment Company Act of 1940.

Each subaccount (variable investment option) of a Separate Account available under COIL Institutional Series
®
invests solely in the applicable class of shares issued by the corresponding Portfolio of the applicable Trust. The Separate Account immediately reinvests all dividends and other distributions it receives from a Portfolio in additional shares of that class in that Portfolio.

The Trusts sell their shares to the Company separate accounts in connection with the Company’s variable life insurance and/or annuity products, and to separate accounts of insurance companies, both affiliated and unaffiliated with the Company. EQ Advisors Trust also sells its shares to the trustee of a qualified plan for the Company. We currently do not foresee any disadvantages to our policy owners arising out of these arrangements. However, the Board of Trustees of each Trust intends to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that a Board’s response insufficiently protects our policy owners, we will see to it that appropriate action is taken to do so.

Your voting privileges

Voting of Portfolio shares.
As the legal owner of any Portfolio shares that support a variable investment option, we will attend (and have the right to vote at) any meeting of shareholders of the Portfolio (or the Trusts). To satisfy currently-applicable legal requirements, however, we will give you the opportunity to tell us how to vote the number of each Portfolio’s shares that are attributable to your policy. The number of full and fractional votes you are entitled to will be determined by dividing the policy account value (minus any policy indebtedness) allocable to an investment option by the net asset value per unit for the Portfolio underlying that investment option. We will vote shares attributable to policies for which we receive no instructions in the same proportion as the instructions we do receive from all policies that participate in our Separate Account. With respect to any
Portfolio shares that we are entitled to vote directly (because we do not hold them in a separate account or because they are not attributable to policies), we will vote in proportion to the instructions we have received from all holders of variable annuity and variable life insurance policies who are using that Portfolio. One effect of proportional voting is that a small number of policy owners may control the outcome of a vote.

Under current legal requirements, we may disregard the voting instructions we receive from policy owners only in certain narrow circumstances prescribed by SEC regulations. If we do, we will advise you of the reasons in the next annual or semiannual report we send to you.

Voting as policy owner.
In addition to being able to instruct voting of Portfolio shares as discussed above, policy owners that use our variable investment options may in a few instances be called upon to vote on matters that are not the subject of a shareholder vote being taken by any Portfolio. If so, you will have one vote for each $100 of policy account value in any such option; and we will vote our interest in the Separate Account in the same proportion as the instructions we receive from holders of COIL Institutional Series
®
and other policies that the Separate Account supports.

About the Trusts

The Trusts are registered under the Investment Company Act of 1940. They are classified as “open-end management investment companies,” more commonly called mutual funds. Each Trust issues different shares relating to each Portfolio.

The Trusts do not impose sales charges or “loads” for buying and selling their shares. All dividends and other distributions on the Trusts’ shares are reinvested in full. The Board of Trustees of each Trust serves for the benefit of each Trust’s shareholders. The Board of Trustees may take many actions regarding the Portfolios (for example, the Board of Trustees can establish additional Portfolios or eliminate existing Portfolios; change Portfolio investment objectives; and change Portfolio investment policies and strategies). In accordance with applicable law, certain of these changes may be implemented without a shareholder vote and, in certain instances, without advanced notice. More detailed information about certain actions subject to notice and shareholder vote for each Trust, and other information about the Portfolios, including portfolio investment objectives, policies, restrictions, risks, expenses, its Rule 12b-1 plan and other aspects of its operations, appears in the prospectuses for each Trust, or in their respective SAIs, which are available upon request. For more information on the Portfolios, please refer to Appendix: “Investment options available under the policy” in this prospectus.

3.
Portfolios of the Trusts

We offer both affiliated and unaffiliated Trusts, which in turn offer one or more Portfolios. Equitable Investment Management Group, LLC (“Equitable IMG”), is an affiliate of the Company and serves as the investment adviser of the Portfolios of EQ Advisors Trust. For some affiliated Portfolios, Equitable IMG has entered into sub-advisory agreements with one or more other investment advisers (the “sub-advisers”) to carry out investment decisions for the Portfolios. As such, among other responsibilities, Equitable IMG oversees the activities of the sub-advisers with respect to the affiliated trust and is responsible for retaining or discontinuing the services of those sub-advisers. The chart in Appendix: “Investment options available under the policy” indicates the sub-adviser(s) for each Portfolio, if any. The chart in Appendix: “Investment options available under the policy” also shows the currently available Portfolios.

You should be aware that Equitable Advisors, LLC (Equitable Financial Advisors in MI and TN), (“Equitable Advisors”) and Equitable Distributors, LLC (“Equitable Distributors”) (together, the “Distributors”) directly or indirectly receive 12b-1 fees from affiliated Portfolios for providing certain distribution and/or shareholder support services. These fees will not exceed 0.25% of the Portfolios’ average daily net assets. The affiliated Portfolios’ sub-advisers and/or their affiliates may also contribute to the cost of expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the sub-advisers’ respective Portfolios. In addition, Equitable IMG, a wholly owned subsidiary of the Company, receives advisory fees and Equitable Investment Management, LLC, an affiliate of Equitable IMG, receives administration fees in connection with the services they provide to the Portfolios. As such, it may be more profitable for us to offer affiliated Portfolios than to offer unaffiliated Portfolios.

The Company, the Distributors or our other affiliates may directly or indirectly receive 12b-1 fees and additional payments from certain unaffiliated Portfolios, their advisers, sub-advisers, distributors or affiliates, for providing certain administrative, marketing, distribution and/or shareholder support services. These fees and payments range from 0% to 0.60% of the unaffiliated Portfolios’ average daily net assets. The Distributors may also receive payments from the advisers or sub-advisers of the unaffiliated Portfolios or their affiliates for providing certain distribution services, including expenses for sales meetings or seminar sponsorships that may relate to the policy’s and/or the advisers’ respective Portfolios.

As a policy owner, you may bear the costs of some or all of these fees and payments through your indirect investment in the Portfolios. (See the Portfolios’ prospectuses for more information.) These fees and payments, as well as the Portfolios’ investment management fees and administrative expenses, will reduce the underlying Portfolios’ investment returns. The Company or its affiliates may profit from these fees and payments. The Company considers the availability of these fees and payment arrangements during the selection process for the underlying Portfolios. These fees and payment arrangements may create an incentive for us to select Portfolios (and classes of shares of Portfolios) that pay us higher amounts.

You should note that some Portfolios have objectives and strategies that are substantially similar to those of certain trusts that are purchased directly rather than under a variable insurance product such as the COIL Institutional Series
®
policy. These Portfolios may even have the same investment managers and/or advisers and/or a similar name. However, there are numerous factors that can contribute to differences in performance between two investments, particularly over short periods of time. Such factors include the timing of stock purchases and sales; differences in trust cash flows; and specific strategies employed by the portfolio manager.

Some affiliated Portfolios invest in other affiliated Portfolios (the “EQ Fund of Fund Portfolios”). The EQ Fund of Fund Portfolios offer policy owners a convenient opportunity to invest in other Portfolios that are managed and have been selected for inclusion in the EQ Fund of Fund Portfolios by Equitable IMG. Equitable Advisors an affiliated broker-dealer of the Company, may promote the benefits of such Portfolios to policy owners and/or suggest that policy owners consider whether allocating some or all of their account value to such Portfolios is consistent with their desired investment objectives. In doing so, the Company, and/or its affiliates, may be subject to conflicts of interest insofar as the Company may derive greater revenues from the EQ Fund of Fund Portfolios than certain other Portfolios available to you under your policy. Please see “Investment options within your policy” in this prospectus for more information about your role in managing your allocations.

As described in more detail in the Portfolio prospectuses, the EQ Managed Volatility Portfolios may utilize a proprietary volatility management strategy developed by Equitable IMG (the “EQ volatility management strategy”) and, in addition, certain EQ Fund of Fund Portfolios may invest in affiliated Portfolios that utilize this strategy. The EQ volatility management strategy employs various volatility management techniques, such as the use of ETFs or futures and options, to reduce the Portfolio’s equity exposure during periods when certain market indicators indicate that market volatility is above specific thresholds set for the Portfolio. When market volatility is increasing above the specific thresholds set for a Portfolio utilizing the EQ volatility management strategy, the adviser of the Portfolio may reduce equity exposure. Although this strategy is intended to reduce the overall risk of investing in the Portfolio, it may not effectively protect the Portfolio from market declines and may increase its losses. Further, during such times, the Portfolio’s exposure to equity securities may be less than that of a traditional equity portfolio. This may limit the Portfolio’s participation in market gains and result in periods of underperformance, including those periods when the specified benchmark index is appreciating, but market volatility is high.

The EQ Managed Volatility Portfolios that include the EQ volatility management strategy as part of their investment objective and/or principal investment strategy, and the EQ Fund of Fund Portfolios that invest in other Portfolios that use the EQ volatility management strategy, are identified in Appendix: “Investment options available under the policy”.

Portfolios that utilize the EQ volatility management strategy (or, in the case of certain EQ Fund of Fund Portfolios, invest in other Portfolios that use the EQ volatility management strategy) are designed to reduce the overall volatility of your account value and provide you with risk-adjusted returns over time. During rising markets, the EQ volatility management strategy, however, could result in your account value rising less than would have been the case had you been invested in a Portfolio that does not utilize the EQ volatility management strategy or, in the case of the EQ Fund of Fund Portfolios, that invest exclusively in other Portfolios that do not use the volatility management strategy. Conversely, investing in investment options that use the EQ volatility management strategy may be helpful in a declining market when high market volatility triggers a reduction in the investment option’s equity exposure because during these periods of high volatility, the risk of losses from investing in equity securities may increase. In these instances, your account value may decline less than would have been the case had you not been invested in investment options that use the EQ volatility management strategy.

Please see the underlying Portfolio prospectuses for more information in general, as well as more information about the EQ volatility management strategy. Please further note that certain other affiliated Portfolios, as well as unaffiliated Portfolios, may utilize volatility management techniques that differ from the EQ volatility management strategy. Such techniques could also impact your account value in the same manner described above. Please see the Portfolio prospectuses for more information about the Portfolios’ objective and strategies.

Asset Transfer Program.
Portfolio allocations in certain of our variable annuity contracts with guaranteed benefits are subject to our Asset Transfer Program (ATP) feature. The ATP helps us manage our financial exposure in connection with providing certain guaranteed benefits, by using predetermined mathematical formulas to move account value between the EQ/Ultra Conservative Strategy Portfolio (an investment option utilized solely by the ATP) and the other Portfolios offered under those contracts. You should be aware that operation of the predetermined mathematical formulas underpinning the ATP has the potential to adversely impact the Portfolios, including their performance, risk profile and expenses. This means that Portfolio investments in contracts with no ATP feature, such as yours, could still be adversely impacted. Particularly during times of high market volatility, if the ATP triggers substantial asset flows into and out of a Portfolio, it could have the following effects on all contract owners invested in that Portfolio:

(a)
By requiring a Portfolio sub-adviser to buy and sell large amounts of securities at inopportune times, a Portfolio’s investment performance and the ability of the sub-adviser to fully implement the Portfolio’s investment strategy could be negatively affected; and

(b)
By generating higher turnover in its securities or other assets than it would have experienced without being impacted by the ATP, a Portfolio could incur higher operating expense ratios and transaction costs than comparable funds. In addition, even Portfolios structured as funds-of-funds that are not available for investment by contract owners who are subject to the ATP could also be impacted by the ATP if those Portfolios invest in underlying funds that are themselves subject to significant asset turnover caused by the ATP. Because the ATP formulas generate unique results for each contract, not all contract owners who are subject to the ATP will be affected by operation of the ATP in the same way. On any particular day on which the ATP is activated, some contract owners may have a portion of their account value transferred to the EQ/Ultra Conservative Strategy Portfolio investment option and others may not. If the ATP causes significant transfers of total account value out of one or more Portfolios, any resulting negative effect on the performance of those Portfolios will be experienced to a greater extent by a contract owner (with or without the ATP) invested in those Portfolios whose account value was not subject to the transfers.

Information regarding each Portfolio, including (i) its name; (ii) its type (e.g., money market fund, bond fund, balanced fund, etc.); (iii) its investment adviser and subadviser(s), as applicable; (iv) current expenses; and (v) performance is available in Appendix: “Investment options available under the policy” to this prospectus. Separate prospectuses that contain more detailed information about the Portfolios have been issued by their respective Trusts.

You should consider the investment objectives, risks, and charges and expenses of the Portfolios carefully before investing. The prospectuses for the Trusts contain this and other important information about the Portfolios. The prospectuses should be read carefully before investing. In order to obtain copies of Trust prospectuses you may call 1-877-522-5035 or go to www.equitable.com/ICSR#EQH162751.

4.
Payment of premiums and determining your policy’s value

COIL Institutional Series
®
Equitable Executive Underwriting
SM
Program

The Equitable Executive Underwriting
SM
Program is an accelerated underwriting option that does not include the requirements for traditional underwriting in most cases, such as an in-person paramedical exam, lab work, or evaluation of an Attending Physician’s Statement for the proposed insured. Instead, the Equitable Executive Underwriting
SM
Program relies on data sources available electronically such as prescription history and your motor vehicle report. If approved for a policy, the best underwriting classification eligible is Preferred. In some instances additional underwriting or evaluating of an Attending Physician’s Statement is needed to determine eligibility and underwriting classification. Instead of the Equitable Executive Underwriting
SM
Program, traditional underwriting is an option. The traditional underwriting process may result in the Preferred Plus underwriting classification that will in most cases result in a lower cost of insurance charge on a current non-guaranteed basis. However, under traditional underwriting, you may be declined or you may obtain a rating which results in a higher cost of insurance charge. The Equitable Executive Underwriting
SM
Program may not be available in all jurisdictions.

How you can pay for and contribute to your policy

Premium payments.
We call the amounts you contribute to your policy “premiums” or “premium payments.” The amount we require as your first premium varies depending on the specifics of your policy and the insured person. Each subsequent premium payment must be at least $250, although we can increase this minimum if we give you advance notice. Otherwise, with a few exceptions mentioned below, you can make premium payments at any time and in any amount.

Section 1035 exchanges of policies.
If we approve, you may purchase a COIL Institutional Series
®
policy through an assignment and exchange of another life insurance policy with a cash surrender value pursuant to a valid exchange under Section 1035 of the Internal Revenue Code (the “Code”). If such other policy is subject to a policy loan, we may permit you to carry over all or a portion of such loan to the COIL Institutional Series
®
policy, subject to our administrative rules then in effect. In this case, we will treat any cash paid, plus any loaned amount carried over to the COIL Institutional Series
®
policy, as premium received in consideration of our issuing the policy. If we allow you to carry over all or a portion of any such outstanding loan, then we will hold amounts securing such loan in the same manner as the collateral for any other policy loan, and your policy also will be subject to all our other rules regarding loans (see “Borrowing from your policy” in this prospectus).

You can generally pay premiums at such times and in such amounts as you like before the policy anniversary nearest the insured’s 100th birthday, so long as (i) you pay enough to prevent your policy from lapsing and (ii) you don’t exceed certain limits determined by the federal income tax laws applicable to life insurance.

Your choice of a life insurance qualification test and limits on premium payments.
A policy must satisfy either of two testing methods to qualify as a life insurance contract for tax purposes under Section 7702 of the Code. In your application, you may choose either the guideline premium/cash value corridor test (“guideline premium test”) or the cash value accumulation test. If you do not choose a life insurance qualification test, your policy will be issued using the guideline premium test. Once your policy is issued, the qualification method cannot be changed.

The qualification method you choose will depend upon your objective in purchasing the policy. Generally, under the cash value accumulation test, you have the flexibility to pay more premiums in the earlier years than under the guideline premium test for the same face amount and still qualify as life insurance for federal income tax purposes. Under the guideline premium test, the federal tax law definition of “life insurance” limits your ability to pay certain high levels of premiums (relative to your policy’s insurance coverage) but increases those limits over time. We will return any premium payments that exceed these limits.

You should note, however, that the alternative death benefit under the cash value accumulation test may be higher in earlier policy years than under the guideline premium test, which will result in higher charges. Under either test, if at any time your policy account value plus any Enhanced Amount (as such terms are defined in this prospectus) is high enough that the alternative higher death benefit would apply, we reserve the right to limit the amount of any premiums that you pay, unless the insured person provides us with evidence of insurability satisfactory to us.

Regardless of which life insurance qualification test you choose, if your premium payments exceed certain other amounts specified under the Code, your policy will become a “modified endowment contract,” which may subject you to additional taxes and penalties on any distributions from your policy. See “Tax information” in this prospectus. We may return any premium payments that would cause your policy to become a modified endowment contract if we have not received a satisfactory modified endowment contract acknowledgment from you.

You can ask your financial professional to provide you with an illustration of Policy Benefits that shows you the amount of premiums you can pay, based on various assumptions, without exceeding applicable tax law limits. The tax law limits can change as a result of certain changes you make to your policy. For example, a reduction in the face amount of your policy may reduce the amount of premiums that you can pay and may impact whether your policy is a modified endowment contract.

You should discuss your choice of life insurance qualification test and possible limitations on policy premiums with your financial professional and tax advisor before purchasing the policy.

Planned periodic premiums.
Page 3 of your policy will specify a “planned periodic premium.” This is the amount that you request us to bill you. However, payment of these or any other specific amounts of premiums is not mandatory. You need to pay only enough premiums to keep your policy from lapsing or terminating as discussed below.

The minimum amount of premiums you must pay

Policy “lapse” and termination.
Your policy will lapse (also referred to in your policy as “default”) if it does not have enough net policy account value to pay the monthly charges when due, due to insufficient premium payments, poor investment performance, withdrawals, or unpaid loans or loan interest, unless you satisfy the requirements of the Policy Continuation Rider including that there is sufficient net policy account value to cover the Policy Continuation Charge (see “Policy Continuation Rider” in “Other benefits available under the policy”). (“Policy account value” and “net policy account value” are explained under “Payment of premiums and determining your policy’s value” in this prospectus.)

We will mail a notice to you at your last known address if your policy lapses. Such written notice will state that a grace period of 61 days has begun starting with the date the notice is mailed. The notice will also state the amount of payment that is due. The payment required will not be more than an amount sufficient to increase your net policy account value to cover all monthly deductions for 3 months, calculated assuming no interest or investment performance was credited to or charged against your policy account value and assuming no policy changes were made. You may not make any transfers or request any other policy changes during a grace period.
If we do not receive your payment by the end of the grace period, your policy (and all riders to the policy) will terminate without value and all coverage under your policy will cease. We will mail an additional notice to you if your policy terminates.

If the insured person dies during a grace period, we will pay the death benefit, plus any benefits due from riders, less any overdue charges, policy loans and accrued loan interest, to the beneficiary you have named.

Your policy will terminate if you don’t pay enough premiums to pay the charges we deduct. However, we will first send you a notice and give you the opportunity to pay any shortfall.

You may owe taxes if your policy terminates while you have a loan outstanding, even though you receive no additional money from your policy at that time. See “Tax information” in this prospectus.
Restoring a terminated policy.
To have your policy “restored” (put back in force), you must apply within three years after the date of termination. You must also (i) present evidence of insurability satisfactory to us and (ii) pay at least the amount of premium that we require. The required payment will not be more than an amount sufficient to cover the total monthly deductions for 3 months, calculated from the effective date of restoration and the charges deducted from premiums. We will determine the amount of this required payment as if no interest or investment performance were credited to or charged against your policy account value. You may only restore your policy if it has terminated without value. You may not restore a policy that was given up for its net cash surrender value. The Enhanced Amount that was applicable on the day of default will not be restored after a policy is terminated and restored.

We will not restore the policy unless the insured person is alive on the effective date of policy restoration. The effective date of the restoration of policy benefits will be the beginning of the policy month which coincides with or next follows the date we approve your request. We will deduct an amount not to exceed the total premium charge plus charges for state, local and federal taxes shown in “Fee Table” from the required payment. Your policy account value on the date of restoration will be equal to the balance of the required payment. We will start to make monthly deductions again as of the effective date of restoration. Policy loans are not restored when the policy is restored.

Investment options within your policy

Except as set forth in the next paragraph, we will initially put all unloaned amounts which you have allocated to investment options into such options on the later of: (1) the business day that we receive the full minimum initial premium at our Administrative Office; (2) the register date of your policy; and (3) the issue date of your policy (the “Investment Start Date”). Before the Investment Start Date, your initial premium will be held in a non-interest
bearing account. See “Policy issuance” in “More information about procedures that apply to your policy” in this prospectus.

In those states that require us to return your premium without adjustment for investment performance within a certain number of days (see “Your right to cancel within a certain number of days,” in this prospectus), we will initially put all amounts which you have allocated to the investment options into our EQ/Money Market investment option as of the Investment Start Date. We will re-allocate
that investment in accordance with your premium allocation instructions then in effect as of the “Allocation Date”, which is the later of: (1) the first business day following the end of the free look period (e.g., 10 days from the signed date on the Delivery Receipt); and (2) the business day the Delivery Receipt is received in our Administrative Office. For all other policies, the Allocation Date is the Investment Start Date, and there is no automatic initial allocation to the EQ/Money Market investment option.

You give such allocation instructions in your application to purchase a policy. You can change the premium allocation percentages at any time, but this will not affect any prior allocations. The allocation percentages that you specify must always be in whole numbers and total exactly 100%.

The policy is between you and the Company. The policy is not an investment advisory account, and the Company is not providing any investment advice or managing the allocations under your policy. In the absence of a specific written arrangement to the contrary, you, as the owner of the policy, have the sole authority to make investment allocations and other decisions under the policy. If your policy is sold by a financial professional of Equitable Advisors, your financial professional is acting as a broker-dealer registered representative, and is not authorized to act as an investment advisor or to manage the allocations under your policy. If your financial professional is a registered representative with a broker-dealer other than Equitable’s Advisors, you should speak with him/her regarding any different arrangements that may apply.

You can choose among variable investment options.

Variable investment options.
The available variable investment options are listed in Appendix: “Investment options available under the policy.” (Your policy and other supplemental materials may refer to these as “Investment Funds”.) The investment results you will achieve in any one of these options will depend on the investment performance of the corresponding Portfolio that shares the same name as that option. That Portfolio follows investment practices, policies and objectives that are appropriate to the variable investment option you have chosen. You can lose your principal when investing in the variable investment options. In periods of poor market performance, the net return, after charges and expenses, may result in negative yields, including for the EQ/Money Market variable investment option.

The advisors who make the investment decisions for each Portfolio are set forth Appendix: “Investment options available under the policy.”

You will find other important information about each Portfolio in the separate prospectuses for each Trust including a comprehensive discussion of the risks of investing in each Portfolio.
To obtain copies of Trust prospectuses, you may call 1-877-522-5035 or go to www.equitable.com/ICSR#EQH162751.
We may add or delete variable investment options or Portfolios at any time.

Guaranteed interest option.
You can also allocate some or all of your policy’s value to our guaranteed interest option. We, in turn, invest such amounts as part of our general assets. Periodically we declare a fixed annual rate of interest on amounts that you allocate to our guaranteed interest option. In no event will we credit less than the minimum annual guaranteed interest rate of 1% shown in the “Policy Information” section of the policy. We credit and compound the interest daily at an effective annual rate that equals the declared rate. At any time, the rates we are declaring on existing policies may differ from the rates we are then declaring for newly issued policies. (The guaranteed interest option is part of what your policy and other supplemental material may refer to as the “Guaranteed Interest Account”.)

We will pay at least 1% annual interest on our guaranteed interest option.

Market Stabilizer Option
®
II
. The MSO II, an investment option offered through a rider, if available under your policy, provides you with the opportunity to earn interest that we will credit based in part on the performance of the S&P 500 Price Return Index excluding dividends, over approximately a one year period. The S&P 500 Price Return Index includes 500 companies in leading industries of the U.S. economy, capturing 75% coverage of U.S. equities. The S&P 500 Price Return Index does not include dividends declared by any of the companies included in this Index. Any amount that you decide to invest in MSO II is allocated to a “Segment”, each of which has a specific start date and a limited duration. On the final day of the Segment, the index-linked return associated with that Segment will be applied to your Segment Account Value (as defined in the MSO II Prospectus), and may be positive, zero or negative. Please be aware that the possibility of a negative return on this investment at the end of a Segment Term could result in a significant loss of principal and previously credited interest. Please see the MSO II prospectus for more information.

Your policy account value

As set forth in this prospectus, we deduct premium charges and charges for taxes from each premium payment you make. We credit the rest of each premium payment to your policy account value. You instruct us to allocate your policy account value to one or more of the policy’s investment options indicated Appendix: “Investment options available under the policy” in this prospectus or to MSO II or GIO.

Your policy account value, is the total of (i) your amounts in our variable investment options, (ii) your amounts in our guaranteed interest option other than in (iii), and (iii) any amounts that we are holding to secure policy loans that you have taken (including any interest on those amounts which has not yet been allocated to the variable investment options). See “Borrowing from your policy” in this prospectus. The account value of any policy amounts transferred to MSO II is also included in your policy account value, and is calculated as described in the separate MSO II prospectus. (Your policy and other supplemental material may refer to (ii) and (iii) above as our “Guaranteed Interest Account”.) These amounts are subject to certain charges discussed in “More information about policy charges,” in this prospectus.

Your “net policy account value” is your policy account value minus any outstanding policy loan and accrued loan interest.

Your “cash surrender value” is your policy account value including the Enhanced Amount, if applicable.

Your “net cash surrender value” is your cash surrender value minus any outstanding policy loan and accrued loan interest.

Your policy account value will be credited with the same net returns as are achieved by the Portfolios that you select and interest credited on amounts in the guaranteed interest option, and is reduced by the amount of administrative, mortality and expense risk, cost of insurance and rider charges we deduct under the policy.

Your policy’s value in our variable investment options.
The account value that you have allocated to any variable investment option is invested in shares of the corresponding Portfolio. Your value in each variable investment option is measured by “units.”

The number of your units in any variable investment option does not change, absent an event or transaction under your policy that involves moving assets into or out of that option. Whenever any amount is withdrawn or otherwise deducted from one of your policy’s variable investment options, we “redeem” (cancel) the number of units that has a value equal to that amount. This can happen, for example, when all or a portion of monthly deductions and transaction-based charges, if applicable, are deducted from that option, or when loans, transfers, withdrawals and surrenders are made from that option. Similarly, you “purchase” additional units having the same value as the amount of any premium (after deduction of charges deducted from premiums), loan repayment, or transfer that you allocate to that option.

The value of your units will increase or decrease each business day, as though you had invested in the corresponding Portfolio’s shares directly (and reinvested all dividends and distributions from the Portfolio in additional Portfolio shares). On any day, your value in any variable investment option equals the number of units credited to your policy under that option, multiplied by that day’s value for one such unit. The mortality and expense risk charge mentioned in this prospectus is calculated as a percentage of the value you have in the variable investment options and MSO II, if applicable, and deducted monthly from your policy account.

Your policy’s value in our guaranteed interest option.
Your policy’s value in our guaranteed interest option includes any amounts that have been allocated to that option, based on your request. We credit all of such amounts with interest at rates we declare from time to time. We guarantee that these rates will not be less than a 1% effective annual rate.

Amounts may be allocated to or removed from your policy’s value in our guaranteed interest option for the same purposes as described in this prospectus for the variable investment options. We credit your policy with a number of dollars in that option that equals any amount that is being allocated to it. Similarly, if amounts are being removed from your guaranteed interest option for any reason, we reduce the amount you have credited to that option on a dollar-for-dollar
basis.

5.
Transferring your money among our investment options

Transfers you can make

You can transfer among our variable investment options and into our guaranteed interest option.

After your policy’s Allocation Date, you can transfer amounts from one investment option to another subject to certain restrictions discussed below. Currently, the total of all transfers you make on the same day must be at least $500; except that you may transfer your entire balance in an investment option, even if it is less than $500. We reserve the right to lower this $500 limit upon written notice to you. We also reserve the right to restrict transfers among variable investment options including to limit transfers to once every 30 days, to require a minimum time period between each transfer, and to establish a maximum dollar amount for transfers but do not impose any of these restrictions at this time. If we decide to change our limitations on transfers into or out of the variable investment options, we will provide you with advance written notice. Please also see “Disruptive transfer activity” in “More information about other matters” for more information on potential transfer restrictions.

Please see “Investment options within your policy” in “Payment of premiums and determining your policy’s value” for more information about your role in managing your allocations.

Current unrestricted transfers out of the guaranteed interest option.
We are relaxing our policy rules so that, beginning on the business day after the Allocation Date and thereafter, you may transfer any amount of unloaned policy account value out of the guaranteed interest option to any other investment option until further notice. If we decide to change our limitations on transfers out of the guaranteed interest option, we will provide you with notice of at least 30 days.

Although the policy rules are currently not in effect, we reserve the right to impose them, in which case the following limitations would apply:

•	transfers out of the guaranteed interest option are limited to once each policy year;

•	any such request for transfer must be received within a period beginning 30 days prior to the policy anniversary and ending 60 days after the policy anniversary;

•	a transfer request received up to 30 days prior to policy anniversary will be effective on the policy anniversary, and on or within 60 days after the policy anniversary will become effective on the date the request is received;

•	the maximum amount you may transfer in any policy year is the greatest of (a) $500, (b) 25% of the unloaned value in the guaranteed interest option on the transfer effective date, and (c) the amount transferred from the unloaned value in our guaranteed interest option the immediately preceding policy year, if any.

Please note that the ability to make unrestricted transfers from the guaranteed interest option does not apply to any amounts that we are holding as collateral for a policy loan.

Transfers into and out of MSO II

If you elect to transfer account value to MSO II, there must be sufficient funds remaining in the guaranteed interest option to cover the Charge Reserve Amount. There are also additional restrictions that may apply. For more information about transfers into and out of MSO II, see “Transfers” in the “Description of the MSO“ section of the MSO II Prospectus.

Disruptive transfer activity
.
 We reserve the right to limit access to these services described below if we determine that you are engaged in a disruptive transfer activity, such as “market timing.” (see “Disruptive transfer activity” in “More information about other matters.”)

How to make transfers

You may submit a written request for a transfer to our Administrative Office. In general, transfers take effect on the date the request is received. However, any written or facsimile transaction requests received after 4:00 p.m. (Eastern Time) take effect the next business day. Finally, there may be a charge for making any transfer. Please see “More information about policy charges” in this prospectus for more information about charges for this transfer.

Our automatic transfer service

We offer an automatic transfer service. This service allows you to gradually allocate amounts to the variable investment options, and MSO II, if available, by periodically transferring approximately the same dollar amount to the variable investment options you select. This will cause you to purchase more units if the unit’s value is low, and fewer units if the unit’s value is high. Therefore, you may achieve a lower average cost per unit over the long term.

Using the automatic transfer service does not guarantee that you will earn a profit or be protected against losses.

Our automatic transfer service (also referred to as our “dollar cost averaging service”) enables you to make automatic monthly or quarterly transfers from the EQ/Money Market option to our other variable investment options. If you elect the automatic transfer service on a monthly basis, transfers will occur on the 10th day of each policy month. If you elect the automatic transfer service on a quarterly basis, transfers will occur on the 10th day of the last month of each calendar quarter. You may elect the automatic transfer service with your policy application or at any later time (provided you are not using the asset rebalancing service described below). At least $5,000 must be allocated to the EQ/Money Market option to begin using the automatic transfer service with a minimum total transfer amount of $250.

You can also cancel the automatic transfer service at any time by submitting a written request to our Administrative Office. You may not simultaneously participate in the asset rebalancing service and the automatic transfer service.

We will not deduct a transfer charge for any transfer made in connection with our automatic transfer service.

Our asset rebalancing service

You may wish us to periodically redistribute the amounts you have in our variable investment options so that the relative amount of your account value in each variable option is restored to match the planned periodic premium allocation percentages. You can accomplish this automatically through our asset rebalancing service. The rebalancing will occur on the 10th day of the last month of a calendar quarter. Certain investment options, such as the guaranteed interest option and MSO II, are not available investment options with the asset rebalancing service. You also may not simultaneously participate in the asset rebalancing service and the automatic transfer service (discussed above).

You may request the asset rebalancing service in your policy application or at any later time by completing our enrollment form. At any time, you may also terminate the rebalancing program or make changes to your allocations under the program. Once enrolled in the rebalancing service, it will remain in effect until you instruct us in writing to terminate the service. Requesting an investment option transfer while enrolled in our asset rebalancing service will not automatically change your allocation instructions for rebalancing your account value. This means that upon the next scheduled rebalancing, we will transfer amounts among your investment options pursuant to the allocation instructions previously on file for your rebalancing service. Changes to your allocation instructions for the rebalancing service (or termination of your enrollment in the service) must be in writing and sent to our Administrative Office. You may change your allocation instructions by changing the planned periodic premium allocation percentages or discontinue participation in the asset rebalancing service at any time.

We will not deduct a transfer charge for any transfer made in connection with our asset rebalancing service.

Transfers by third parties

As a general rule and as a convenience to you, we allow you to give a third party the right to effect transfers on your behalf. However, when the same third party makes transfers for many policy owners, the result can be simultaneous transfers involving large amounts of account value. Such transfers can disrupt the orderly management of the portfolios underlying the policy, can result in higher costs to policy owners, and are generally not compatible with the long-range goals of policy owners. We believe that such simultaneous transfers effected by such third parties are not in the best interests of all shareholders of the variable investment options, and the managements of the variable investment options share this position.

Therefore, to the extent necessary to reduce the adverse effects of simultaneous transfers made by third parties who make transfers on behalf of multiple policy owners, we may not honor such transfers. We will notify you in writing if we do not process a transfer request. Also, we will institute procedures to assure that the transfer requests that we receive have, in fact, been made by the policy owners in whose names they have been submitted. These procedures will not, however, prevent policy owners from making their own transfer requests.

6.
Death benefits and accessing your money

About your life insurance benefit

As long as your incontestable policy is in force, we will pay the death benefit to your beneficiary or beneficiaries once we receive at our Administrative Office satisfactory proof of the Insured’s death. See your policy for more information on policy incontestability. The death benefit is determined as of the date of death and generally paid within 7 days after proof of death and any other required documents are received. For more information on the commencement of insurance coverage, please see “policy issuance” under “More information about procedures that apply to your policy” in this prospectus.

Your policy’s face amount.
In your application to buy a COIL Institutional Series
®
policy, you tell us how much insurance coverage you want on the life of the insured person. We call this the “face amount” of the base policy. $100,000 is the smallest face amount of base coverage you can request. Insurance coverage begins on the register date.

You can increase or decrease your insurance coverage

You may request increases and decreases to your face amount. Any requested increase or decrease will affect your base policy’s face amount and an increase may impact the values in the MSO II Holding Accounts and future Segment Accounts. Please see “Description of the MSO” section of the MSO II Prospectus for more information.

Increases.
Starting in the second policy year and subject to our underwriting rules in effect at the time, you may ask us to increase the face amount. You may request an increase while the insured person is not more than attained age 80 (not more than attained age 70 if the insured person is in the Guaranteed Issue or Preferred Plus rating class or attained age 79 if the person is in a substandard rating class). You must provide evidence satisfactory to us of the insurability of the insured person. Any requested increase must be for at least $10,000.

An additional per $1,000 of face amount administrative charge will apply to the increase in base policy face amount for 20 years following any increase. The rate will be based on the insured’s attained age at the time of the increase. The increase will take effect at the beginning of the policy month that coincides with or next follows the date we approve your request. However, we will decline your request if the insured person does not qualify for the increase subject to our underwriting rules then in effect. If we approve your request we may apply a rating class for the increase different from that approved at issue or for a prior increase in coverage.

Decreases.
You may request a decrease in your policy’s face amount any time after the second year of your policy, but before the policy year in which the insured person reaches age 100. Any such reduction in coverage may not be less than $10,000. The decrease will take effect at the beginning of the policy month that coincides with or next follows the date we approve your request. The decrease will be applied as follows:
a)	first, to reduce the most recent increase in base policy face amount;
b)	next, to reduce the next most recent base policy face amount increases successively;
c)	next, to reduce any increases resulting from death benefit option changes;
d)	finally, to reduce the initial base policy face amount.

If the Integrated Term Insurance Rider (“ITR”) is elected, decreases apply to the ITR face amount first. Refer to “Target Amount Increases and Decreases” under “Integrated Term Insurance Rider” in the “Other benefits available under the policy” section of this prospectus for more detail. You may not reduce the base policy face amount below the minimum of $100,000. Nor will we permit a decrease that would cause your policy to fail the Internal Revenue Code’s definition of life insurance.

In some cases, we may have to make a distribution to you from your policy at the time we decrease your policy’s face amount or change your death benefit option. This may be necessary in order to preserve your policy’s status as life insurance under the Internal Revenue Code. We may also be required to make such a distribution to you in the future, on account of a prior decrease in face amount or change in death benefit option. The distribution may be taxable. Even if you decrease your face amount, you may not be reducing your death benefit if your policy account value causes an alternative higher death benefit to apply.

Please refer to “Tax information” for certain possible tax consequences of changing coverage.

If the insured person dies, we pay a life insurance benefit to the “beneficiary” you have named once we have received satisfactory proof of the insured’s death at our Administrative Office. The amount we pay depends on whether you have chosen death benefit Option A or death benefit Option B. (See “Your options for receiving policy proceeds” below).

Your policy’s “death benefit” options.
In your policy application, you also choose whether the basic amount (or “benefit”) we will pay if the insured person dies is:

•	Option A —
The policy’s face amount
on the date of the insured person’s death. The amount of this death benefit doesn’t change over time, unless you take any action that changes the policy’s face amount;

— or —

•
Option B —
The policy’s face amount plus the policy account value
on the date of death. Under this option, the amount of death benefit generally changes from day to day, because many factors (including underlying fund’s investment performance, deduction of charges and expenses, premium payments and withdrawals)

affect your policy account value. For this purpose, the policy account value is increased by the Enhanced Amount (during the first 14 policy years).

Under Option B, your policy’s death benefit will tend to be higher than under Option A. As a result, the monthly insurance charge we deduct will also be higher, to compensate us for our additional risk. See “Payment of premiums and determining your policy’s value” for additional detail regarding the calculation of the policy v alu
e account.

Alternative higher death benefit in certain cases

Your policy is designed to always provide a minimum level of insurance protection relative to your policy account value, in part to meet the definition of “life insurance” under section 7702 of the Code. For this purpose, the policy account value is increased by the Enhanced Amount.

We will automatically pay an alternative death benefit if it is higher
than the basic Option A or Option B death benefit you have selected. The alternative higher death benefit is based upon the life insurance qualification test (described above) that you choose. For the guideline premium test, this alternative death benefit is computed by multiplying your policy account value (including any applicable Enhanced Amount) on the insured person’s date of death by a percentage specified in your policy. The percentage depends on the insured person’s age for the then current policy year and ranges from 250% at age 40 or under to 101% at 94 and over.

If the policy account value in your policy is high enough, relative to the face amount, the life insurance benefit will automatically be greater than the Option A or Option B death benefit you have selected.

For the cash value accumulation test, the alternative death benefit is computed by multiplying your policy account value (including any applicable Enhanced Amount) on the insured person’s date of death by a percentage specified in your policy. At ages greater than 99, this percentage is equal to 101%. At ages less than 100, this percentage is equal to the reciprocal of the net single premium per dollar of insurance calculated using an interest rate of 2% per annum and mortality charges based upon the 2017 Commissioner’s Standard Ordinary Mortality Tables, and varies based upon the insured person’s age, sex and tobacco user status. The death benefit will always be large enough to ensure that the policy’s cash surrender value does not at any time exceed the net single premium needed to fund future policy benefits under the contract, with all such terms as defined in section 7702 of the Code.

These higher alternative death benefits expose us to greater insurance risk than the regular Option A and B death benefit. Because the cost of insurance charges we make under your policy are based in part on the amount of our risk, you will pay more cost of insurance charges for any periods during which a higher alternative death benefit is the operative one.
The operative period for the higher alternative death benefit is determined in connection with the requirements of the Code. The calculation of the death benefit is built into the monthly calculation of the cost of insurance charge, which is based on the net amount at risk. The need for the higher alternative death benefit is assessed on each monthly anniversary date, and on the death of the insured. Each policy owner receives an annual statement showing various policy values. The annual statement shows the death benefit amount as of the policy anniversary, and that amount would reflect the alternative higher death benefit amount, if applicable at that time. This annual statement also reflects the monthly cost of insurance charge for the policy year, reflecting a higher net amount at risk in those months when the higher alternative death benefit is in effect.

Other adjustments to death benefit.
  We will increase the death benefit proceeds by the amount of any other benefits we owe upon the insured person’s death under any optional riders which are in effect.

We will reduce the death benefit proceeds by the amount of any outstanding policy loans and unpaid loan interest, as well as any amount of monthly charges under the policy that remain unpaid because the insured person died during a grace period. After being reduced by all of these amounts, the death benefit is referred to as the “net death benefit.”

Subject to certain restrictions, you can request a change in your death benefit option.

Change of death benefit option

Starting in the third policy year you can change the death benefit option of the policy subject to our underwriting rules then in effect as to maximum age. If you change your death benefit option, we will adjust the base policy face amount. If you ask us to change from Option A to Option B, we will reduce the base policy face amount by the amount in your policy account on the date the change takes effect. Reductions in base policy face amount will be in the same order as specified under “Decreases” in “You can increase or decrease your insurance coverage” below. However, we will decline to make such change if it would reduce the base policy face amount to less than the minimum of $100,000. If you ask us to change from Option B to Option A, we will increase the base policy face amount by the amount in your policy account on the date the change takes effect. Any increase in the base policy face amount that results from a change from Option B to Option A will not be subject to the per $1,000 administrative charge. Such reductions and increases in the base policy face amount are made so that the total death benefit remains the same on the date the change takes effect. For this purpose, the policy account value is increased by the Enhanced Amount.

A change from Option A to Option B is not permitted beyond the policy year in which the insured person reaches age 80 (not more than attained age 70 if the person is in the Guaranteed Issue or Preferred Plus rating class or 79 if the person is in a substandard rating class).

Please refer to “Tax Information” in this prospectus to learn about certain possible income tax consequences that may result from a change in death benefit option, including the effect of an automatic increase or decrease in face amount.

We reserve the right to decline to make any change that we determine would cause this policy to fail to qualify as life insurance under applicable tax law as interpreted by us. We also reserve the right to decline any change that may cause this policy to lose its ability to be tested for Federal income tax purposes under the 2017 Commissioners Standard Ordinary mortality tables, as this could cause the policy to fail to qualify as life insurance for tax purposes.

Your options for receiving policy proceeds

Beneficiary of death benefit.
 You designate your policy’s beneficiary in your policy application. You can change the beneficiary at any other time during the insured person’s life. If no beneficiary is living when the insured person dies, we will pay the death benefit proceeds in equal shares to the insured person’s surviving children. If there are no surviving children, we will instead pay the insured person’s estate.

Payment of death benefit.
 We will pay any death benefit in a single sum. If the beneficiary is a natural person (i.e., not an entity such as a corporation) and so elects, death benefit proceeds can be paid through the “Access Account”, which is a draft account that works in certain respects like an interest-bearing checking account. In that case, we will send the beneficiary a draftbook, and the beneficiary will have immediate access to the proceeds by writing a draft for all or part of the amount of the death benefit proceeds. The Company will retain the funds until a draft is presented for payment. Interest on the Access Account is earned from the date we establish the account until the account is closed by your beneficiary or by us if the account balance falls below the minimum balance requirement, which is currently $1,000. The Access Account is part of the Company’s general account and is subject to the claims of our creditors. We will receive any investment earnings during the period such amounts remain in the general account. The Access Account is not a bank account or a checking account and it is not insured by the FDIC. Funds held by insurance companies in the general account are guaranteed by the respective state guaranty association.

A beneficiary residing outside the U.S., however, cannot elect the Access Account. If the beneficiary is a trust that has two or fewer trustees, death benefit proceeds can be paid through the Access Account.

See “When we pay policy proceeds” in “More information about other matters” for details on when death benefits are paid.

Accessing your money

You can access the money in your policy in different ways. You may borrow up to 90% of your policy account value (as defined under “Payment of premiums and determining your policy’s value” in this prospectus), less any outstanding loan and accrued loan interest before the policy year in which the insured reaches age 75 (100% thereafter). We will charge interest on the amount of the loan. See “Borrowing from your policy” in this prospectus for more information.

You can also make a partial withdrawal of $500 or more of your net policy account value at any time after the first year of your policy and before the policy anniversary nearest the insured’s 100th birthday. Loans and partial withdrawals will reduce the cash surrender value, policy account value, and death benefit. See “Making withdrawals from your policy” in this prospectus for more information.

Finally, you can surrender (turn in) your policy for its net cash surrender value at any time. See “Surrendering your policy for its net cash surrender value” in this prospectus.

Policy loans, partial withdrawals and policy surrender may have tax consequences. See “Tax information” in this prospectus for the tax treatment of the various ways in which you can access your money.

Borrowing from your policy

You may borrow up to 90% of your policy account value, reduced by any loans (and accrued loan interest) you have outstanding before the policy year in which the insured reaches age 75 (100% thereafter). Each new loan you request must be at least $500.

You can use policy loans to obtain funds from your policy without, in most cases, paying current income tax. However, the borrowed amount is no longer credited with the investment results of any of our investment options under the policy.

When you take a policy loan, we remove an amount equal to the loan from one or more of your investment options and hold it as collateral for the loan’s repayment. We hold this loan collateral under the same terms and conditions as apply to amounts supporting our guaranteed interest option, with several exceptions:

•	you cannot make transfers or withdrawals of the collateral;

•	we may credit different rates of interest to loan collateral than we credit under our guaranteed interest option; and

•	the collateral is not available to pay policy charges.

When you request your loan (or if we are making the loan automatically to cover unpaid loan interest), we will take the loan from your investment options in proportion to your value in each.

Loan interest we charge.
The interest we charge on a policy loan accrues daily at an adjustable interest rate. We determine the rate at the beginning of each year of your policy, and that rate applies to all policy loans that are outstanding at any time during the year. The maximum rate is the greater of (a) 2% or (b) the “Monthly Average Corporate” yield published in Moody’s Corporate Bond Yield Averages for the month that ends two months before the interest rate is set. (If that average is no longer published, we will use another average, as the policy provides.) Currently, the loan interest rate is 2.0%. We will notify you of the current loan interest rate when you apply for a loan and annually on the annual report, and will notify you in advance of any rate increase.

Loan interest payments are due on each policy anniversary. If not paid when due, we automatically add the interest to your policy loan.

Interest that we credit on loan collateral.
The current annual interest rate we credit on your loan collateral will be 0.75% less than the interest rate charged in policy years 1-10 and 0.00% less than the interest rate charged thereafter. We guarantee that the differential between the annual interest rate we charge and the annual interest rate we credit will not exceed 1%.

We credit interest on your loan collateral daily. On each anniversary of your policy (or when your policy loans are fully repaid) we transfer that interest to your policy’s investment options in the same proportions as if it were a premium payment.

Effects of policy loans.
If not repaid, the aggregate amount of the outstanding loan and any accrued loan interest will reduce your cash surrender value and your life insurance benefit that might otherwise be payable. We will deduct any outstanding policy loan and accrued loan interest from your policy’s proceeds if you do not pay it back. Also, a loan can reduce the length of time that your insurance remains in force, because the amount we set aside as loan collateral cannot be used to pay charges as they become due.

A policy loan, repaid or not, has a permanent effect on your cash surrender value and death benefit. This results because the investment results of each investment option apply only to the amounts remaining in such investment options. The longer the loan is outstanding, the greater the effect on cash surrender value is likely to be. A policy loan can similarly affect the insurance proceeds payable on death.

Even if a loan is not taxable when made, it may later become taxable, for example, upon termination or surrender. See “Tax Information” in this prospectus for a discussion of the tax consequences of policy loans.

Paying off your loan.
You can repay all or part of your loan at any time while the insured person is alive and this policy is in force. We normally assume that payments you send us are premium payments. Therefore, you must submit instructions with your payment indicating that it is a loan repayment. If you send us more than all of the loan principal and interest you owe, we will treat the excess as a premium payment.

When you send us a loan repayment, we will transfer an amount equal to such repayment from your loan collateral back to the investment options under your policy. First we will restore any amounts that, before being designated as loan collateral, had been in the guaranteed interest option under your policy. We will allocate any additional repayments among investment options as if they were premium payments.

Failure to repay a policy loan or to pay loan interest will not terminate this policy unless at the beginning of a policy month your net policy account value is less than the total monthly deduction then due, if any. In that case, the “Grace Period” provision will apply.

A policy loan may have a permanent effect on your benefits under this policy even if it is repaid. During any period in which there is an outstanding loan, the interest rate we credit to the loaned portion of your policy account may be different than the rate we credit to the unloaned portion of your policy account.

Borrowing from your policy when you allocated to MSO II

If you have allocated policy amounts to MSO II and plan to take a loan from your policy, significantly different procedures and additional restrictions may apply. Please see “Loans” in the “Description of the MSO” section of the MSO II Prospectus for more information.

Making withdrawals from your policy

You may make a partial withdrawal of your net policy account value (defined in this prospectus) at any time after the first year of your policy and before the policy anniversary nearest to the insured’s attained age 100. The request must be for at least $500, however, and we have discretion to decline any request. A partial withdrawal will result in a reduction in the cash surrender value and in your policy account equal to the amount withdrawn as well as a reduction in your total death benefit. If the Enhanced Amount is included in the cash surrender value, it will be reduced due to any partial withdrawal. We will take the withdrawal from all of your investment options in proportion to your value in each.

You can withdraw all or part of your net policy account value, although you may incur tax consequences by doing so.

Effect of partial withdrawals on insurance coverage.
We will not permit a partial withdrawal that would reduce the base policy face amount below the $100,000 minimum, or that would cause the policy to no longer be treated as life insurance for federal income tax purposes.

If the death benefit is Option A and the death benefit minus the amount to be withdrawn is less than the base policy face amount, the base policy face amount will be reduced to the death benefit minus the amount to be withdrawn. Any reduction in base policy face amount will be applied as follows: first, to reduce the most recent increase in base policy face amount; next, to reduce the next most recent base policy face amount increases successively; next, to reduce any increases resulting from death benefit option changes; finally, to reduce the initial base policy face amount.

If death benefit Option B is in effect, a partial withdrawal also reduces the death benefit, but does not affect the base policy face amount.

Under either death benefit option, the partial withdrawal will result in a reduction in your total death benefit.

A partial withdrawal may increase the chance that your policy could lapse because of insufficient value to pay policy charges as they fall due.

You should refer to “Tax information” in this prospectus, for information about possible tax consequences of partial withdrawals and any associated reduction in policy benefits.

Making withdrawals from your policy if you have allocated to MSO II

If you have allocated policy amounts to MSO II and plan to take a withdrawal from your policy, significantly different procedures and additional restrictions may apply. Please see “Withdrawals” in the “Description of the MSO” section of the MSO II Prospectus for more information.

Surrendering your policy for its net cash surrender value

Upon written request satisfactory to us, you can surrender (give us back) your policy at any time and we will pay you the net cash surrender value. The net cash surrender value includes the Enhanced Amount, except as described in the next paragraph.

If your policy is being exchanged or replaced with another life insurance policy or annuity contract on the insured person including (but not limited to) any transaction qualifying for income tax free exchange treatment under Section 1035 of the Code or any similar or successor provision thereof, you will receive the net policy account value. In other words, even if the surrender is made during the first 14 policy years, the Enhanced Amount will not be available under such circumstances.

Surrendering your policy if you have allocated to MSO II

If you have allocated policy amounts to MSO II and plan to surrender your policy, significantly different procedures and additional restrictions may apply. Please see “Cash Surrender Value, Net Cash Surrender Value and Loan Value” in the “Description of the MSO” section of the MSO II Prospectus for more information.

Please refer to “Tax information” in this prospectus for the possible tax consequences of surrendering your policy.

7.
Tax information

This discussion is based on current federal income tax law and interpretations. It assumes that the policy owner is a natural person who is a U.S. citizen and resident and has an insurable interest in the insured. The tax effects on corporate taxpayers,
non-U.S.
residents or
non-U.S.
citizens may be different. This discussion is general in nature, and should not be considered tax advice, for which you should consult a qualified tax advisor.

Basic income tax treatment for you and your beneficiary

A policy will be treated as “life insurance” for federal income tax purposes (a) if it meets the definition of life insurance under Section 7702 of the Internal Revenue Code (the “Code”) and (b) as long as the investments made by the underlying Portfolios satisfy certain investment diversification requirements under Section 817(h) of the Code. The following discussion assumes that the policies meet these requirements and, therefore, that generally:

•	the death benefit received by the beneficiary under your policy will not be subject to federal income tax; and

•	increases in your policy’s account value as a result of interest or investment experience will not be subject to federal income tax, unless and until there is a distribution from your policy, such as a surrender, a partial withdrawal, loan or a payment to you.

The IRS, however, could disagree with our position such that certain tax consequences could be other than as described. If it is subsequently determined that a policy does not satisfy the applicable requirements, we may take appropriate steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions in order to do so. There may also be different tax consequences if you assign your policy, transfer an interest therein or designate a new owner. See “Assigning your policy” in this prospectus. See also special rules below under “Business and employer owned policies,” and for the discussion of insurable interest under “Other Information.”

Tax treatment of distributions to you (loans, partial withdrawals and full surrender)

The federal income tax consequences of a distribution from your policy depend on whether your policy is a “modified endowment contract” (sometimes also referred to as a “MEC”). In all cases, however, the character of any income described below as being taxable to the recipient will be ordinary income (as opposed to capital gain).

Testing for modified endowment contract status.
Your policy will be a “modified endowment contract” if, at any time during the first seven years of your policy, you have paid a cumulative amount of premiums that exceeds the cumulative
seven-pay
limit. The cumulative
seven-pay
limit is the amount of premiums that you would have paid by that time under a similar fixed-benefit insurance policy that was designed (based on certain assumptions mandated under the Code) to provide for paid up future benefits after the payment of seven equal annual premiums. (“Paid up” means that no future premiums would be required.) This is called the “seven-pay” test.

Whenever there is a “material change” under a policy, the policy will generally be (a) treated as a new contract for purposes of determining whether the policy is a modified endowment contract and (b) subjected to a new seven-pay
period and a new
seven-pay
limit. The new
seven-pay
limit would be determined taking into account, under a prescribed formula, the cash surrender value of the policy at the time of such change. A materially changed policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay
limit at any time during the new
seven-pay
period. A material change for these purposes could occur as a result of a change in death benefit option, a requested increase in the policy face amount or certain other changes. In the case of CVAT tested policies, this will occur when premiums paid exceed the necessary premium limit for the policy before the change.

If your policy’s benefits are reduced during its first seven years (or within seven years after a material change), the seven-pay
limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay
test. (Such a reduction in benefits could include, for example, a requested decrease in the policy face amount, the termination of additional benefits under a rider or, in some cases, a partial withdrawal or a change in death benefit option.) If the premiums previously paid during its first seven years (or within seven years after a material change) are greater than the recalculated (lower)
seven-pay
limit, the policy will become a modified endowment contract.

A life insurance policy that you receive in exchange for a modified endowment contract will also be considered a modified endowment contract.

In addition to the above premium limits for testing for modified endowment status, federal income tax rules must be complied with in order for it to qualify as life insurance. In addition, if you have elected the guideline premium test, changes made to your policy, for example, a decrease in the policy face amount (including any decrease that may occur as a result of a partial withdrawal), a change in death benefit option, or other decrease in benefits may impact the maximum amount of premiums that can be paid as well as the maximum amount of policy account value that may be maintained under the policy. We may also be required to provide a higher death benefit notwithstanding the decrease in the policy face amount in order to assure that your policy continues to qualify as life insurance. Under either the guideline premium test or the cash value accumulation test, in some cases, we may take current or future action in order to assure that your policy continues to qualify as life insurance, including distribution of amounts to you that may be includable as income. See “Other information” in this section.

Taxation of
pre-death
distributions if your policy is not a modified endowment contract.
As long as your policy remains in force as a
non-modified
endowment contract, policy loans will generally be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest on the loan will generally not be tax deductible, although interest credited on loan collateral may become taxable under the rules below if distributed. However, there is some uncertainty as to the federal tax treatment of policy loans with a small or no spread between the interest rate charged and the interest rate credited on the amount loaned. You should consult a qualified tax adviser as to the federal tax treatment of such loans. Also, see below for taxation of loans upon surrender or termination of your policy.

If you make a partial withdrawal after the first 15 years of your policy, the proceeds will not be subject to federal income tax except to the extent such proceeds exceed your “basis” in your policy. (Your basis generally will equal the premiums you have paid, less the amount of any previous distributions from your policy that were not taxable.) During the first 15 years, however, the proceeds from a partial withdrawal could be subject to federal income tax, under a complex formula, to the extent that your cash surrender value exceeds your basis.

Upon full surrender, any amount by which the proceeds we pay (including amounts we use to discharge any policy loan and unpaid loan interest) exceed your basis in the policy will be subject to federal income tax.
In addition, if a policy terminates after a grace period, the extinguishment of any then-outstanding policy loan and unpaid loan interest will be treated as a distribution and could be subject to tax under the foregoing rules.
Finally, if you make an assignment of rights or benefits under your policy, you may be deemed to have received a distribution from your policy, all or part of which may be taxable.

Policy loans
.
 Policy loans can cause taxable income upon the termination of a policy with no cash payout. In the case of a surrender, the loan amount is taken into account in determining any taxable amount and such income can also exceed the payment received. These events can occur from potential situations which include: (1) amount of outstanding policy debt (loans taken plus unpaid interest amounts added to the outstanding loan) at or near the maximum loan value; (2) unfavorable investment results affecting your policy account value; (3) increasing monthly policy charges due to increasing attained ages of the insured; (4) high or increasing amount of insurance risk, depending on death benefit option and changing account value; and (5) increasing policy loan rates if an adjustable policy loan rate is in effect.
Ideally a policy loan will be paid from income tax free death benefit proceeds if your policy is kept in force until the death of the insured. To avoid policy terminations that may give rise to significant income tax liability, you may need to make substantial premium payments or loan repayments to keep your policy in force.

You can reduce the likelihood that these situations will occur by considering these risks before taking a policy loan. If you take a policy loan, you should monitor the status of your policy with your financial representative and your tax advisor at least annually, and take appropriate preventative action. As indicated above, in the case of a policy that is a modified endowment contract (“MEC”), any loan will be treated as a distribution when made, and thus may be taxable at such time.

Taxation of
pre-death
distributions if your policy is a modified endowment contract.
Any distribution from your policy will be taxed on an “income-first” basis if your policy is a modified endowment contract. Distributions for this purpose include a loan (including any increase in the loan amount to pay interest on an existing loan or an assignment or a pledge to secure a loan) or withdrawal. Any such distributions will be considered taxable income to you to the extent your cash surrender value exceeds your basis in the policy. (For modified endowment contracts, your basis is similar to the basis described above for other policies, except that it also would be increased by the amount of any prior loan under your policy that was considered taxable income to you.)

For purposes of determining the taxable portion of any distribution, all modified endowment contracts issued by the Company (or its affiliates) to the same owner (excluding certain qualified plans) during any calendar year are treated as if they were a single contract.

A 10% penalty tax also will apply to the taxable portion of most distributions from a policy that is a modified endowment contract. The penalty tax will not, however, apply to (i) taxpayers whose actual age is at least 59
1
⁄
2
, (ii) distributions in the case of a disability (as defined in the Code) or (iii) distributions received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary. The exceptions generally do not apply to life insurance policies owned by corporations or other entities.

If your policy terminates after a grace period, the extinguishment of any then outstanding policy loan and unpaid loan interest will be treated as a distribution
(to the extent the loan was not previously treated as such) and could be subject to tax, including the 10% penalty tax, as described above. In addition, upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any loan) over your basis in the policy, will be subject to federal income tax and, unless an exception applies, the 10% penalty tax.

Distributions that occur during a year of your policy in which it becomes a modified endowment contract, and during any subsequent years, will be taxed as described in the four preceding paragraphs. In addition, distributions from a policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract. So, for example, if a policy has been collaterally assigned as security for a loan and the policy subsequently becomes a MEC there could be a taxable deemed distribution even though the policy owner has not received any payment from us.

Policy changes.
 Changes made to a life insurance policy, for example, a decrease in benefits, a death benefit option change, or the termination or restoration of a terminated policy, may have other effects on your policy, including impacting the maximum amount of premiums that can be paid under the policy. In some cases, this may cause us to take action in order to assure your policy continues to qualify as life insurance, including distribution of amounts that may be includable as income. This action may be required under the tax law even though the policy may not be sufficiently funded to keep it in force for a desired duration. In some cases, premium payments for a policy year could be limited to the amount needed to keep the policy in force until the end of the policy year. You should carefully go over the implications of any policy changes with your advisor before making a change.

Restoration of a terminated policy.
For tax purposes, some restorations of a policy that terminated after a grace period may be treated as the purchase of a new policy. Since tax laws and regulations and their application may have changed by such time, there can be no assurance that we can reinstate the policy to qualify as life insurance under future tax rules.

Business and employer owned policies

Any employer owned life insurance arrangement on an employee or director as well as any corporate, trade, or business use of a policy should be carefully reviewed by your tax advisor with attention to the rules discussed below. Also, careful consideration should be given to any other rules that may apply, including other possible pending or recently enacted legislative proposals.

Requirements for income tax free death benefits.
Federal tax law imposes additional requirements for employer owned life insurance policies. The provisions can have broad application for contract owners engaged in a trade or business, or certain related persons. These requirements include detailed notice and consent rules, annual tax reporting and recordkeeping requirements on the employer and limitations on those employees (including directors) who can be insured under the life insurance policy. Failure to satisfy applicable requirements will result in death benefits in excess of premiums paid by the owner being includable in the owner’s income upon the death of the insured employee. Notice and consent requirements must be satisfied before the issuance of the life insurance policy or a material change to an existing life insurance policy, otherwise benefits may lose their tax favored treatment.
The rules generally apply to life insurance policies issued after August 17, 2006. Note, however, that material increases in the death benefit or other material changes will generally cause an existing policy to be treated as a new policy and thus subject to the new requirements. The term “material” has not yet been fully defined but is expected to not include automatic increases in death benefits in order to maintain compliance with the life insurance policy tax qualification rules under the Code. An exception for certain tax-free
exchanges of life insurance policies pursuant to Section 1035 of the Code may be available but is not clearly defined.

Limitations on interest deductibility for business owned life insurance.
Ownership of a policy by a trade or business can limit the amount of any interest on business borrowings that the entity otherwise could deduct for federal income tax purposes, even though such business borrowings may be unrelated to the policy. To avoid the limit, the insured person must be an officer, director, employee or 20% owner of the trade or business entity when coverage on that person commences.

The limit does not generally apply for policies owned by natural persons (even if those persons are conducting a trade or business as sole proprietorships), unless a trade or business entity that is not a sole proprietorship is a direct or indirect beneficiary under the policy. Entities commonly have such a beneficial interest, for example, in so-called
“split-dollar” arrangements. If the trade or business entity has such an interest in a policy, it will be treated the same as if it owned the policy for purposes of the limit on deducting interest on unrelated business income.

The limit generally applies only to policies issued after June 8, 1997 in taxable years ending after such date. However, for this purpose, any material change in a policy will be treated as the issuance of a new policy.

In cases where the above-discussed limit on deductibility applies, the non-deductible
portion of unrelated interest on business loans is determined by multiplying the total amount of such interest by a fraction. The numerator of the fraction is the policy’s average account value (excluding amounts we are holding to secure any policy loans) for the year in question, and the denominator is the average for the year of the aggregate tax bases of all the entity’s other assets. The above limitation is in addition to rules limiting interest deductions on policy loans against business-owned life insurance. Special rules apply to insurance company owners of policies which may be more restrictive.

Uses of policy which may be scrutinized.
 The IRS may view certain uses of life insurance policies as a tax shelter or as an abusive transaction. Please consult your tax advisor for the most up-to-date information as to IRS “Recognized Abusive and Listed Transactions” and how they may affect your policy.

Requirement that we diversify investments

Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Failure to comply with these regulations would disqualify your policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on any income and gains under the policy and the death benefit proceeds would lose their income tax-free
status. These consequences would continue for the period of the disqualification and for subsequent periods. Through the Portfolios, we intend to comply with the applicable diversification requirements, though no assurances can be given in this regard.

Estate, gift, and generation-skipping taxes

If the policy’s owner is the insured person, the death benefit will generally be includable in the owner’s estate for purposes of federal estate tax. If the owner is not the insured person, and the owner dies before the insured person, the value of the policy would be includable in the owner’s estate. If the owner is neither the insured person nor the beneficiary, the owner will be considered to have made a gift to the beneficiary of the death benefit proceeds when they become payable.

In general, a person will not owe estate or gift taxes until gifts made by such person, plus that person’s taxable estate, total at least $10 million (this statutory amount is to be indexed for inflation after 2010). A portability rule generally permits a surviving spouse to elect to carry over the unused portion of the deceased spouse’s exclusion amount.

Certain amounts may be deductible or excludable, such as gifts and bequests to a person’s spouse or charitable institutions, as well as for certain gifts per recipient per year ($19,000 for 2025, indexed for inflation).

As a general rule, if you make a “transfer” to a person two or more generations younger than you, a generation-skipping tax may be payable. Generation-skipping transactions would include, for example, a case where a grandparent “skips” his or her children and names his or her grandchildren as a policy’s beneficiaries. In that case, the generation-skipping “transfer” would be deemed to occur when the insurance proceeds are paid. The generation-skipping tax rates are similar to the maximum estate tax rates in effect at the time. Individuals are generally allowed an aggregate generation-skipping tax exemption of the same amount discussed above for estate and gift taxes, but without portability.

The particular situation of each policy owner, insured person or beneficiary will determine how ownership or receipt of policy proceeds will be treated for purposes of federal estate, gift and generation-skipping taxes, as well as state and local estate, inheritance and other taxes. Because these rules are complex, you should consult with a qualified tax adviser for specific information, especially where benefits are passing to younger generations.

Pension and profit-sharing plans

There are special limits on the amount of insurance that may be purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under Section 401(a) or 403 of the Code. In addition, the federal income tax consequences will be different from those described in this prospectus. These rules are complex, and you should consult a qualified tax advisor.

Split-dollar and other employee benefit programs

Complex rules may also apply when a policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of other employee benefits. Employees may have imputed income for the value of any economic benefit provided by the employer. There may be other tax implications, as well. It is possible that certain split-dollar arrangements may be considered to be a form of deferred compensation under Section 409A of the Code, which broadens the definition of deferred compensation plans, and subjects such plans to new requirements. Further, certain split-dollar arrangements may come within the rules for business- and employer-owned policies. Among other issues, policy owners must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law and with the insured person’s consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit.

If this policy is being or was purchased pursuant to a split-dollar arrangement, you should also consult your tax advisor for advice concerning the effect of the following guidance. In 2002 the IRS issued Notice
2002-8
concerning the taxation of split-dollar life insurance arrangements as well as regulations in both 2002 and 2003. They provide for taxation under one of two mutually exclusive regimes depending upon the structure of the arrangement. These are a loan regime and an economic benefit regime. Transition and grandfathering rules, among other items, should be carefully reviewed when considering such arrangements. A material modification to an existing arrangement may result in a change in tax treatment. In addition, public corporations (generally publicly-traded or publicly-reporting companies) and their subsidiaries should consider the possible implications on split-dollar arrangements of the Securities Exchange Act of 1934 which generally prohibit certain direct or indirect loans to executive officers or directors. At least some split-dollar arrangements could be deemed to involve loans within the purview of that section.

ERISA

Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974. There may also be other implications. You should consult a qualified legal advisor.

3.8% Tax on Net Investment Income or “NII”

The 3.8% tax on certain unearned income of taxpayers whose adjusted incomes exceed certain thresholds applies to all or part of a taxpayer’s NII. As currently interpreted under IRS guidelines, NII includes the taxable portion of an annuitized payment from a life insurance contract. It has not been defined to include taxable amounts from partial withdrawals, surrenders or lapses of life insurance policies subject to loans. You should consult your tax advisor as to the applicability of this tax to you.

Our taxes

The operations of our separate accounts are reported in our federal income tax return. Separate account investment income and capital gains, however, are, for tax purposes, reflected in our variable life insurance policy reserves. Currently we pay no taxes on such income and gains and impose no charge for such taxes. We reserve the right to impose a charge in the future for taxes incurred by us that are allocable to the policies.

We are entitled to certain tax benefits related to the investment of company assets, including assets of the separate accounts. These tax benefits, which may include the foreign tax credit and the corporate dividends received deduction, are not passed back to you, since we are the owner of the assets from which tax benefits may be derived.

Tax withholding and information reporting

Status for income tax purposes; FATCA.
 In order for us to comply with income tax withholding and information reporting rules which may apply to life insurance policies, we request documentation of “status” for tax purposes. “Status” for tax purposes generally means whether a person is a “U S. person” or a foreign person with respect to the United States; whether a person is an individual or an entity, and if an entity, the type of entity. Status for tax purposes is best documented on the appropriate IRS Form or substitute certification form (IRS Form W-9 for a U.S. person or the appropriate type of IRS Form W-8 for a foreign person). If we do not have appropriate certification or documentation of a person’s status for tax purposes on file, it could affect the rate at which we are required to withhold income tax, and penalties could apply. Information reporting rules could apply not only to specified transactions, but also to life insurance policy ownership. For example, under the Foreign Account Tax Compliance Act (“FATCA”), which applies to certain U.S.-source payments, and similar or related withholding and information reporting rules, we may be required to report policy values and other information for certain policyholders. For this reason, we and our affiliates intend to require appropriate status documentation at purchase, change of ownership, and affected payment transactions, including death benefit payments. FATCA and its related guidance is extraordinarily complex and its effect varies considerably by type of payor, type of payee and type of recipient.

Tax Withholding.
 Generally, unless you provide us with a satisfactory written election to the contrary prior to the distribution, we are required to withhold income tax from any proceeds we distribute as part of a taxable transaction under your policy. If you do not wish us to withhold tax from the payment, or if we do not withhold enough, you may have to pay later and you may incur penalties under the estimated income tax rules. In some cases, where generation-skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory notification that no such taxes are due. States may also require us to withhold tax on distributions to you and may not always follow federal rules.

Special withholding rules apply to United States citizens residing outside of the United States, foreign recipients, and certain U.S. entity recipients which are treated as foreign because they fail to document their U.S. status before payment is made. We do not discuss these rules here in detail. However, we may require additional documentation in the case of payments made to United States persons living abroad and non-United States persons (including U.S. entities treated as foreign) prior to processing any requested transaction. For Puerto Rico and other jurisdictions, income is considered U.S.-source income. We anticipate requiring owners or beneficiaries in Puerto Rico which are not individuals to document their status to avoid 30% FATCA withholding from U.S.-source income.

Possibility of future tax changes and other tax information

The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of life insurance policies or increase the taxes we pay in connection with such policies. This could include special rules for tax-exempt
entities as well as for corporate or business use of policies. Congress may also consider further proposals to comprehensively reform or overhaul the United States tax and retirement systems, which if enacted, could affect the tax benefits of a life insurance policy. Legislative proposals could make sweeping changes to many longstanding tax rules, including certain tax benefits currently available to newly purchased cash value life insurance policies. Proposals have been considered to eliminate some or all taxable expenditures or tax preferences together with some lowering of tax rates. We cannot predict what, if any, legislation will actually be proposed or enacted or what type of grandfathering will be allowed for existing life insurance policies. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new or clarifying interpretations of existing law. Some areas of possible future guidance include new rules for testing for policies issued on a special risk class basis. As a result, there are areas of some uncertainty even under current laws, such that future tax consequences of a policy could be other than as described herein.

State and local tax law or, if you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you, the insured person or your beneficiary, and are subject to change or change in interpretation. Any changes in federal, state, local or foreign tax law or interpretations could have a retroactive effect both on our taxes and on the way your policy is taxed or the tax benefit of life insurance policies.

The policies described in this Prospectus are tested for qualification as life insurance using the 2017 Commissioners Standard Ordinary (“2017 CSO”) mortality tables. See “Cost of insurance charge” in this Prospectus.

Other information

There are a number of tax benefits associated with variable life insurance policies. For tax benefits to be available, the policy owner must have an insurable interest in the life of the insured under applicable state laws. Requirements may vary by state. A failure can, among other consequences, cause the policy owner to lose anticipated favorable federal tax treatment generally afforded life insurance.

For tax benefits to continue, the policy must continue to qualify as life insurance. We reserve the right to restrict transactions that we determine would cause your policy to fail to qualify as life insurance under federal tax law. We also reserve the right to decline to make any change that may cause your policy to lose its ability to be tested for federal income tax purposes under the 2017 Commissioners Standard Ordinary Mortality Tables.

In addition to other requirements, federal tax law requires that the insurer, and not the policy owner, have control of the underlying investment assets for the policy to qualify as life insurance.

You may make transfers among Portfolios of the Separate Account, but you may not direct the investments each Portfolio makes. If the IRS were to conclude that you, as the investor, have control over these investments, then the policy would no longer qualify as life insurance. You would be treated as the owner of separate account assets and be currently taxed on any taxable income or gain the assets generate.

The IRS has provided some guidance on investor control, but many issues remain unclear. One such issue is whether a policy owner can have too much investor control if the variable life policy offers a large number of investment options in which to invest account values and/or the ability to make frequent transfers under the policy. We do not know if the IRS will provide any further guidance on the issue. If guidance is provided, we do not know if it would apply retroactively to policies already in force.

We believe that our variable life policies do not give policy owners investment control over the investments underlying the various investment options; however, the IRS could disagree with our position. The IRS could seek to treat policy owners with a large number of investment options and/or the ability to freely transfer among investment options as the owners of the underlying Portfolio’s shares. Accordingly, we reserve the right to modify your policy as necessary to attempt to prevent you from being considered the owner of your policy’s proportionate share of the assets of the Separate Account.

8.
Other benefits available under the policy

In addition to the standard death benefit(s) associated with your po lic
y, other standard and/or optional benefits may also be available to you pursuant to a rider or guarantee. The following table summarizes information about those benefits. Information about the fees associated with each benefit included in the table may be found in the “Fee Table.”

Name of Benefit	Purpose	Is Benefit Standard or Optional	Brief Description of Restrictions/Limitation
Enhanced Amount	Provides additional surrender value which is included in the calculation of the net cash surrender value if the policy is fully surrendered within 14 years of the register date of the policy	Standard	• Not available if this policy is being exchanged or replaced with another life insurance policy or annuity contract.
Integrated Term Insurance Rider	Allows you to elect additional coverage in the form of a higher death benefit for each insured person in the case	Optional
•
Must be elected at policy issue.

•
Eligibility for ITR and the maximum ITR face amount is based on the sum of the “target premiums” for all of the policies in the case purchased at the same time, which must be greater than or equal to an annualized target premium of $50,000 or higher at the case level (or policy level if not part of a case).

•
The Company generally requires that the ratio of the ITR face amount to the target amount be the same for all policies being purchased for the case at the same time.

Policy Continuation Rider	Protects against the lapse of your policy when monthly deductions cannot be paid due to loan indebtedness.	Optional
•
You can exercise the rider and be placed on “policy continuation,” if at the beginning of any policy month on or following the policy anniversary nearest the insured person’s 75th birthday, but not earlier than the 15th policy anniversary, all of the following conditions apply:

•
The amount of any outstanding policy loan and accrued loan interest equals or exceed the policy account value multiplied by the Policy Continuation Trigger Percentage as provided in your policy;

•
There must be sufficient net policy account value to cover the Policy Continuation Charge;

•
The Death Benefit option then in effect is Option A;

•
The policy must not be a Modified Endowment Contract as defined in section 7702A of the Internal Revenue Code of 1986 and exercising the rider must not cause the policy to become a Modified Endowment Contract.

•
The amount of any outstanding policy loan and accrued loan interest is greater than the current base policy face amount plus the current ITR face amount, if applicable;

•
The policy is not in a grace period; and

•
No current or future distributions will be required to be paid from the policy to maintain its qualification as “life insurance” under the Internal Revenue Code.

•
When the rider is in effect the following are prohibited:

•
partial withdrawals;

•
premium payments;

•
changes to the policy face amount or death benefit option;

•
transfers out of, or allocations out of, the unloaned guaranteed interest option to the variable investment options even if the loan is fully repaid; and

•
any other requested policy changes.

•
All additional benefit riders and endorsements (excluding the Integrated Term Insurance Rider) terminate when the Policy Continuation Rider is exercised.

There are additional benefits available to you. The following table summarizes information about those benefits.

Name of Benefit	Purpose	Is Benefit Standard or Optional	Brief Description of Restrictions/Limitations
Asset Rebalancing Service	Periodically rebalance to your desired asset mix.	Standard
•
You cannot simultaneously participate in the asset rebalancing service and the automatic transfer service.

•
Certain investment options, such as the guaranteed interest option and MSO II, are not available investment options with this service.

•
This service terminates if: 1) your policy is in a grace period; or 2) we receive notice of the insured person’s death.

Automatic Transfer Service (Dollar Cost Averaging Service)	Transfer account value to selected investment options on a regular basis to potentially reduce the impact of market volatility.	Standard
•
You cannot simultaneously participate in the automatic transfer service and the asset rebalancing service.

•
At least $5,000 must be allocated to the EQ/Money Market option to begin using this service.

•
This service terminates if: 1) your policy is in a grace period; or 2) we receive notice of the insured person’s death.

Loans	Loans may be available to policy holders.	Standard
•
You may borrow up to 90% of your policy’s account value less any outstanding loan and accrued loan interest before the policy year in which the insured reaches age 75 (100% thereafter).

•
Loans are subject to restrictions under federal tax laws.

•
A loan can reduce the length of time that your insurance remains in force.

Partial Withdrawals	Partial withdrawals may be available to policy holders after the first policy year.	Standard
•
Partial withdrawals may be subject to a charge, see the “Fee Table” for additional information.

•
There may be adverse tax and other consequences associated with making a partial withdrawal from your policy.

•
A partial withdrawal request must be for at least $500.

Other benefits

You may be eligible for optional benefits we currently make available by rider.

•	Integrated Term Insurance Rider

•	Policy Continuation Rider

The Company or your financial professional can provide you with more information about these riders. Some of these riders may be selected only at the time your policy is issued or may not be available in your state. The riders provide additional terms, conditions and limitations, and we will furnish samples of them to you on request. We can add, delete, or modify a rider, at any time before it becomes effective as part of your policy.

See also “Tax information” in this prospectus for certain possible tax consequences and limitations of changing the death benefits under a rider.

Integrated Term Insurance Rider

The Integrated Term Insurance Rider allows you to elect additional coverage in the form of a higher death benefit for each insured person in the case (ITR face amount)
in addition to the death benefit provided by the “base policy”
(the policy without the ITR). The ITR may be elected when you purchase your policy, provided the case meets criteria set by the Company and described below.
The “target amount” of a policy equals the base policy face amount plus any ITR face amount.

ITR Eligibility

The eligibility for ITR and the maximum ITR face amount is based on the sum of the “target premiums” for all of the policies in the case purchased at the same time, which must be greater than or equal to an annualized target premium of $50,000 or higher at the case level (or policy level if not part of a case). A case is a grouping of two or more policies connected by a non-arbitrary factor such as common employment, business or other relationship. A target premium for a policy relates only to the base policy for the insured (not any ITR), and it is identified in the illustration on that insured. The target premium for each policy depends upon the face amount of the base policy and the age, sex, and class of risk of the insured. The Company generally requires that the ratio of the ITR face amount to the target amount be the same for all policies being purchased for the case at the same time. For each policy the minimum ITR face amount at issue is $50,000.

The maximum ITR face amount is shown in the table below:

Annualized Target Premium on the case level (or policy level if not part of a case)	Maximum ITR face amount allowed
Less than $50,000	None
$50,000 and higher	Up to 90% of the Target Amount
Death Benefit Under the ITR

If you purchase ITR, then the total death benefit (or “benefit”) we will pay if the insured person dies is:

•	Option A — The higher of the target amount or the alternative death benefit, as described in this prospectus in “Death benefits/accessing your money - Alternative higher death benefit in certain cases”, on the date of the insured person’s death.

•	Option B — The higher of the target amount plus the policy account value (including any Enhanced Amount) or the alternative death benefit, as described in this prospectus in “Death benefits/accessing your money - Alternative higher death benefit in certain cases”, on the date of the insured person’s death.

The following examples describe how the ITR operates based on certain hypothetical assumptions regarding base policy face amount, ITR face amount, death benefit election, owner classification and testing method.

Suppose a policy in which the insured at issue is a 35 year old male, standard non-smoker.
The base policy has a $1 million base policy face amount and $700,000 ITR face amount — giving a target amount of $1.7 million. The policy owner elects death benefit Option A and the CVAT test for tax compliance.

1.	If the policy account value at the beginning of the 11th policy year is $400,000 —
then the total death benefit would be the greater of the base policy face amount ($1 million) plus the ITR face amount ($700,000) and the stated percentage of the policy account value (as the alternative death benefit). Since the stated percentage is 208.6% the alternative death benefit would be $834,400 ($400,000 x 2.086).

Accordingly, the total death benefit would be $1.7 million.

2.	If the policy account value at the beginning of the 11th policy year is $900,000 —
then the total death benefit would be the greater of the base policy face amount ($1 million) plus the ITR face amount ($700,000) and the stated percentage of the policy account value (as the alternative death benefit). Since the stated percentage is 208.6% the alternative death benefit would be $1.8774 million ($900,000 x 2.086).

Accordingly, the total death benefit would be $1.8774 million.

Suppose a policy in which the insured at issue is a 35 year old male, standard non-smoker.
The base policy has a $1 million base policy face amount and $500,000 ITR face amount — giving a target amount of $1.5 million. The policy owner elects death benefit Option B and the guideline premium test for tax compliance.

1.	If the policy account value at the beginning of the 11th policy year is $600,000 —
then the total death benefit would be the greater of the base policy face amount ($1million) plus the ITR face amount ($500,000) plus the policy account value ($600,000)

and the stated percentage of the policy account value (as the alternative death benefit). Since the stated percentage is 215% the alternative death benefit is $600,000 x 2.15 = $1.29 million.

Accordingly, the total death benefit would be $2.1 million.

2.	If the policy account value at the beginning of the 11th policy year is $900,000 —
then the total death benefit would be the greater of the base policy face amount ($1 million) plus the ITR face amount ($500,000) plus the policy account value ($900,000) and the stated percentage of the policy account value (as the alternative death benefit). Since the stated percentage is 215% the alternative death benefit would be $1.935 million ($900,000 x 2.15).

Accordingly, the total death benefit would be $2.4 million.

3.	If the policy account value at the beginning of the 11th policy year is $1.4 million —
then the total death benefit would be the greater of the base policy face amount ($1 million) plus the ITR face amount ($500,000) plus the policy account value ($1.4 million) and the stated percentage of the policy account value (as the alternative death benefit). Since the stated percentage is 215% the alternative death benefit would be $3.01 million ($1.4 million x 2.15).

Accordingly, the total death benefit would be $3.01 million.

Calculating the Total Term Insurance Benefit

The total term insurance benefit provided by ITR is the difference between this total death benefit and the base policy death benefit. When the death benefit of the base policy exceeds the base policy face amount (or the base policy face amount plus policy account value for Option B), then the term insurance benefit provided by ITR is reduced dollar-for-dollar
by the excess amount (but not below zero). This occurs when the alternative death benefit is higher than the Option A or Option B death benefit you have selected. Please note that when the ITR term insurance benefit is reduced in this manner the ITR face amount is not changing. Therefore the ITR term insurance benefit would be restored up to the ITR face amount if and when the alternative death benefit no longer applies. See the example below. If the ITR term insurance benefit is zero, a request to reduce the target amount would not reduce your total death benefit.

For example, assume the base death benefit varies according to the following schedule. The ITR will adjust to provide death benefit proceeds equal to the target amount death benefit each year. The following example assumes the policy has an initial base policy face amount of $500,000, an initial ITR face amount of $50,000, and Option A has been elected.

Base Policy Death Benefit	Target Amount Death Benefit	Term Insurance Benefit
$500,000	$550,000	$50,000
$501,500	$550,000	$48,500
$501,250	$550,000	$48,750
It is possible that the term insurance benefit under the rider may be eliminated entirely as a result of increases in the base policy death benefit. Using the above example, if the alternative death benefit grew to $550,000, the term insurance benefit would be reduced to zero. (It can never be reduced below zero.) Even though the term insurance benefit is reduced to zero, the rider will remain in effect. Therefore, if the alternative death benefit is reduced below $550,000, a term insurance benefit will be calculated to maintain the target amount at the requested level.

Considerations for Purchasing the Rider

Coverage under the base policy continues past age 100 with no deductions for cost of insurance or administrative charges (except for the mortality and expense risk charge) while coverage under ITR ends at age 100. Coverage under the base policy will continue as long as the insured person is alive and the policy is in force.

There may be times in which it will be to your economic advantage to include a significant portion of your insurance coverage under the ITR rather than under the base policy. These circumstances depend on many factors, including the premium levels and amounts of coverage you choose, as well as the age, sex, and rate class of each insured in the case and any applicable charges. While it is not possible to make a general statement, personalized illustrations may be helpful in evaluating possible outcomes.

To the extent you are eligible, use of the ITR instead of an equal amount of coverage under the base policy generally reduces commissions. Therefore, your agent will receive a higher commission for selling you a policy that does not include the ITR.

Convertability

Coverage under ITR is not convertible. Convertibility refers to the ability to exchange coverage under ITR for coverage under the base policy or another policy without providing evidence of insurability.

ITR Termination

The ITR terminates when the base policy terminates or when the insured person reaches age 100. However, if the base policy is restored, then the ITR is restored.

You may also request termination of this rider at any time after the second policy year. The effective date of termination in this case will be the beginning of the policy month that coincides with or next follows the date we receive your request. However, if this rider is terminated at your request it may not be restored. If you request to terminate this rider there may be adverse tax consequences to decreasing the face amount as further described in “Decreases” in the “You can increase or decrease your insurance coverage” section of this prospectus. You should consult a tax advisor prior to deciding to request termination this rider.

Change of Death Benefit Option

Starting in the third policy year you can change the death benefit option of the policy subject to our underwriting rules then in effect as to maximum age. If you change your death benefit option while ITR is in effect, we will adjust the target amount which consists of the base policy face amount and the ITR face amount.

If you ask us to change from Option A to Option B, we will reduce the target amount by the amount in your policy account on the date the change takes effect. Reductions in target amount will result in a reduction of the ITR face amount and may also reduce the base policy face amount. Such reductions are taken in the same order as specified under “Decreases” in Target Amount Increases and Decreases below. However, we will decline to make such change if it would reduce the base policy face amount to less than the minimum of $100,000.

A change from Option B to Option A will increase the target amount but not the ITR face amount. Any increase in the base policy face amount that results from a change from Option B to Option A will not be subject to the per $1,000 administrative charge.

Such reductions and increases are made so that the total death benefit remains the same on the date the change takes effect. For this purpose, the policy account value is increased by the Enhanced Amount.

For example:

•	A policy with a base policy face amount of $1,000,000, an ITR face amount of $1,000,000, a target amount of $2,000,000 and a policy account value of $100,000 currently on death benefit Option B, changing to death benefit Option A would have a new base policy face amount of $1,100,000 and a new target amount of $2,100,000. The ITR face amount would remain at $1,000,000. The death benefit would remain at $2,100,000.

•	A policy with a base policy face amount of $1,000,000, an ITR face amount of $1,000,000, a target amount of $2,000,000 and a policy account value of $100,000 currently on death benefit Option A, changing to death benefit Option B would have a new target amount of $1,900,000 and a new ITR face amount of $900,000. The base policy face amount would remain at $1,000,000. The death benefit would remain at $2,000,000.

•	A policy with a base policy face amount of $1,000,000, an ITR face amount of $1,000,000, a target amount of $2,000,000 and a policy account value of $1,100,000 currently on death benefit Option A, changing to death benefit Option B would have a new base policy face amount of $900,000 and a new target amount of $900,000. The ITR face amount would be reduced to zero. The death benefit would remain at $2,000,000.
Target Amount Increases and Decreases

You may request increases and decreases to your target amount. If you have elected the ITR, any requested increase or decrease will affect your policy’s target amount. The target amount equals the base policy face amount plus the ITR face amount.

Target amount increases. If you elect the ITR rider, and you wish to increase your coverage, you may request a target amount increase. Any requested increase must be for at least $10,000; if approved, the increase will be applied to the base policy face amount and the ITR face amount in proportion to their respective face amounts at the time of policy issue.

A per $1,000 of face amount administrative charge will apply to the increase in base policy face amount for 20 years following any increase. If the ITR rider is elected, an additional per $1,000 of ITR administrative charge will apply to the increase in ITR face amount. A separate ITR cost of insurance rate will also apply.
The rate will be based on the insured’s attained age at the time of the increase and the number of years since the increase. The increase will take effect at the beginning of the policy month that coincides with or next follows the date we approve your request. However, we will decline your request if the insured person does not qualify for the increase subject to our underwriting rules then in effect. If we approve your request we may apply a rating class for the increase different from that approved at issue or for a prior increase in coverage.

Target amount decreases. While the insured person is not more than attained age 99, you may ask us to reduce the target amount however, as provided below, the decrease will be applied to all ITR face amounts before the base policy face amount will be reduced. Any such reduction in the target amount may not be less than $10,000. If the ITR is elected, the owner may request a decrease in the target amount, and such reduction will be made from the ITR face amount(s) and the base policy face amount(s) as follows:

a) first, to reduce the most recent increase in ITR face amount;

b) next, to reduce the next most recent ITR face amount increases successively;

c) next, to reduce the initial ITR face amount;

d) next, to reduce the most recent increase in base policy face amount;

e) next, to reduce the next most recent base policy face amount increases successively;

f) next, to reduce any increases resulting from death benefit option changes;

g) finally, to reduce the initial base policy face amount.

Partial Withdrawals

If the death benefit is Option A and the total death benefit minus the amount to be withdrawn is less than the target amount, the target amount will be reduced to the total death benefit minus the amount to be withdrawn. Any reduction in target amount will be applied in the same order as specified in the “Target amount decreases” section above. If the death benefit is Option B, the target amount and the base policy face amount will not be reduced. Under either death benefit option, the partial withdrawal will result in a reduction in your total death benefit. The total death benefit after the withdrawal will be determined as described in the “Death benefit under the ITR” provision based on your policy account and the target amount after the withdrawal.

We will decline a request for a partial withdrawal if this would cause a decrease in the base policy face amount to less than the minimum base policy face amount shown in the “Policy Information” section of the policy.

Policy Continuation Rider

This rider is automatically included in your policy and provides protection against future policy lapse when the net policy account value (policy account value less any outstanding policy loan and accrued loan interest) are insufficient to cover the monthly deductions of the policy due to loan indebtedness. If the net policy account value at that time is not sufficient to cover the Policy Continuation Charge, you will be given 30 days to remit sufficient funds (which are treated as premium) to cover any deficiency for this charge. If these funds are not received within that time, Policy Continuation will not take effect. It cannot be exercised during a grace period, but should be exercised before there is insufficient net policy account value to pay monthly charges. If you exercise the Policy Continuation Rider, the policy will then become
“paid-up”
life insurance.

There is no charge for the Policy Continuation Rider unless and until it is exercised. If it is exercised, there is a one-time charge. The charge for the rider is described in more detail in “Fee Table” in this prospectus and “Policy Continuation charge” in “More information about policy charges” in this prospectus.

We will include all Segment values in determining both your eligibility to go on Policy Continuation and your Policy Continuation Charge. If you elect to exercise the Policy Continuation Rider, all Segments will be terminated subject to an Early Distribution Adjustment. You should carefully consider going on Policy Continuation if you have amounts invested in MSO II, as you will forfeit any positive index performance and be subject to an Early Distribution Adjustment with respect to these amounts. In addition, MSO II will no longer be available once you go on Policy Continuation.
Please see the MSO II prospectus for more information
.

Exercising the Policy Continuation Rider
.
 In order to exercise the Policy Continuation Rider,
ALL
of the following conditions must be met under your policy:

(1)	the amount of any outstanding policy loan and accrued loan interest equals or exceeds the policy account value multiplied by the Policy Continuation Trigger Percentage as provided in your policy.
(2)	your policy has been in force for at least 15 policy years;

(3)	the insured person’s attained age is at least 75;

(4)	the outstanding loan amount and accrued loan interest exceeds the current base policy face amount plus the current ITR face amount.

(5)	the death benefit option then in effect is Option A ( the rider cannot be exercised if Option B is in effect );

(6)	the policy is not then in a grace period;

(7)	no current or future distribution from the policy will be required to maintain its qualification as life insurance under the Internal Revenue Code;

(8)	there must be sufficient net policy account value to cover the Policy Continuation Charge described in “Fee Table” and “More information about policy charges”; and

(9)
the policy must not be a Modified Endowment Contract as defined in section 7702A of the Internal Revenue Code of 1986 and exercising this rider must not cause the policy to become a Modified Endowment Contract.

Notification and exercise of the Policy Continuation Rider.
 We will notify you within 15 days after the beginning of the policy month when all of the conditions listed above occur that you may exercise the Policy Continuation Rider. If you wish to exercise the Policy Continuation Rider, you must respond in writing to our Administrative Office within 45 days after the date of the notice.

If there is any amount remaining in the unloaned policy account in excess of the Policy Continuation Charge, we will treat your instruction to exercise this rider as a request for an additional loan equal to this excess amount. Such amount will then be distributed to you on the effective date of Policy Continuation. Once you exercise the Policy Continuation Rider, Policy Continuation will remain in effect during the lifetime of the insured person unless the policy is surrendered.

If you do not respond to our notice telling you that you are eligible to exercise the Policy Continuation Rider, your policy and the rider will continue according to their terms. You may still exercise this Policy Continuation Rider at some future time if the appropriate conditions are met.
Please note, however, that we will not send you another notice of eligibility to exercise this rider and the policy may lapse.

Effective date of Policy Continuation.
 Policy Continuation will take effect at the beginning of the policy month that coincides with, or next follows, the date we receive your instruction to exercise the Policy Continuation Rider. If the net policy account value at that time is not sufficient to cover the Policy Continuation Charge, you will be given 30 days to remit sufficient funds to cover any deficiency for this charge. If these funds are not received within that time, Policy Continuation will not take effect.

Policy Continuation charge.
 There is no charge for this rider unless and until it is exercised. If this rider is exercised, there is a one-time
charge. This charge is equal to the policy account value on the date this rider is exercised multiplied by the Policy Continuation Charge Rate shown in your policy. This rate is based on the age of the insured person on the date this rider is exercised and your choice of a life insurance qualification test. See “Your choice of a life insurance qualification test and limits on premium payments” under “How you can pay for and contribute to your policy” in “Payment of premiums and determining your policy’s value” in your prospectus.

Effect of Policy Continuation.
 If Policy Continuation takes effect subject to the Policy Continuation Rider, all other additional benefit riders and endorsements will terminate when Policy Continuation takes effect. If the is any amount remaining in the net policy account value after the Policy Continuation Rider charge has been deducted, such amounts are treated as an additional loan and refunded to you so there will be no amounts in the variable investment options or MSO II. From that point forward,
ALL
of the following will apply:

(1)	the policy will not lapse and no further premiums will be required;

(2)	loan interest will continue to be due on each policy anniversary. If the interest is not paid when due, it will be added to your outstanding loan;

(3)
any payments we receive from you while the policy is on Policy Continuation will be applied as loan repayments and will be allocated to the unloaned portion of the guaranteed interest option to the extent of any outstanding loan and accrued loan interest. Any excess will be refunded to you; and

(4)
on each policy anniversary and any time you repay all of a policy loan, interest credited to the loaned portion of the guaranteed interest option will be allocated to the unloaned portion of the guaranteed interest option.

When Policy Continuation is in effect subject to the Policy Continuation Rider,
ALL
of the following are prohibited:

(1)	partial withdrawals;

(2)	premium payments;

(3)	changes to the policy face amount or death benefit option;

(4)	transfers out of, or allocations out of, the unloaned guaranteed interest option to the variable investment options even if the loan is fully repaid; and

(5)	any other requested policy changes.

When Policy Continuation is in effect, the death benefit of this policy including the death benefit of any Integrated Term Insurance Rider is the greatest of: (a) the policy account value or the outstanding loan and accrued loan interest on the insured person’s date of death, whichever is greater, multiplied by a percentage shown in the Table of Percentages in the “Policy Information” section of the policy for the insured person’s age (nearest birthday) at the beginning of each policy year, (b) the outstanding loan and accrued loan interest on the insured person’s date of death plus $10,000, or (c) the current base policy face amount plus the current ITR face amount.

We will deduct the amount of any outstanding policy loan and accrued loan interest from the death benefit we will pay.

If you have a full surrender when Policy Continuation is in effect you will be paid the net cash surrender value.

For further information, please see Appendix: “Examples of how the Policy Continuation Rider works” in your prospectus.

Policy Continuation Rider termination.
 This rider will terminate when the policy terminates.

Policy Continuation Rider restoration.
 If your policy ends without value at the end of a grace period, the Policy Continuation Rider will be restored along with the policy.

Enhanced amount

This benefit can provide additional surrender value which is included in the calculation of the net cash surrender value if the policy is fully surrendered within 14 years of the register date of the policy (other than a surrender that is made to exchange or replace the COIL Institutional Series
®
policy with another life insurance policy or annuity contract as described in “Surrendering your policy for its net cash surrender value” in “Death benefits and accessing your money” in this prospectus). The Enhanced Amount may be increased if the policy is fully surrendered during the first two policy years.

The Enhanced Amount is the cumulative charges deducted from premiums that were paid and per $1,000 of base policy face amount administrative charges but not ITR administrative charges, from the register date of the policy up to the date of surrender, multiplied by the factor specified in the table below.

Policy Year	Factor
1	1.00
2	0.65
3	0.65
4	0.55
5	0.40
6	0.30
7	0.20
8	0.10
9	0.05
10	0.05
11	0.05
12	0.05
13	0.05
14	0.05
15 years and later	0.000

If the policy is fully surrendered during the first two policy years, we will increase this amount by the following: (a) at the time of full surrender in policy year one, the “1st year factor” (see table below) times 2.25% times the lesser of (i) the amount specified in the policy information section of your policy and (ii) cumulative premiums paid, plus cumulative loan repayments, minus cumulative loans; (b) at the time of full surrender in policy year two, 30% times 2.25% times the lesser of (i) the amount specified in the policy information section of your policy and (ii) cumulative pre miums paid, plus cumulative loan repayments, minus cumulative loans, minus cumulative partial withdrawals. “Cumulative” refers to a sum without interest.

Policy Month	1st Year Factor
1	0
2	0.04
3	0.08
4	0.12
5	0.16
6	0.21
7	0.26
8	0.31
9	0.36
10	0.41
11	0.46
12	0.51

Example

1.	A surrender occurs at the beginning of year 6.

2.	The policy account value at the beginning of year 6 is $555,046.85.

3.	Cumulative charges to the beginning of year 6 are $55,457.00.

Then:

1.	The Enhanced Amount is equal to $55,457.00 x 0.3 = $16, 637.10.

2.	The Cash Surrender Value is equal to the policy account value plus the Enhanced Amount, $555,046.85 + $16,637.10= $571,683.95.

The Enhanced Amount is available only upon a full surrender of this policy for its net cash surrender value and is paid directly to the policy owner. It will increase the policy account value when calculating the death benefit. It is not available for policy loans, partial withdrawals, or to cover monthly charges, nor is it available if this policy is being exchanged or replaced with another life insurance policy or annuity contract as described in “Surrendering your policy for its net cash surrender value” in “Death benefits and accessing your money” in this prospectus.

The Enhanced Amount will not be restored after a policy is terminated and restored.

9.
More information about policy charges

How we allocate charges among your investment options

We will allocate the policy’s monthly deductions among your investment options proportionately to your value in each as they fall due.

Substantially different procedures apply, however, if you allocate any of your policy account value to a Segment under MSO II investment option. In that case, for example, you will be required to maintain a certain amount of policy account value (the Charge Reserve Amount) in the policy’s unloaned guaranteed interest option. (You will not be subject to any Charge Reserve Amount requirement, however, at any time when none of your policy account value is invested in any Segment.) The Charge Reserve Amount at the beginning of any Segment is the estimated amount required to pay all monthly deductions under your policy (including, but not limited to, charges for MSO II and any optional riders) for the remainder of the Segment Term.

While any of your policy account value is invested in any Segment, we will take all of your policy’s monthly deductions (including, but not limited to, the monthly deductions under MSO II and optional riders) solely from the unloaned guaranteed interest option, rather than from the investment options from which those charges otherwise would be deducted. If you have insufficient policy account value in the unloaned guaranteed interest option to pay a monthly deduction during any Segment Term, we will first take the balance of the deduction proportionately from any variable investment options (other than any Segments) that you are then using. But, if insufficient policy account value remains in any such other investment options to cover the full balance of the monthly deduction, we will take the remainder of the monthly deduction from any Segments in which you have account value invested. We will apply these procedures for allocating deductions for policy charges automatically at any time you have any amounts invested in a Segment.

If we have to make any distribution from a Segment, including (among other things) to pay any surrender or loan proceeds or any charge deduction from a Segment, there may be negative consequences for you. Among other things, an Early Distribution Adjustment would apply, which could reduce your policy values, in some cases substantially. In some cases, such an Early Distribution Adjustment may apply without any action on your part. This could happen, for example, if the Charge Reserve Amount and funds you have invested in options other than MSO II are insufficient to pay a monthly deduction (i) due to poor investment performance of those options or (ii) due to any permitted increases in charges that we have made above their current rates.
Please refer to the MSO II Prospectus for detailed information about the above procedures.

Changes in charges

We reserve the right in the future to (1) make a charge for certain taxes or reserves set aside for taxes (see “Our taxes” under “Tax information” in this prospectus) that might be imposed on us; (2) make a charge for the operating expenses of our variable investment options (including, without limitation, SEC registration fees and related legal counsel fees and auditing fees); or (3) change our other current policy charges (in no event will they exceed the maximum charges guaranteed in your policy).

Any changes that we make in our current charges or charge rates will be on a basis that is equitable to all policies belonging to a given class, and will be determined based on reasonable assumptions as to expenses, mortality, investment income, lapses and policy and contract claims associated with morbidity. These assumptions include taxes, longevity, surrenders, persistency, conversions, disability, accident, illness, inability to perform activities of daily living, and cognitive impairment, if applicable. Any changes in charges may apply to then in force policies, as well as to new policies. You will be notified in writing of any changes in charges under your policy.

Deducting policy charges

Purposes of policy charges.
The charges under the policies are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the policies. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the policies. If, as we expect, the charges that we collect from the policies exceed our total costs in connection with the policies, we will earn a profit. Otherwise, we will incur a loss. In addition to the charges described below, there are also charges at the Portfolio level, which are described in the prospectuses of the Portfolios in which the funds invest.

Transaction charges

On the first day of each policy month, charges for cost of insurance and certain other charges are deducted from your policy account value as specified below (see “Periodic charges” below). In addition, charges may be deducted for transactions such as premium payments or transfers among investment options.

•
Premium charge.
We deduct an amount not to exceed 2.25% from each premium payment you send us. On a current basis, we deduct 2.25% of each premium payment in policy year one, 1.25% of each premium payment in policy years two through seven, and 0% of each premium payment thereafter. The premium charge is designed in part to defray sales expenses we incur that are based on premium payments.

•
Charge for state and local taxes.
This charge is designed to approximate certain taxes imposed upon us, such as premium taxes which may apply. This charge may be increased or decreased to reflect any changes in our taxes. The charge for state and local taxes currently ranges from 0% to 5%, and is deducted from each premium payment you send us. In addition, if an insured person changes his or her residence, you should notify us to change our records so that the charge will reflect the new jurisdiction. Any change based on a change in the insured’s address will take effect on the date the insured’s address change is recorded by us. You cannot deduct our charge to you as state or local taxes on your federal income tax return.

•
Charge for federal taxes.
We deduct a charge of 1.25% from each premium payment that you send us for various Federal income tax expenses that we incur.

•
Transfers among investment options.
Although we do not currently charge for transfers among investment options, we reserve the right to make a transfer charge of up to $25 for each transfer of amounts among your investment options. The transfer charge, if any, is deducted from the amounts transferred from your policy’s value in the variable investment options and in our guaranteed interest option based on the proportion that the amount transferred from each variable investment option and from our guaranteed interest option bears to the total amount being transferred. Any such charge would be, in part, to compensate us for our expenses in administering transfers. The charge will never apply to a transfer of all of your variable investment option amounts to our guaranteed interest option, transfers to or from MSO II or to any transfer pursuant to our automated transfer service or asset rebalancing service.

Special services charges

We currently do not impose a charge for special services except for the charge for returned payments. However, we reserve the right, upon advance notice to you, to deduct a charge for providing the special services described below. These charges would be for compensating us for the expense of processing each special service. For certain services, we would deduct from your policy account value the charge for the special service. Please note that we may also discontinue some or all of these services without notice.

•
Wire transfer charge.
 We reserve the right to charge a maximum of $90 for outgoing wire transfers. Unless you specify otherwise, this charge would be deducted from the amount you request.

•
Express mail charge.
 We reserve the right to charge a maximum of $35 for sending you a check by express mail delivery. This charge would be deducted from the amount you request.
•
Policy illustration charge.
 We do not charge for illustrations. We reserve the right to charge up to $25 in the future. The charge for this service must be paid using funds outside of your policy.

•
Duplicate policy charge.
 We reserve the right to charge a maximum of $35 for providing a copy of your policy. The charge for this service could be paid (i) by sending a check to our Administrative Office, or (ii) by any other means we make available to you.

•
Policy history charge.
  If you request a policy history there is currently no charge. For all policy histories, we reserve the right to charge a maximum of $50. The charge for this service could be paid (i) by sending a check to our Administrative Office, or (ii) by any other means we make available to you.

•
Charge for returned payments.
 For each payment you make in connection with your policy that is returned for insufficient funds, we charge a maximum of $25. The charge for this service must be paid using funds outside of your policy.

Periodic charges

On the first day of each month of the policy, charges for cost of insurance and certain other charges are deducted from your policy account value as specified below.

• Cost of insurance charge.
A greater amount at risk, or a higher cost of insurance rate, will result in a higher monthly charge. The cost of insurance rates are intended, in part, to compensate us for the cost of providing insurance to you under your policy.

Assuming there have been no requested face amount increases, the monthly cost of insurance charge at the beginning of any policy month equals the cost of insurance charge rate multiplied by our amount at risk at that time, divided by $1,000. Our cost of insurance charge rate is based on a number of factors, including but not limited to the insured person’s age, sex, class of risk, and tobacco user status, and the policy year in which the charge is being deducted. Our amount at risk is (1) the death benefit of the base policy at the time the charge is calculated, (2) minus the policy account value at that time.

The monthly cost of insurance rate applicable to the initial base policy face amount is determined at the time the policy is issued. If we approve any subsequent increase in the base policy face amount, a separate cost of insurance rate applies to each such “layer” of base policy face amount increase. The cost of insurance rate for each such layer of increase is based on a number of factors, including but not limited to the insured person’s age, sex, class of risk, and tobacco user status at the time of the increase, and the number of years since the increase. If there are any decreases in base policy face amount, such decreases first reduce (in reverse order) any layers of prior base policy face amount increase that then remain in force and then reduce any remaining portion of the initial base policy face amount.

In calculating our amount at risk under death benefit Option A, if more than one layer of base policy face amount is in force, we subtract the policy account value first from the oldest layer(s) in chronological order. This means that the cost of insurance charge when Option A is in effect tends to be based to a greater extent on the cost of insurance rates that are associated with the more recent layers of base policy face amount that remain in force. On the other hand, the cost of insurance charge when Option B is in effect is based on the cost of insurance rates that are associated with all layers of base policy face amount that remain in force, regardless of when each layer was created. Under both death benefit Option A and Option B, if the alternative death benefit described in “Alternative higher death benefit in certain cases” exceeds the basic Option A or Option B death benefit, the cost of insurance rate that applies to the excess will be the rate associated with the most recently-established of such layers.

Generally, the cost of insurance rate increases from one year to the next. This happens automatically because of the insured person’s increasing age.

Currently, we deduct between $0.01 and $83.33 per $1,000 of the amount for which we are at risk for any coverage layer under your policy from your policy account value each month (but not beyond the policy anniversary date when the insured person is attained age 100). On a guaranteed basis, we deduct between $0.03 and $83.33 per $1,000 of the amount for which we are at risk for any coverage layer under your policy from your policy account value each month (but not beyond the policy anniversary date when the insured person is attained age 100). Changes in your policy account value resulting from the performance of your investment options can affect your amount at risk, and as a result, your cost of insurance. Our cost of insurance rates are guaranteed not to exceed those that will be specified in “Fee Table” in this prospectus. For most insured persons at most ages, our current (non-guaranteed) rates are lower than the maximum rates. However, we have the ability to raise these rates up to the guaranteed maximum at any time, subject to any necessary regulatory approvals.

The guaranteed maximum cost of insurance rates for gender neutral COIL Institutional Series
®
policies are based on the 2017 Commissioner’s Standard Ordinary 80% Male, 20% Female, Smoker or Nonsmoker Ultimate Age Nearest Birthday Mortality Table. For all other policies, the guaranteed maximum cost of insurance rates are based on the 2017 Commissioner’s Standard Ordinary Male or Female, Smoker or Nonsmoker Ultimate Age Nearest Birthday Mortality Table.

Our cost of insurance rates will generally be lower (except for gender-neutral policies) if the insured person is a female than if a male. They also will generally be lower for non-tobacco
users than tobacco users and lower for persons that have other favorable health characteristics, as compared to those that do not. On the other hand, insured persons who present particular health, occupational or avocational risks may be charged higher cost of insurance rates and other additional charges as specified in their policies.

You may generally ask us to review the tobacco habits of any insured person in order to change the charge from tobacco user rates to non-tobacco
user rates. The change, if approved, may result in lower future cost of insurance rates beginning on the effective date of the change to non-tobacco
user rates.

The change will be based upon our general underwriting rules in effect at the time of application and may include criteria other than tobacco use status, as well as a definition of tobacco user different from that applicable at the time this policy was issued.

Similarly, after the first policy year, you may generally request us to review the insured person’s rating to see if they qualify for a reduction in future cost of insurance rates. Any such change will be based upon our general underwriting rules in effect at the time of application, and may include various criteria.

For more information concerning possible limitations on any changes please see “Other information” in “Tax information” in this prospectus.

The change in rates, if approved, will take effect at the beginning of the policy month that coincides with or next follows the date we approve your request. This change may have adverse tax consequences.

Reduced cost of insurance rates may apply to certain policies issued for groups that satisfy our requirements which may include requirements regarding the number and policy account values of in-force
policies, as well as the number and face amount of prospective policies to be issued and the first year premium for those policies.

•
Mortality and expense risk charge.
We will collect a monthly charge for mortality and expense risk. We are committed to fulfilling our obligations under the policy and providing service to you over the lifetime of your policy. Despite the uncertainty of future events, we guarantee that monthly administrative and cost of insurance deductions from your policy account value will never be greater than the maximum amounts shown in “Fee Table” in this prospectus. In making this guarantee, we assume the mortality risk that insured persons (as a group) will live for shorter periods than we estimated. When this happens, we have to pay a greater amount of death benefit than we expected to pay in relation to the cost of insurance charges we received. We also assume the expense risks that the cost of issuing and administering policies will be greater than we expected. This charge is designed, in part, to compensate us for taking these risks.

We currently deduct a monthly charge at an annual rate of 0.35% during the first 10 policy years, 0.15% in policy years 11 and in all policy years thereafter for mortality and expense risks. We reserve the right to increase or decrease these charges in the future, although they will never exceed 0.50% and 0.35%, respectively. The charge will be calculated at the beginning of each policy month as a percentage of the amount of the policy account that is then allocated to the variable investment options and MSO II, if applicable.

•
Administrative charge.
Each policy year (but not beyond the policy anniversary date when the insured person is attained age 100), we deduct $10 from your policy account value at the beginning of each policy month. We reserve the right to increase or decrease this latter amount in the future, although it will never exceed $15. In addition, we deduct between $0.33 and $1.01 (on a guaranteed maximum basis), and between $0.02 and $1.01 (on a current basis) per $1,000 of your initial base policy face amount and the initial amount of any requested base policy face amount increase at the beginning of each policy month in the first 20 policy years and any 20-year period following a face amount increase. The current monthly per $1,000 administrative charges may be lower than the maximum monthly charges, and may also vary by policy year. Any increase in the base policy face amount that results from a change from death benefit Option B to death benefit Option A will not be subject to the per $1,000 administrative charge. The administrative charge is intended, in part, to compensate us for the costs of administering the policy.

•
Loan interest spread.
We charge interest on policy loans but credit you with interest on the amount of the policy account value we hold as collateral for the loan. The loan interest spread is the excess of the interest rate we charge over the interest rate we credit. The loan interest spread is currently 0.75% for policy years 1-10 and 0% for policy years 11 and greater including on amounts of policy loan allocated to the Segments. The loan interest spread will not exceed 1%. MSO II is not available in all jurisdictions and your policy may have been issued with the original Market Stabilizer Option
®
, see your applicable MSO prospectus for further information. Differences between the MSO II and the original Market Stabilizer Option
®
are outlined in Appendix: “State policy availability and/or variations of certain features and benefits.” We deduct this charge on each policy anniversary date or on loan termination, if earlier. For more information on how this charge is deducted, see “Borrowing from your policy” under “Death benefits and accessing your money” in this prospectus. As with any loan, the interest we charge on the loan is intended, in part, to compensate us for the time value of the money we are lending and the risk that you will not repay the loan.

MSO II Charges

There is a current percentage charge of 0.40% of any policy account value allocated to each Segment. We reserve the right to increase or decrease the charge although it will never exceed 1.65%. The 0.40% annual charge (of the current Segment Account Value) will be deducted from the policy account on a monthly basis during the Segment Term (“Variable Index Segment Account Charge”).

An Early Distribution Adjustment will be applied on surrender or other distribution (including loan) from a Segment prior to its Segment Maturity Date. The maximum Early Distribution Adjustment that would be produced by a hypo-
thetical 100% decline in the Index at the time of distribution is 90% of Segment Account Value.

Please refer to the MSO II prospectus for more information about MSO II and related charges and deductions, as well as the meaning of special terms relevant to MSO II (such as “Segment”, “Segment Term”, “Segment Start Date” and “Early Distribution Adjustment”).

MSO II is not available in all jurisdictions and your policy may have been issued with the original Market Stabilizer Option
®
, see your applicable MSO prospectus for further information. Differences between the MSO II and the original Market Stabilizer Option
®
are outlined in Appendix: “State policy availability and/or variations of certain features and benefits.”

Policy Continuation Charge.
 There is no charge for this rider unless and until it is exercised. If this rider is exercised, there is a one-time
charge. This charge is equal to the policy account value on the date this rider is exercised multiplied by the Policy Continuation Charge Rate shown in your policy. This rate is based on the age of the insured person on the date this rider is exercised and your choice of a life insurance qualification test. See “Your choice of a life insurance qualification test and limits on premium payments” under “How you can pay for and contribute to your policy” in “ Payment of premiums and determining your policy’s value” in your prospectus. The current rate for a policy with the guideline premium test is 3.5%. The maximum rate for a policy with the guideline premium test is 5%. The current rate for a policy with the cash value accumulation test is 8.60%, assuming the insured person is age 75 on the date the rider is exercised. The maximum rate for a policy with the cash value accumulation test is 13.10%, assuming the insured person is age 75 on the date the rider is exercised.

ITR Charges

Choosing term coverage under this rider, if available, in lieu of coverage under the base policy can reduce your current
(non-guaranteed)
cost of insurance and administrative charges. Our current cost of insurance rates for the ITR may be equal to, higher, or lower than those for the base policy. Additionally, our current administrative charge for the ITR may be equal to, higher than or lower than those for the base policy. These relationships may vary depending on the risk class and other individual characteristics of the insured, as well as the policy year. On the other hand, maximum (guaranteed) administrative charges for the ITR are higher than for the base policy. Maximum cost of insurance rates for ITR are equal to the maximum cost of insurance rates for the base policy. We reserve the right to raise the current cost of insurance rates and the current administrative charges for this rider at any time up to the maximum.

The charges are described in the “Fee Table” in this prospectus.

If you choose this rider, we deduct an amount from your policy account value on the first day of each month while the rider is in effect. The ITR cost of insurance charge and the ITR administrative charge are designed, in part, to compensate us for the additional insurance risk we take on in providing the rider and the administrative costs involved in administering it. The ITR cost of insurance charge is between $0.03 and $83.33 per $1,000 of term insurance benefit (described below) for each term coverage layer on a guaranteed basis and the ITR administrative charge is between $1.71 and $5.20 per $1,000 of ITR face amount and on each increase in ITR face amount on a guaranteed basis. Currently, the ITR cost of insurance charge is between $0.01 and $83.33 per $1,000 of term insurance benefit for each term coverage layer and the ITR administrative charge is between $0.02 and $5.20 per $1,000 of ITR face amount and on each increase in ITR face amount. For most insured persons at most ages, the current
(non-guaranteed)
rates for this rider are lower than the maximum rates. However, we have the ability to raise these rates up to the guaranteed maximum at any time, subject to any necessary regulatory approvals.

Assuming there have been no requested increases in target amount, the charge for coverage under the ITR at the beginning of any policy month generally equals the sum of (1) the ITR cost of insurance rate multiplied by the term insurance benefit at that time, divided by $1,000 and (2) the ITR administrative charge rate multiplied by the ITR face amount at that time, divided by $1,000. The ITR cost of insurance rate is based on a number of factors, including but not limited to the insured person’s age, sex, class of risk, and tobacco user status and the policy year in which the charge is being deducted. The ITR administrative charge per $1,000 of ITR face amount is based on the insured person’s age and the policy year.

The ITR cost of insurance rate and the ITR administrative charge per $1,000 of ITR face amount for the initial ITR face amount are initially determined at the time the policy is issued. If we subsequently approve any increase in target amount, resulting in an increase in ITR face amount, a new ITR cost of insurance rate and a separate charge per $1,000 of ITR face amount will be calculated for each such “layer” of ITR face amount increase. The ITR cost of insurance rate for each such layer of increase is based on a number of factors, including but not limited to the insured person’s age, sex, class of risk, and tobacco user status at the time of the increase and the number of years since the increase. The ITR administrative charge per $1,000 of ITR face amount for each such layer of increase is based on the insured person’s age at the time of the increase and the number of years since the increase. If there are any decreases in target amount, such decreases first reduce (in reverse order) any layers of prior ITR face amount increase that then remain in force and then reduce any remaining portion of initial ITR face amount. (If all ITR layers are eliminated, such decreases then reduce (in reverse order) any layers of base policy face amount as described below.)

The term insurance benefit is generally equal to the ITR face amount. In some circumstances, the term insurance benefit can be less than the ITR face amount. In that case, the ITR cost of insurance charge per $1,000 of term insurance benefit is assessed only on the term insurance benefit, which means that no ITR cost of insurance charge is imposed for the portion of the ITR face amount that exceeds the term insurance benefit. If more than one layer of ITR face amount is then in force, then the ITR face amount that is not subject to the ITR cost of insurance charge per $1,000 of term life insurance benefit will be deemed to be attributable first to the oldest of such layer(s), in the order in which those layers were established. This means that the ITR cost of insurance charge per $1,000 of term insurance benefit tends to be based to a greater extent on the ITR cost of insurance rates that are associated with the more recent layers of ITR face amount that then remain in force. The ITR administrative charge per $1,000 of ITR face amount is assessed on the ITR face amount at that time.

During periods when the alternative death benefit is in effect, the term insurance benefit is reduced dollar for dollar by the amount the alternative death benefit exceeds the policy base death benefit. For example, if the base policy death benefit amount is $100,000 and the ITR face amount is $50,000, the term insurance benefit would equal $50,000 if the alternative death benefit is not in effect. If the alternative death benefit is in effect and is $125,000, then the term insurance benefit would be reduced dollar-for-dollar by the amount the alternative death benefit ($125,000) exceeds the base policy death benefit ($100,000), and would therefore be $25,000 ($50,000-$25,000).

Generally, the ITR cost of insurance rate and the ITR administrative charge increase from one year to the next. This happens automatically because of the insured person’s increasing age.

The following aspects of the ITR cost of insurance charge per $1,000 of term insurance benefit are similar to the cost of insurance charge: (1) generally lower charge rates for females than males, and for non-tobacco
users than for tobacco users; (2) additional charge amounts for insured persons who present particular health, occupational or avocational risks; (3) your right, after policy issuance, to request a review of any circumstances that may justify reduced ITR charges for the insured person; and (4) possible reduced rates for certain groups. Please see the “Cost of insurance charge” section of this prospectus for more Information.

Charges that the Trusts deduct

The Trusts deduct charges for the following types of fees and expenses:

•	Management fees.

•	12b-1 fees.

•	Operating expenses, such as trustees’ fees, independent public accounting firms’ fees, legal counsel fees, administrative service fees, custodian fees and liability insurance.

•	Investment-related expenses, such as brokerage commissions.

These charges are reflected in the daily share price of each portfolio. Since shares of each Trust are purchased at their net asset value, these fees and expenses are, in effect, passed on to the variable investment options and are reflected in their unit values. Certain portfolios available under the policy in turn invest in shares of other portfolios of EQ Advisors Trust and/or shares of unaffiliated portfolios (collectively, the “underlying portfolios”). The underlying portfolios each have their own fees and expenses, including management fees, operating expenses, and investment related expenses such as brokerage commissions. For more information about these charges, please refer to the prospectuses for the Trusts.

Investment Expense Reduction

We will apply an expense reduction in the calculation of the daily unit values of each variable investment option of our separate account (the “Investment Expense Reduction”). The Investment Expense Reduction for each variable investment option will be determined based upon the Net Total Annual Portfolio Operating Expenses of each variable investment option’s corresponding Portfolio. The Net Total Annual Portfolio Operating Expense is defined as the Total Annual Portfolio Operating Expense after the application of any contractual expense limitation arrangements that are in place for more than one year.

The Investment Expense Reduction for each variable investment option will be initially determined and then annually updated, based upon the Net Total Annual Portfolio Operating Expense of each variable investment option’s corresponding Portfolio either (1) as shown in the annual Portfolio prospectuses dated on or about May 1st of each calendar year, for existing Portfolios which are effective as of that date; or (2) as shown in the initial effective Portfolio prospectuses, for new portfolios that become effective after that date, as applicable. The Investment Expense Reduction will be calculated based upon which of the three ranges (less than 0.80%, 0.80% through 1.15%, or greater than 1.15%) in the table below that the Net Total Annual Portfolio Operating Expense falls into. The ranges and formula amounts shown in the table below will not change while your policy remains in effect.

During the year, the Investment Expense Reduction will be applied daily and will be equal to the daily equivalent of the annual Investment Expense Reduction percentage that is defined in the table below. You should be aware that actual portfolio operating expenses will generally fluctuate daily, so after the application of the Investment Expense Reduction, the resulting expenses you pay may increase or decrease from one day to the next. In addition, the Investment Expense Reduction for each variable investment option is not intended to exceed the portion of the Net Total Annual Portfolio Operating Expenses of each variable investment option’s corresponding Portfolio applied as of the day each unit value is calculated.

For example, if the Net Total Annual Portfolio Operating Expense of a Portfolio is shown as 0.75% in the applicable Portfolio prospectus, then the annual Investment Expense
Reduction would be calculated based upon the row of the table below that is labeled “Less than 0.80%,” and therefore the annual Investment Expense Reduction for the variable investment option investing in that Portfolio would be 0.35% (the greater of 0.15% and the excess of 0.75% over 0.40%). Furthermore, in this example, if the actual Net Total Portfolio Operating Expenses on any given day were below the daily equivalent of 0.35% annually, the Investment Expense Reduction for that day would not exceed the actual Net Total Portfolio Operating Expenses for that day.

If the Net Total Annual Portfolio Operating Expenses (before the Investment Expense Reduction) are:	Then the annual Investment Expense Reduction(**) for that variable investment option will be:
Less than 0.80%	The amount equal to the greater of 0.15% and any excess of the Net Total Annual Portfolio Operating Expense over 0.40%. However, in no event will the annual Investment Expense Reduction exceed the Net Total Annual Portfolio Operating Expenses.
0.80% through 1.15%	The amount equal to the greater of 0.15% and any excess of the Net Total Annual Portfolio Operating Expense over 0.80%. However, in no event will the annual Investment Expense Reduction exceed the Net Total Annual Portfolio Operating Expenses.
Greater than 1.15%	0.15%

**	Because the expenses contained in the Trust prospectus for each Portfolio reflect annual expenses, the actual expenses incurred may be higher or lower on any given day.

10.
More information about procedures that apply to your policy

This section provides further detail about certain subjects that are addressed in the previous pages. The following discussion generally does not repeat the information already contained in those pages.

Your right to cancel within a certain number of days

You may cancel your policy by returning the policy along with a properly signed and completed written request for cancellation to our Administrative Office or to the agent who sold it to you, by the 10th day after you receive it (or such longer period as required under state law). Your coverage will terminate as of the business day we receive your request at our Administrative Office (or as of the business day the agent receives your request).

In most states, we will refund the premiums that were paid, less any outstanding loan and accrued loan interest. In other states, we will refund the policy account value calculated as of the business day we receive your request for cancellation at our Administrative Office (or as of the business day the agent receives your request), plus any charges that were deducted from premiums that were paid and from the policy account value, less any outstanding loan and accrued loan interest. Your policy will set forth the specific terms of your “Right to Examine” the policy. Please see Appendix: “State policy availability and/or variations of certain features and benefits” in this Prospectus.

Canceling your policy if you have allocated to MSO II

If you have allocated policy amounts to the MSO II, different procedures may apply. Please see “Your right to cancel within a certain number of days” in the “Description of the MSO” section of the MSO II Prospectus for more information about canceling your policy.

In addition to the cancellation right described above, you have the right to surrender your policy, rather than cancel it. Please see “Surrendering your policy for your net cash surrender value,” in this prospectus. Surrendering your policy may yield results different than canceling your policy, including a greater potential for taxable income. In some cases, your net cash surrender value upon surrender may be greater than your contributions to the policy. Please see “Tax information,” in this prospectus for possible consequences of cancelling your policy.

Dates and prices at which policy events occur

We describe below the general rules for when, and at what prices, events under your policy will occur. Other portions of this prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.
Date of receipt.
Where this prospectus refers to the day when we receive a payment, request, election, notice, transfer or any other transaction request from you, we usually mean the day on which that item (or the last thing necessary for us to process that item) arrives in complete and proper form at our Administrative Office or via the appropriate fax number if the item is a type we accept by that means. There are two main exceptions: if the item arrives (1) on a day that is not a business day or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day.

Business day.
Our “business day” is generally any day the New York Stock Exchange (“NYSE”) is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A business day does not include a day on which we are not open due to emergency conditions determined by the Securities and Exchange Commission. We may also close early due to such emergency conditions. We compute unit values for our variable investment options as of the end of each business day.

Payments you make.
The following are reflected in your policy as of the date we receive them:

•	premium payments received after the policy’s investment start date (discussed below) provided the item arrives in complete and proper form

•	loan repayments and interest payments provided the item arrives in complete and proper form

Requests you make.
The following transactions occur as of the date we receive your request:

•	withdrawals

•	tax withholding elections

•	face amount decreases that result from a withdrawal

•	changes of allocation percentages for premium payments

•	processing of refund (if you exercise your right to cancel the policy within a certain number of days)

•	surrenders

•	changes of owner

•	changes of beneficiary

•	transfers from a variable investment option to the guaranteed interest option

•	loans

•	transfers among variable investment options

•	assignments

The following transactions occur on your policy’s next monthly anniversary that coincides with or follows the date we approve your request:

•	increases in face amount

•	decreases in face amount

•	changes in death benefit option

•	restoration of lapsed policies

Automatic transfer service.
Transfers pursuant to our automatic transfer service (dollar cost averaging service) occur on the 10th day of each policy month (monthly frequency) or on the 10th day of the last month of each calendar quarter (quarterly frequency). If you request the automatic transfer service in your original policy application, the first transfer will occur as of the 10th day of the second policy month after your policy’s initial Allocation Date (monthly frequency) or the 10th day of the last month of the next calendar quarter following the Allocation Date (quarterly frequency). If you request this service at any later time, we make the first such transfer as of the 10th day of month (monthly frequency) or the 10th day of the last month of the calendar quarter (quarterly frequency) that coincides with or follows the date we receive your request. There is no charge associated with this service.

Asset rebalancing service.
If you request the asset rebalancing service, the first redistribution will be on the 10th day of the last month of the next calendar quarter. However, no rebalancing will occur before your policy’s Allocation Date. Subsequent periodic rebalancings occur on the 10th day of the last month of each calendar quarter. There is no charge associated with this service.

Delay in certain cases.
We may delay any transfer, for the same reasons stated in “Delay of variable investment option proceeds” in this prospectus. We may also delay such transactions for any other legally permitted purpose.

Prices applicable to policy transactions.
If a transaction will increase or decrease the amount you have in a variable investment option as of a certain date, we process the transaction using the unit values for that option computed as of that day’s close of business, unless that day is not a business day. In that case, we use unit values computed as of the next business day’s close.

Effect of death or surrender.
You may not make any surrender or partial withdrawal request after the insured person has died. Also, all insurance coverage ends on the date we receive your request for a surrender in good order.

Policy issuance

Register date.
When we issue a policy, we assign it a “register date,” which will be shown in the policy. We measure the months, years, and anniversaries of your policy from your policy’s register date.

•	If you submit the full initial premium to your financial professional at the time you sign the application and before the policy is issued, and we issue the policy as it was applied for (or on a better risk class than applied for), then the register date will be the later of (a) the date you signed part I, section D of the policy application or (b) the date a medical or paramedical professional signed part II of the policy application.

•	In general, if we do not receive your full minimum initial premium at our Administrative Office before the issue date or, if we issue the policy on a different (less favorable) basis than you applied for, the register date initially will appear on your policy as the date the policy is issued; however, we will move the register date to the date we deliver the policy provided we received your full minimum initial premium. If your policy was delivered on the 29th, 30th or 31st of the month, we will move the register date to the 1st of the following month. In certain circumstances, even if we issue your policy on a less favorable basis, the premium amount you paid may be sufficient to cover your full minimum initial premium. In this event, we will not move the register date to the delivery date. These procedures are designed to ensure that premiums and charges will commence on the same date as your insurance coverage. We will determine the interest rate applicable to the guaranteed interest option based on the register date. This rate will be applied to funds allocated to the guaranteed interest option as of the date we receive the full minimum initial premium at our Administrative Office.

•	For Section 1035 exchanges:

•	If you submit the full initial premium to your financial professional at the time you sign the application, and we issue the policy as it was applied for, then the register date will be the later of (a) the date you signed part I, section D of the policy application, or (b) the date a medical professional signed part II of the policy application.

•	If we do not receive your full initial premium payment at our Administrative Office before the issue date, or we issue the policy on a different (less favorable) basis than you applied for, the register date will be:

•	The date we receive the 1035 exchange proceeds, provided it meets the full minimal initial premium. If we receive the full minimum initial premium on the 29 th
, 30
th
or 31
st
of the month, we will move the register date to the 28
th
of the month.

We may also permit an earlier than customary register date (a) for employer-sponsored cases, to accommodate a common register date for all employees or (b) to provide a younger age at issue. (A younger age at issue reduces the monthly charges that we deduct under a policy.) The charges and deductions commence as of the register date, even when we have permitted an early register date. We may also permit policy owners to delay a register date (up to three months) in employer-sponsored cases.

Investment start date.
This is the business day your investment first begins to earn a return for you. The Investment Start Date is the latest of: (1) the business day we receive the minimum initial premium at our Administrative Office; (2) the Register Date of your policy; and (3) the issue date of your policy. Before this date, your initial premium will be held in a non-interest
bearing account.

Commencement of insurance coverage.
You must give the full initial premium to your financial professional on or before the day the policy and all amendments are delivered to you. No insurance under your policy will take effect unless (1) the insured person is still living at the time such payment and all delivery requirements are completed and (2) the information in the application continues to be true and complete, without material change, as of the date the policy and all amendments are delivered to you and all delivery requirements have been completed and the full minimum initial premium is paid. If you submit the full initial premium with your application, we may, subject to certain conditions, provide a limited amount of temporary insurance on the proposed insured person. You may request and review a copy of our temporary insurance agreement for more information about the terms and conditions of that coverage.

Non-issuance.
If, after considering your application, we decide not to issue a policy, we will refund any premium you have paid, without interest.

Age; age at issue.
Unless the context in this prospectus requires otherwise, we consider the insured person’s “age” during any policy year to be his or her age on his or her birthday nearest to the beginning of that policy year. For example, the insured person’s age for the first policy year (“age at issue”) is that person’s age on whichever birthday is closer to (i.e., before or after) the policy’s register date.

Ways to make premium and loan payments

Payment options.
 If you purchased an Equitable Financial or an Equitable America policy, your premiums or loan payments generally must be paid by systematic payments, wire transfer or a check drawn on a U.S. bank in U.S. dollars and made payable to “Equitable Financial Life Insurance Company” or “Equitable Financial Life Insurance Company of America”, as applicable (for subsequent contributions please write your policy number on the check).

We prefer that you make each payment to us with a single check drawn on your business or personal bank account.
Cash and travelers’ checks, or any payments in foreign currency, are not acceptable. We will accept third-party checks payable to someone other than the Company and endorsed over to the Company only (1) as a direct payment from a qualified retirement plan or (2) if they are made out to a trustee who owns the policy and endorses the entire check (without any refund) as a payment to the policy.

Assigning your policy

You may assign (transfer) your rights in a policy to someone else as collateral for a loan, to effect a change of ownership or for some other reason, if we agree. Collateral assignments may also sometimes be used in connection with dividing the benefits of the policy under a split-dollar arrangement, which will also have its own tax consequences. A copy of the assignment must be forwarded to our Administrative Office. To the extent allowed by state law (and permitted under your policy), we may refuse our consent to any assignment or change of owner on a nondiscriminatory basis if the assignment or ownership change would violate or result in noncompliance with any applicable state or federal law or regulation. We will notify you in writing if we reject your request to assign or change the ownership of the policy. We are not responsible for any payment we make or any action we take before we receive notice of the assignment or for the validity of the assignment. An absolute assignment is a change of ownership.

Certain transfers for value may subject you to income tax and penalties and cause the death benefit to lose its income-tax
free treatment. Further, a gift of a policy that has a loan outstanding may be treated as part gift and part transfer for value, which could result in both gift tax and income tax consequences. The IRS issued regulations in both 2002 and 2003 concerning split-dollar arrangements, including policies subject to collateral assignments, which provide new guidance as to the taxation of such arrangements. These regulations address taxation issues in connection with arrangements which are compensatory in nature, involve a shareholder and corporation, or a donor and donee. See also discussion under “Split-dollar and other employee benefit programs” and “Estate, gift, and generation-skipping taxes” in the “Tax information” section of this prospectus. You should consult your tax advisor prior to making a transfer or assignment.

Requirements for surrender requests

Your surrender request must include the policy number, your name, your taxpayer identification number, the name of the insured person, and the address where proceeds should be mailed. The request must be signed by you, as the owner, and by any joint owner, collateral assignee or irrevocable beneficiary. We may also require you to complete specific tax forms, or provide a representation that your policy is not being replaced with another life or annuity contract.

We require the signature of a corporate officer (or similar individual with signing authority) to effect a surrender request. If the signing officer is listed as an insured person, we require the co-signature
of another corporate officer (or similar individual with signing authority) to effect a surrender request.

Gender-neutral policies

Congress and various states have from time to time considered legislation that would require insurance rates to be the same for males and females. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of COIL Institutional Series
®
in connection with an employment-related insurance or benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex.

There will be no distinctions based on sex in the cost of insurance rates for COIL Institutional Series
®
policies sold in Montana. Cost of insurance rates applicable to a gender-neutral policy will generally not be greater than the comparable male rates under a gender-specific COIL Institutional Series
®
policy.

11.
More information about other matters

About our general account

This policy is offered to customers through various financial institutions, brokerage firms and their affiliate insurance agencies. No financial institution, brokerage firm or insurance agency has any liability with respect to a policy’s account value or any guaranteed benefits with which the policy was issued. The Company is solely responsible to the policy owner for the policy’s account value and such guaranteed benefits. The general obligations and any guaranteed benefits under the policy are supported by the Company’s general account and are subject to the Company’s claims paying ability. An owner should look to the financial strength of the Company for its claims paying ability. Assets in the general account are not segregated for the exclusive benefit of any particular policy or obligation. General account assets are also available to the insurer’s general creditors and the conduct of its routine business activities, such as the payment of salaries, rent and other ordinary business expenses. For more information about the Company’s financial strength, you may review its financial statements and/or check its current rating with one or more of the independent sources that rate insurance companies for their financial strength and stability. Such ratings are subject to change and have no bearing on the performance of the variable investment options. You may also speak with your financial representative.

The general account for Equitable Financial Life Insurance Company is subject to regulation and supervision by the New York State Department of Financial Services and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. The general account for Equitable Financial Life Insurance Company of America is subject to regulation and supervision by the Commissioner of Insurance in the state of Arizona and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. Interests under the policies in the general account have not been registered and are not required to be registered under the Securities Act of 1933 because of exemptions and exclusionary provisions that apply. The general account is not required to register as an investment company under the Investment Company Act of 1940 and it is not registered as an investment company under the Investment Company Act of 1940. The policy is a “covered security” under the federal securities laws.

The disclosure with regard to the general account is subject to certain provisions of the federal securities law relating to the accuracy and completeness of statements made in prospectuses.

Transfers of your policy account value

Transfers not implemented.
If a request cannot be fully administered, the request will not be processed and an explanation will be provided to you. This could occur, for example, where the request does not comply with our transfer limitations, or where you request transfer of an amount greater than that currently allocated to an investment option.

Similarly, the automatic transfer service will terminate immediately if: (1) your policy is in a grace period; or (2) we receive notice of the insured person’s death. Similarly, the asset rebalancing service will terminate if either (1) or (2) occurs.

Disruptive transfer activity.
You should note that the policy is not designed for professional “market timing” organizations, or other organizations or individuals engaging in a market timing strategy. The policy is not designed to accommodate programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying portfolio.

Frequent transfers, including market timing and other program trading or short-term trading strategies, may be disruptive to the underlying portfolios in which the variable investment options invest. Disruptive transfer activity may adversely affect performance and the interests of long-term investors by requiring a portfolio to maintain larger amounts of cash or to liquidate portfolio holdings at a disadvantageous time or price. For example, when market timing occurs, a portfolio may have to sell its holdings to have the cash necessary to redeem the market timer’s investment. This can happen when it is not advantageous to sell any securities, so the portfolio’s performance may be hurt. When large dollar amounts are involved, market timing can also make it difficult to use long-term investment strategies because a portfolio cannot predict how much cash it will have to invest. In addition, disruptive transfers or purchases and redemptions of portfolio investments may impede efficient portfolio management and impose increased transaction costs, such as brokerage costs, by requiring the portfolio manager to effect more frequent purchases and sales of portfolio securities. Similarly, a portfolio may bear increased administrative costs as a result of the asset level and investment volatility that accompanies patterns of excessive or short-term trading. Portfolios that invest a significant portion of their assets in foreign securities or the securities of small-
and
mid-capitalization
companies tend to be subject to the risks associated with market timing and short-term trading strategies to a greater extent than portfolios that do not. Securities trading in overseas markets present time zone arbitrage opportunities when events affecting portfolio securities values occur after the close of the overseas market but prior to the close of the U.S. markets. Securities of small-
and
mid-capitalization
companies present arbitrage opportunities because the market for such securities may be less liquid than the market for securities of larger companies, which could result in pricing inefficiencies. Please see the prospectuses for the underlying portfolios for more information on how portfolio shares are priced.

We currently use the procedures described below to discourage disruptive transfer activity. You should understand, however, that these procedures are subject to the following limitations: (1) they primarily rely on the policies and procedures implemented by the underlying portfolios; (2) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that portfolio performance will be affected by such activity; and (3) the design of market timing procedures involves inherently subjective judgments, which we seek to make in a fair and reasonable manner consistent with the interests of all policy owners.

We offer investment options with underlying portfolios that are part of EQ Advisors Trust (the “affiliated trust”), as well as investment options with underlying portfolios of outside trusts with which the Company has entered participation agreements (the “unaffiliated trusts” and, collectively with the affiliated trust, the “trusts”). The affiliated trust has adopted policies and procedures regarding disruptive transfer activity. They discourage frequent purchases and redemptions of portfolio shares and will not make special arrangements to accommodate such transactions. They aggregate inflows and outflows for each portfolio on a daily basis. On any day when a portfolio’s net inflows or outflows exceed an established monitoring threshold, the affiliated trust obtains from us policy owner trading activity. The affiliated trust currently considers transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity.

When a policy is identified in connection with potentially disruptive transfer activity for the first time, a letter is sent to the policy owner explaining that the Company has a policy against disruptive transfer activity and that if such activity continues, certain transfer privileges may be eliminated. If and when the policy owner is identified a second time as engaged in potentially disruptive transfer activity under the policy, we currently prohibit the use of fax and automated transaction services. We currently apply such action for the remaining life of each affected policy. We or a trust may change the definition of potentially disruptive transfer activity, the monitoring procedures and thresholds, any notification procedures, and the procedures to restrict this activity. Any new or revised policies and procedures will apply to all policy owners uniformly. We do not permit exceptions to our policies restricting disruptive transfer activity.

Each unaffiliated trust may have its own policies and procedures regarding disruptive transfer activity. If an unaffiliated trust advises us that there may be disruptive activity from one of our policy owners, we will work with the unaffiliated trust to review policy owner trading activity. Each trust reserves the right to reject a transfer that it believes, in its sole discretion, is disruptive (or potentially disruptive) to the management of one of its portfolios. Please see the prospectuses for the trusts for more information.

It is possible that a trust may impose a redemption fee designed to discourage frequent or disruptive trading by Policy owners should note that it is not always possible for us and the underlying trusts to identify and prevent disruptive transfer activity. In addition, because we do not monitor for all frequent trading at the separate account level, policy owners may engage in frequent trading which may not be detected, for example, due to low net inflows or outflows on the particular day(s). Therefore, no assurance can be given that we or the trusts will successfully impose restrictions on all potentially disruptive transfers. Because there is no guarantee that disruptive trading will be stopped, some policy owners may be treated differently than others, resulting in the risk that some policy owners may be able to engage in frequent transfer activity while others will bear the effect of that frequent transfer activity. The potential effects of frequent transfer activity are discussed above.

Business disruption, cybersecurity, and artificial intelligence (“AI”) technologies risks

We rely heavily on technology, including interconnected computer systems and data storage networks and digital communications, to conduct our business. Because our business is highly dependent upon the effective operation of our computer systems and those of our service providers and other business partners, our business is vulnerable to disruptions from utility outages, and susceptible to operational and information security risks resulting from information systems failure (e.g., hardware and software malfunctions), and cyberattacks. Cyberattacks may be systemic (e.g., affecting the internet, cloud services, or other infrastructure) or targeted (e.g., failures in or breach of our systems or those of third parties on whom we rely, including ransomware and malware attacks). Cybersecurity risks include, among other things, the loss, theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service, attacks on our websites (or the websites of third parties on whom we rely), other operational disruption and unauthorized release, use or abuse of confidential customer information. The risk of cyberattacks may be higher during periods of geopolitical turmoil. Due to the increasing sophistication of cyberattacks, a cybersecurity breach could occur and persist for an extended period of time without detection. Systems failures and cyberattacks, as well as, any other catastrophic event, including natural and manmade disasters, public health emergencies, pandemic diseases, terrorist attacks, floods or severe storms affecting us, any third-party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us, our business operations and your account value and interfere with our ability to process policy transactions and calculate account values. Systems failures and cyberattacks may also interfere with our processing of policy transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate account values and unit values and/or the underlying funds to be unable to calculate share values, cause the release or possible destruction of confidential customer and/or business information, impede order processing or cause other operational issues, subject us and/or our service providers and intermediaries to regulatory fines, litigation and financial losses and/or cause reputational damage. Cybersecurity risks may also impact the issuers of securities in which the underlying funds invest, which may cause the underlying funds to lose value. The preventative actions we take to reduce the frequency and severity of cybersecurity incidents and protect our computer systems may be insufficient to prevent a cybersecurity breach from impacting our operations or your policy value. There can be no assurance that we or the underlying funds or our service providers and intermediaries will be able to avoid cybersecurity breaches affecting your policy.

The development and deployment of AI tools and technologies, including generative AI, and its use and anticipated use by us or by third parties on whom we rely, may increase our existing operational risks or create new operational risks that we are not currently anticipating. AI and generative AI may be misused by us or by third parties upon which we rely, and that risk is increased by the relative newness of the technology, the speed at which it is being adopted, and the uncertain and evolving policy and regulatory landscape governing its use. Such misuse could expose us to legal or regulatory risk. Because the generative AI technology is so new, many of the potential risks of generative AI are currently unknowable.

In addition, we are also exposed to risks related to natural and man-made disasters, including, but not limited to, the occurrence of any storms, fires, floods, earthquakes, public health crises, malicious acts, and terrorist acts or any other event, which could adversely affect our ability to conduct business. A natural or man-made disaster, including a pandemic such as COVID-19, could result in our workforce, and/or employees of service providers and/or third-party administrators, being compromised and unable or unwilling to fully perform their responsibilities, which could likewise result in interruptions in our service. This could interfere with our processing of policy transactions, including processing orders from owners and orders with the underlying funds, impact our ability to calculate policy value, or have other adverse impacts on our operations. These events may also negatively affect our service providers and intermediaries, the underlying funds and issuers of securities in which the underlying funds invest, which may cause the funds underlying your policy to lose value. There can be no assurance that we or the underlying funds or our service providers and intermediaries will be able to avoid negative impacts associated with natural and man-made disasters.

Suicide and certain misstatements

If the insured person commits suicide within two years after the date of issue, our liability will be limited to the payment of a single sum. This sum will be equal to the premiums paid, minus any outstanding policy loan and accrued loan interest or liens and minus any partial withdrawal.

If the insured person commits suicide within two years after the effective date of any policy restoration, our liability will be limited to the payment of a single sum. This sum will be equal to the premiums paid on and after the effective date of restoration, minus any outstanding policy loan and accrued loan interest or liens and minus any partial withdrawal.

If the insured person commits suicide within two years after the effective date of a change that you asked for that increases the death benefit, then our liability as to the increase in amount will be limited to the payment of a single sum equal to the monthly cost of insurance deductions and any monthly administrative charge deductions made for such increase.
If the insured person’s age or sex has been misstated on any application, and we become aware of this fact while the insured person is alive, we will make a retrospective recalculation of the policy account. Future monthly deductions from the policy account will be based upon the rates for the correct age and sex. If the insured person’s age or sex has been misstated on any application, and we become aware of this fact on or after the date of death of the insured person, the death benefit and any benefits provided by riders to this policy will be those which would be purchased by the most recent deduction for the cost of insurance, and the cost of any benefits provided by riders, at the rates for the correct age and sex.

When we pay policy proceeds

General.
We will generally pay any net death benefit, surrender, withdrawal, or loan within seven days after we receive the request and any other required items.

Clearance of checks.
We reserve the right to defer payment of that portion of your account value that is attributable to a premium payment or loan repayment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

Delay of guaranteed interest option proceeds.
We also have the right to defer payment or transfers of amounts out of our guaranteed interest option for up to six months. If we delay more than 30 days in paying you such amounts, we will pay interest of at least 3% per year from the date we receive your request.

Delay of MSO II proceeds.
 We reserve the right to defer payment or transfers of amounts out of the MSO II Holding Account or a Segment. See the MSO II prospectus for additional information.

Delay of variable investment option proceeds.
We reserve the right to defer payment of any net death benefit, transfer, loan or other distribution that is derived from a variable investment option if (a) the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on that exchange is restricted; (b) the SEC has declared that an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the account value; or (c) the law permits the delay for the protection of policy owners.

Delay to challenge coverage.
We may challenge the validity of your insurance policy or any rider based on any material misstatements in an application you have made to us. We cannot make such challenges, however, beyond certain time limits set forth in the policy or rider. If the insured person dies within one of these limits, we may delay payment of any proceeds until we decide whether to challenge the policy.

Changes we can make

In addition to any of the other changes described in this prospectus, we have the right to modify how we or the Separate Account operate. For example, we have the right to:

•	combine two or more variable investment options or withdraw assets relating to COIL Institutional Series ® from one investment option and put them into another;

•	end the registration of, or re-register, the Separate Account under the Investment Company Act of 1940;

•	operate the Separate Account under the direction of a “committee” or discharge such a committee at any time;

•	restrict or eliminate any voting rights or privileges of policy owners (or other persons) that affect the Separate Account;

•	operate the Separate Account, or one or more of the variable investment options, in any other form the law allows. This includes any form that allows us to make direct investments, in which case we may charge the Separate Account an advisory fee. We may make any legal investments we wish for the Separate Account. In addition, we may disapprove any change in investment advisors or in investment policy unless a law or regulation provides differently.

If we take any action that results in a material change in the underlying investments of a variable investment option, we will notify you to the extent required by law. We may, for example, cause the variable investment option to invest in a mutual fund other than, or in addition to, the Trusts. If you then wish to transfer the amount you have in that option to another investment option, you may do so.

We may make any changes in the policy or its riders, require additional premium payments, or make distributions from the policy to the extent we deem necessary to ensure that your policy qualifies or continues to qualify as life insurance for tax purposes. Any such change will apply uniformly to all policies that are affected. We will give you written notice of such changes. We also may make other changes in the policies that do not reduce any cash surrender value, net policy account value, death benefit, account value, or other accrued rights or benefits.

Whether to make any of the above discussed changes is generally within our discretion, although some such changes might require us to obtain regulatory or policy owner approval. Whether regulatory or policy owner approval is required would depend on the nature of the change and, in many cases, the manner in which the change is implemented. You should not assume, therefore, that you necessarily will have an opportunity to approve or disapprove any such changes. We will, of course, comply with all applicable legal requirements, including notice to or approval by policy owners where required in particular cases.

It is not possible to foresee all of the circumstances under which we may find it necessary or appropriate to exercise our right to make changes. Such circumstances could, however, include changes in law, or interpretations thereof; changes in financial or investment market conditions; changes in accepted methods of conducting operations in the relevant market; or a desire to achieve material operating economies or efficiencies.

Reports we will send you

Shortly after the end of each year of your policy, we will send you a report that includes information about your policy’s current death benefit, account value, cash surrender value, net cash surrender value, policy loans, policy transactions and amounts of charges deducted. We will send you individual notices to confirm your premium payments, loan repayments, transfers and certain other policy transactions. Please promptly review all statements and confirmations and notify us immediately at
1-800-947-3598
if there are any errors.

Distribution of the policies

The policies are distributed by both Equitable Advisors and Equitable Distributors. The Distributors serve as principal underwriters of the Separate Account. The offering of the policies is intended to be continuous.

Equitable Advisors is an affiliate of the Company, and Equitable Distributors is a wholly owned subsidiary of Equitable Financial. The Distributors are under the common control of Equitable Holdings, Inc. Their principal business address is 1345 Avenue of the Americas, New York, NY 10105. The Distributors are registered with the SEC as broker-dealers and are members of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Both broker-dealers also act as distributors for other the Company life and annuity products we issue.

The policies are sold by financial professionals of Equitable Advisors and its affiliates. The policies are also sold by financial professionals of unaffiliated broker-dealers that have entered into selling agreements with Equitable Distributors (“Selling broker-dealers”).

The Company pays compensation to both Distributors based on policies sold. The Company may also make additional payments to the Distributors, and the Distributors may, in turn, make additional payments to certain Selling broker-dealers. All payments will be in compliance with all applicable FINRA rules and other laws and regulations.

Although the Company takes into account all of its distribution and other costs in establishing the level of fees and charges under its policies, none of the compensation paid to the Distributors or the Selling broker-dealers discussed in this section of this prospectus are imposed as separate fees or charges under your policy. The Company, however, intends to recoup amounts it pays for distribution and other services through the fees and charges of the policy and payments it receives for providing administrative, distribution and other services to the Portfolios. For information about the fees and charges under the policy, see “More information about policy charges” in this prospectus.

As used below, the “target premium” is actuarially determined for each policy, based on that policy’s specific characteristics, as well as the policy’s face amount and Distributor, among other factors.

Equitable Advisors Compensation.
The Company pays compensation to Equitable Advisors based on premium payments made on the policies sold through Equitable Advisors (“premium-based compensation”). Equitable Advisors, in turn, may pay a portion of the premium-based compensation received from the Company to the Equitable Advisors financial professional and/or the Selling broker-dealer making the sale. The premium-based compensation will generally not exceed 99% of the premiums you pay up to one target premium in your policy’s first year; plus 4.51% of all other premiums you pay in the policy’s first year; plus 6.45% of the premiums you pay up to target in the second through fourth policy years; plus 3.56% of all other premiums you pay in the second through fourth policy years; plus 4.65% of the premiums you pay up to target in the fifth through seventh policy years; plus 2.81% of all other premiums you pay in the fifth through seventh policy years; plus 2.59% of the premiums you pay up to target in the eighth through tenth policy years; plus 2.06% of all other premiums you pay in the eighth through tenth policy years; plus 1.69% of the premiums you pay up to target in the eleventh through fifteenth policy years; plus 0.91% of all other premiums you pay in the eleventh through fifteenth policy years; and 0.91% of the premiums you pay up to target years sixteen and later; plus 0.38% of all other premiums you pay in the years sixteen and later. Your Equitable Advisor financial professional will receive premium-based compensation. The compensation paid by Equitable Advisors varies among financial professionals and among Selling broker-dealers. Equitable Advisors also pays a portion of the compensation it receives to its managerial personnel. When a policy is sold by a Selling broker-dealer, the Selling broker-dealer, not Equitable Advisors, determines the amount and type of compensation paid to the Selling broker-dealer’s financial professional for the sale of the policy. Therefore, you should contact your financial professional for information about the compensation he or she receives and any related incentives, as described below.

Equitable Advisors may receive compensation, and, in turn, pay its financial professionals a portion of such fee, from third party investment advisors to whom its financial professionals refer customers for professional management of the assets within their policy.

Equitable Advisor’s financial professionals and managerial personnel may also receive other types of compensation including service fees, expense allowance payments and health and retirement benefits. Equitable Advisors also pays its financial professionals, managerial personnel and Selling broker-dealers sales bonuses (based on selling certain products during specified periods) and persistency bonuses. Equitable Advisors may offer sales incentive programs to financial professionals and Selling broker-dealers who meet specified production levels for the sales of both the Company’s policies and policies offered by other companies. These incentives provide non-cash
compensation such as stock options awards and/or stock appreciation rights, expense-paid trips, expense-paid education seminars and merchandise.

Differential compensation.
In connection with the sale of the Company’s products, Equitable Advisors may pay its financial professionals and managerial personnel a greater percentage of premium-based compensation for the sale of our policy than it pays for the sale of a policy or other financial product issued by a company other than us. Equitable Advisors may pay different compensation on the sale of the same product, based on such factors as distribution, group or sponsored arrangements, or based on older or newer versions, or series, of the same policy. Equitable Advisors also pay different levels of compensation based on different policy types. This practice is known as providing “differential compensation.” Differential compensation may involve other forms of compensation to Equitable Advisors personnel. Certain components of the compensation paid to managerial personnel are based on whether the sales involve the Company’s policies. Managers earn higher compensation (and credits toward awards and bonuses) if the financial professionals they manage sell a higher percentage of the Company’s policies than products issued by other companies. Other forms of compensation provided to its financial professionals and/or managerial personnel include health and retirement benefits, expense reimbursements, marketing allowances and premium-based payments, known as “overrides.” For tax reasons, Equitable Advisors financial professionals qualify for health and retirement benefits based solely on their sales of the Company’s policies and products sponsored by affiliates.

The fact that Equitable Advisors financial professionals receive differential compensation and additional payments may provide an incentive for those financial professionals to recommend our policy over a policy or other financial product issued by a company not affiliated with the Company. However, under applicable rules of FINRA and other federal and state regulatory authorities, Equitable Advisors financial professionals may only recommend to you products that they reasonably believe are suitable for you and, for certain accounts depending on applicable rules, that are in your best interest, based on the facts that you have disclosed as to your other security holdings, financial situation and needs. In making any recommendation, financial professionals of Equitable Advisors may nonetheless face conflicts of interest because of the differences in compensation from one product category to another, and because of differences in compensation among products in the same category. For more information, contact your financial professional.

Equitable Distributors Compensation.
The Company pays premium-based compensation to Equitable Distributors. Premium-based compensation is paid based on the Company’s policies sold through Equitable Distributor’s Selling broker-dealers. Premium-based compensation paid by the Company to Equitable Distributors will generally not exceed 37% of the premiums you pay up to one target premium in your policy’s first year; plus 2% of any additional premiums you pay in the policy’s first year; plus 10.5% of the premiums you pay up to one target premium in the second through seventh policy years; plus 2% of any additional premiums you pay in the second through seventh policy years; plus 2.75% of the premiums you pay up to one target premium in the eighth through fifteenth policy years; plus 2% for any additional premiums you pay in the eighth through fifteenth policy years; plus 1.5% of the premiums you pay up to one target premium in the sixteenth policy year and later; plus 1% of any additional premiums you pay in the sixteenth policy year and later. Equitable Distributors, in turn, pays a portion of the compensation it receives to the Selling broker-dealer making the sale. The compensation paid by Equitable Distributors varies among Selling broker-dealers.

The Selling broker-dealer, not Equitable Distributors, determines the amount and type of compensation paid to the Selling broker-dealer’s financial professional for the sale of the policy. Therefore, you should contact your financial professional for information about the compensation he or she receives and any related incentives, such as differential compensation paid for various products.

These payments above also include compensation to cover operating expenses and marketing services under the terms of the Company’s distribution agreements with Equitable Distributors.

Additional payments by Equitable Distributors to Selling broker-dealers.
 Equitable Distributors may pay, out of its assets, certain Selling broker-dealers and other financial intermediaries additional compensation in recognition of services provided or expenses incurred. Equitable Distributors may also pay certain Selling broker-dealers or other financial intermediaries additional compensation for enhanced marketing opportunities and other services (commonly referred to as “marketing allowances”). Services for which such payments are made may include, but are not limited to, the preferred placement of the Company’s products on a company and/or product list; sales personnel training; product training; business reporting; technological support; due diligence and related costs; advertising, marketing and related services; conference; and/or other support services, including some that may benefit the policy owner. Payments may be based on ongoing sales, on the aggregate account value attributable to policies sold through a Selling broker-dealer or such payments may be a fixed amount. For certain selling broker-dealers, Equitable Distributors increases the marketing allowance as certain sales thresholds are met. Equitable Distributors may also make fixed payments to Selling broker-dealers, for example in connection with the initiation of a new relationship or the introduction of a new product.

Additionally, as an incentive for the financial professionals of Selling broker-dealers to promote the sale of the Company’s products, Equitable Distributors may increase the sales compensation paid to the Selling broker-dealer for a period of time (commonly referred to as “compensation enhancements”). Equitable Distributors also has entered into agreements with certain selling broker-dealers in which the selling broker-dealer agrees to sell certain of our policies exclusively.

These additional payments may serve as an incentive for Selling broker-dealers to promote the sale of the Company’s policies over policies and other products issued by other companies. Not all Selling broker-dealers receive additional payments, and the payments vary among Selling broker-dealers. The list below includes the names of Selling broker-dealers that we are aware (as of December 31, 2024) received additional payments. These additional payments ranged from $3,126.06 to $7,644,442.98. The Company and its affiliates may also have other business relationships with Selling broker-dealers, which may provide an incentive for the Selling broker-dealers to promote the sale of the Company’s policies over policies and other products issued by other companies. The list below includes any such Selling broker-dealer. For more information, ask your financial professional.
AAG Capital Inc., AE Financial Services, LLC, Allstate Financial Services, LLC, Ameriprise Financial Services, LLC, Aretec Group Inc., Atria Wealth Solutions, Ausdal Financial Partners, Inc., Cambridge Investment Research, Capital Investment Group Inc., Centaurus Financial, Inc., Chase Insurance Agency, Inc., Citigroup Global Markets, Inc., Citizens Investment Services, Commonwealth Financial Network, Copper Financial Network, LLC, DPL Financial Partners, Equity Services Inc., Farmers Financial Solution LLC, First Horizon Advisors, Inc., Geneos Wealth Management Inc., Gradient Securities, LLC, Halo Securities LLC, Harbour Investments, Inc., Independent Financial Group LLC, J.W. Cole Financial, Inc., Janney Montgomery Scott LLC, Kestra Investment Services LLC, Key Investment Services LLC, Kovack Securities Inc., Lincoln Financial Advisors Corp., Lincoln Financial Securities Corp., Lincoln Investment Planning, Lion Street Financial LLC, LPL Financial Corporation, Madison Avenue Securities, LLC, MML Investors Services, LLC, Morgan Stanley Smith Barney, Mutual of Omaha Investor Services Inc., OneAmerica Securities Inc., Osaic Inc. (The Advisor Group (AIG)), Park Avenue Securities, LLC, PlanMember Securities Corp., PNC Investments, LLC, Primerica Financial Services, Inc., Principal Securities, Inc., Pruco Securities, LLC, Raymond James & Associates Inc., RBC Capital Markets Corporation, Santander Securities Corporation, The Huntington Investment Company, The Leaders Group, Inc., The Wentworth Group, LLC, TransAmerica Financial Advisors, U.S. Bancorp Advisors, LLC, U.S. Bancorp Investments, Inc., Valmark Securities Inc., Voya Financial Advisors, Inc., Wells Fargo Advisors, LLC.

Other compensation.

We may pay an association a fee for enabling the COIL Institutional Series
®
policy to be made available to their members. Any such fee will be fixed and based on various factors. We make these payments without any additional deduction or charge under the policy.

Legal proceedings

The Company and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be considered material with respect to a policy owner’s interest in the Separate Account, nor would any of these proceedings be likely to have a material adverse effect upon the Separate Account, our ability to meet our obligations under the policies, or the ability of the principal underwriter (if applicable) to perform its contract with the Separate Account.

Consent to jurisdiction

The owner of this policy at the time the policy is issued, regardless of current residence, agrees that the owner shall be subject to jurisdiction over its person in any court in the United States in any litigation involving this policy. Furthermore, any subsequent transfer of ownership to an owner(s) who is not a resident of the United States will subject the owner to jurisdiction over its person in any court in the United States regarding any litigation involving this policy. By accepting ownership of this policy, an owner agrees to be subject to jurisdiction over its person in the United States. The parties to this contract agree that any action involving this contract shall be brought in any court in the United States of America in which venue is proper. The parties to this contract also agree that the law of the state in which the application for this policy is signed shall be the law applied in any dispute over the contract. This acceptance of jurisdiction of the United States by an owner shall also be binding upon any beneficiary or beneficiaries now or hereafter designated by such owner. For purposes of this provision, United States shall mean the fifty states, the District of Columbia, Puerto Rico, and the United States Virgin Islands.

12.
Financial statements of the Separate Account and the
Company

The financial statements of the Separate Account, as well as the consolidated financial statements and financial statement schedules of the Company, are incorporated in the Statement of Additional Information (“SAI”) by reference to the filed
Form N-VPFS.

The consolidated financial statements and financial statement schedules of the Company have relevance for the policies only to the extent that they bear upon the ability of the Company to meet its obligations under the policies. You may request an SAI by writing to our Administrative Office or by calling 1-800-777-6510 (for U.S. residents) or
1-704-341-7000
(outside of the U.S.) and requesting to speak with a customer service representative.

13.
Personalized illustrations

Illustrations of policy benefits

Hypothetical and personalized illustrations.
Illustrations are intended to show how different fees, charges and rates of return can affect the values available under a policy. Illustrations are based upon characteristics of a hypothetical insured person as well as other assumed factors. This type of illustration is called a hypothetical illustration.
Illustrations can also be based upon some of the characteristics of the insured person under your policy as well as some other policy feature choices you make such as the face amount, death benefit option, life insurance qualification test, premium payment amounts and assumed rates of return (within limits). This type of illustration is called a personalized illustration.
No illustration will ever show you the actual values available under your policy at any given point in time.
This is because many factors affect these values including: (i) the insured person’s characteristics; (ii) policy features you choose; (iii) actual premium payments you make; (iv) loans or withdrawals you make; and (v) actual rates of return (including the actual fees and expenses) of the underlying portfolios in which your cash value is invested. Each hypothetical or personalized illustration is accompanied by an explanation of the assumptions on which that illustration is based. Because, as discussed below, these assumptions may differ considerably, you should carefully review all of the disclosure that accompanies each illustration.

Different kinds of illustrations.
Both the hypothetical illustrations in this prospectus and personalized illustrations can reflect the investment management fees and expenses incurred in 2024 (or expected to be incurred in 2025, if such amount is expected to be higher) of the available underlying portfolios in different ways. An arithmetic illustration
uses a simple average of all of the available underlying portfolios’ investment management fees and expenses. A weighted illustration
computes the average of investment management fees and expenses based upon the aggregate assets in the Portfolios at the end of 2024. You may request a weighted illustration that computes the average of investment management fees and expenses of all portfolios. If you request, a weighted illustration can also illustrate an assumed percentage allocation of policy account values among the available underlying portfolios. A fund specific illustration
uses only the investment management fees and expenses of a specific underlying portfolio. A historical illustration
reflects the actual performance of one of the available underlying portfolios during a stated period. When reviewing a weighted or fund specific illustration you should keep in mind that the values shown may be higher than the values shown in other illustrations because the fees and expenses that are assumed may be lower than those assumed in other illustrations. When reviewing an historical illustration you should keep in mind that values based upon past performance are no indication of what the values will be based on future performance. You may also request a personalized illustration of the guaranteed interest option.

The effect of the expense limitation arrangements.
The illustrations in this prospectus do not reflect the expense limitation arrangements. Personalized illustrations reflect the expense limitation arrangements that are in effect with respect to certain of the Portfolios. If these fees and expenses were not reduced to reflect the expense limitation arrangements, the values in the personalized illustrations would be lower.

Appendix: “Hypothetical illustrations” in this prospectus contains an arithmetic hypothetical illustration.

Appendix: Investment options available under the policy

The following is a list of Portfolio Companies available under the policy. More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at www.equitable.com/ICSR#EQH162751. You can request this information at no cost by calling 1-877-522-5035 or by sending an email request to EquitableFunds@dfinsolutions.com.

The current expenses and performance information below reflects fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that your policy may charge. Expenses would be higher and performance would be lower if these charges were included. Each variable investment option’s past performance is not necessarily an indication of future performance.

Affiliated Portfolio Companies:

		Current Expenses		Average Annual Total Returns (as of 12/31/2024)
TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable			1 year	5 year	10 year
Specialty	1290 VT Convertible Securities — Equitable Investment Management Group, LLC (“EIMG”); SSGA Funds Management, Inc.	0.90%	^	9.76%	6.75%	6.94%
Fixed Income	1290 VT DoubleLine Opportunistic Bond — EIMG; DoubleLine Capital LP	0.91%	^	2.82%	-0.30%	—
Equity	1290 VT Equity Income — EIMG; Barrow, Hanley, Mewhinney & Strauss, LLC d/b/a Barrow Hanley Global Investors	0.95%	^	9.67%	7.56%	7.34%
Specialty	1290 VT GAMCO Mergers & Acquisitions — EIMG; GAMCO Asset Management, Inc.	1.32%	^	9.02%	4.29%	4.09%
Equity	1290 VT GAMCO Small Company Value — EIMG; GAMCO Asset Management, Inc.	1.05%		11.59%	10.58%	8.80%
Specialty	1290 VT Multi-Alternative Strategies — EIMG	1.54%	^	9.07%	1.83%	—
Specialty	1290 VT Natural Resources — EIMG; AllianceBernstein L.P.	0.90%	^	-5.56%	6.76%	3.62%
Specialty	1290 VT Real Estate — EIMG; AllianceBernstein L.P.	0.90%	^	0.83%	-1.06%	2.12%
Equity	1290 VT Small Cap Value — EIMG; BlackRock Investment Management, LLC, Horizon Kinetics Asset Management LLC	1.20%	^	20.75%	11.77%	9.53%
Equity	1290 VT SmartBeta Equity ESG — EIMG; AXA Investment Managers US Inc.	1.10%		16.44%	9.63%	9.42%
Equity	1290 VT Socially Responsible — EIMG; BlackRock Investment Management, LLC	0.90%		21.70%	13.57%	12.09%
Equity	EQ/AB Small Cap Growth — EIMG; AllianceBernstein L.P.	0.92%		13.93%	8.07%	8.81%
Asset Allocation	EQ/Aggressive Allocation† — EIMG	1.16%		13.73%	8.26%	7.95%
Asset Allocation	EQ/All Asset Growth Allocation — EIMG	1.25%	^	11.16%	6.22%	6.15%
Equity	EQ/American Century Mid Cap Value — EIMG; A merican Century Investment Management, Inc.	1.00%	^	8.37%	7.12%	—
Equity	EQ/ClearBridge Large Cap Growth ESG — EIMG; ClearBridge Investments, LLC	1.00%	^	26.79%	14.86%	12.93%
Equity	EQ/Common Stock Index — EIMG; AllianceBernstein L.P.	0.67%	^	23.10%	13.16%	11.84%
Asset Allocation	EQ/Conservative Allocation† — EIMG	1.00%	^	4.61%	1.71%	2.35%
Asset Allocation	EQ/Conservative-Plus Allocation† — EIMG	0.85%	^	7.02%	3.55%	3.96%
Fixed Income	EQ/Core Bond Index — EIMG; SSGA Funds Management, Inc.	0.62%	^	2.41%	0.29%	1.11%
Fixed Income	EQ/Core Plus Bond — EIMG; Brandywine Global Investment Management, LLC, Loomis, Sayles & Company, L.P.	0.93%	^	-0.72%	0.40%	1.28%
Equity	EQ/Emerging Markets Equity PLUS — EIMG; AllianceBernstein L.P., EARNEST Partners, LLC	1.20%	^	4.01%	1.41%	2.60%
Equity	EQ/Equity 500 Index — EIMG; AllianceBernstein L.P.	0.54%	^	24.32%	13.89%	12.44%
Equity	EQ/Franklin Rising Dividends — EIMG; Franklin Advisers, Inc.	0.87%	^	10.80%	10.34%	—
Equity	EQ/Goldman Sachs Mid Cap Value — EIMG; Goldman Sachs Asset Management L.P.	1.09%	^	11.89%	9.50%	—
Fixed Income	EQ/Intermediate Corporate Bond — EIMG; AllianceBernstein L.P.	0.65%	^	3.05%	—	—
Fixed Income	EQ/Intermediate Government Bond — EIMG; SSGA Funds Management, Inc.	0.62%	^	2.47%	0.07%	0.65%
Equity	EQ/International Core Managed Volatility† — EIMG; BlackRock Investment Management, LLC	1.06%		3.22%	4.33%	4.55%

		Current Expenses		Average Annual Total Returns (as of 12/31/2024)
TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable			1 year	5 year	10 year
Equity	EQ/International Equity Index — EIMG; AllianceBernstein L.P.	0.72%	^	4.92%	4.86%	4.93%
Equity	EQ/International Value Managed Volatility† — EIMG; BlackRock Investment Management, LLC, Harris Associates LP	1.03%		1.50%	3.62%	3.94%
Equity	EQ/Invesco Comstock — EIMG; Invesco Advisers, Inc.	1.00%	^	14.85%	11.28%	9.27%
Equity	EQ/Invesco Global — EIMG; Invesco Advisers, Inc.	1.10%	^	15.83%	9.02%	9.35%
Specialty	EQ/Invesco Global Real Assets — EIMG; Invesco Advisers, Inc.	1.17%		0.31%	1.31%	—
Equity	EQ/Janus Enterprise — EIMG; Janus Henderson Investors US LLC	1.05%		14.16%	9.12%	9.14%
Equity	EQ/JPMorgan Growth Stock — EIMG; J.P. Morgan Investment Management Inc.	0.96%	^	33.78%	13.30%	13.62%
Equity	EQ/JPMorgan Value Opportunities — EIMG; J.P. Morgan Investment Management Inc.	0.96%		15.45%	11.92%	10.23%
Equity	EQ/Large Cap Core Managed Volatility† — EIMG; BlackRock Investment Management, LLC	0.89%		23.62%	13.12%	11.71%
Equity	EQ/Large Cap Growth Index — EIMG; AllianceBernstein L.P.	0.71%		32.34%	18.10%	15.91%
Equity	EQ/Large Cap Growth Managed Volatility† — EIMG; BlackRock Investment Management, LLC	0.87%		30.11%	15.56%	14.26%
Equity	EQ/Large Cap Value Index — EIMG; AllianceBernstein L.P.	0.74%		13.48%	7.94%	7.75%
Fixed Income	EQ/Long-Term Bond — EIMG; AllianceBernstein L.P.	0.65%	^	-4.37%	—	—
Equity	EQ/Loomis Sayles Growth — EIMG; Loomis, Sayles & Company, L.P.	1.05%	^	33.74%	16.06%	15.71%
Equity	EQ/MFS International Growth — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.10%	^	8.76%	5.92%	7.57%
Equity	EQ/MFS International Intrinsic Value — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.15%	^	6.99%	4.83%	—
Equity	EQ/MFS Mid Cap Focused Growth — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.10%	^	14.48%	9.52%	—
Specialty	EQ/MFS Technology — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.11%		36.09%	17.42%	—
Specialty	EQ/MFS Utilities Series — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.05%	^	11.24%	5.57%	—
Equity	EQ/Mid Cap Index — EIMG; AllianceBernstein L.P.	0.64%	^	13.21%	9.62%	8.96%
Equity	EQ/Mid Cap Value Managed Volatility† — EIMG; BlackRock Investment Management, LLC	0.96%		11.66%	7.62%	7.29%
Asset Allocation	EQ/Moderate Allocation† — EIMG	1.08%		7.92%	4.33%	4.66%
Asset Allocation	EQ/Moderate-Plus Allocation† — EIMG	1.12%		10.75%	6.38%	6.36%
Cash/Cash Equivalent	EQ/Money Market* — EIMG; Dreyfus, a division of Mellon Investments Corporation	0.68%		4.65%	2.10%	1.36%
Equity	EQ/Morgan Stanley Small Cap Growth — EIMG; BlackRock Investment Management, LLC, Morgan Stanley Investment Management, Inc.	1.15%	^	20.79%	12.75%	11.47%
Fixed Income	EQ/PIMCO Global Real Return — EIMG; Pacific Investment Management Company LLC	2.57%	^	-0.29%	-0.01%	1.68%
Fixed Income	EQ/PIMCO Real Return — EIMG; Pacific Investment Management Company LLC	2.53%	^	1.91%	1.86%	—
Fixed Income	EQ/PIMCO Total Return ESG — EIMG; Pacific Investment Management Company LLC	0.78%	^	2.01%	-0.16%	—
Fixed Income	EQ/PIMCO Ultra Short Bond — EIMG; Pacific Investment Management Company LLC	0.81%	^	5.89%	2.27%	1.85%
Equity	EQ/Small Company Index — EIMG; AllianceBernstein L.P.	0.63%		11.19%	7.48%	7.65%
Specialty	EQ/T. Rowe Price Health Sciences — EIMG; T. Rowe Price Associates, Inc.	1.20%	^	1.58%	4.92%	—
Equity	EQ/Value Equity — EIMG; Aristotle Capital Management, LLC	0.92%		7.24%	7.00%	6.66%
Asset Allocation	Equitable Conservative Growth MF/ETF Portfolio — EIMG	1.10%	^	7.25%	5.15%	5.25%
Asset Allocation	Equitable Growth MF/ETF — EIMG	1.15%	^	14.22%	—	—
Asset Allocation	Equitable Moderate Growth MF/ETF — EIMG	1.10%	^	10.62%	—	—
Equity	Multimanager Aggressive Equity — EIMG; AllianceBernstein L.P.	1.01%		30.87%	15.48%	14.38%
Specialty	Multimanager Technology — EIMG; AllianceBernstein L.P., FIAM LLC, Wellington Management Company LLP	1.23%	^	26.13%	16.97%	17.40%
^	This Portfolio’s annual expenses reflect temporary fee reductions.
†
EQ Managed Volatility Portfolios that include the EQ volatility management strategy as part of their investment objective and/or principal investment strategy, and the EQ/affiliated Fund of Fund Portfolios that invest in Portfolios that use the EQ volatility management strategy, are identified in the chart by a “†“. See “Portfolios of the Trusts” for more information regarding volatility management.

*
The Portfolio operates as a “government money market fund.” The Portfolio will invest at least 99.5% of its total assets in U.S. government securities, cash, and/or repurchase agreements that are fully collateralized by U.S. government securities or cash.

Unaffiliated Portfolio Companies:

		Current Expenses		Average Annual Total Returns (as of 12/31/2024)
TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable			1 year	5 year	10 year
Equity	AB VPS Discovery Value Portfolio — AllianceBernstein L.P.	1.06%		9.72%	8.57%	7.36%
Asset Allocation	American Funds Insurance Series ® Asset Allocation Fund — Capital Research and Management Company	0.79%		16.11%	8.04%	8.05%
Equity	American Funds Insurance Series ® Global Small Capitalization Fund — Capital Research and Management Company	1.15%	^	2.12%	2.74%	5.54%
Equity	American Funds Insurance Series ® New World Fund ® — Capital Research and Management Company	1.07%	^	6.33%	4.29%	5.96%
Asset Allocation	BlackRock Global Allocation V.I. Fund — BlackRock Advisors, LLC; BlackRock International Limited, BlackRock (Singapore) Limited	1.02%	^	8.93%	5.72%	5.32%
Asset Allocation	Fidelity ® VIP Asset Manager 70% Portfolio — Fidelity Management and Research Company (FMR)	0.88%		10.55%	7.19%	6.80%
Equity	Fidelity ® VIP Mid Cap Portfolio — Fidelity Management and Research Company (FMR)	0.82%		17.18%	11.06%	8.94%
Equity	Fidelity ® VIP Value Portfolio — Fidelity Management and Research Company (FMR)	0.85%		11.08%	11.80%	9.71%
Equity	Franklin Small Cap Value VIP Fund — Franklin Mutual Advisers, LLC	0.90%	^	11.71%	8.36%	8.17%
Equity	Invesco V.I. Diversified Dividend Fund — Invesco Advisers, Inc.	0.93%		12.96%	7.37%	7.57%
Asset Allocation	Janus Henderson Balanced Portfolio — Janus Henderson Investors US LLC	0.87%		15.15%	8.06%	8.40%
Fixed Income	Lord Abbett Bond Debenture Portfolio (VC) — Lord, Abbett & Co. LLC	0.99%		6.72%	1.90%	3.73%
Fixed Income	Nomura VIP High Income Series (1) — Delaware Management Company	0.97%		6.19%	3.51%	4.13%
Specialty	PIMCO CommodityRealReturn ® Strategy Portfolio — Pacific Investment Management Company LLC	2.38%	^	3.97%	6.98%	1.55%
Equity	T. Rowe Price Blue Chip Growth Portfolio — T. Rowe Price Associates, Inc.	0.99%		35.17%	14.18%	14.48%
Equity	T. Rowe Price Equity Income Portfolio - II — T. Rowe Price Associates, Inc.	0.98%		11.38%	8.21%	8.00%
Equity	T. Rowe Price Mid-Cap Growth Portfolio — T. Rowe Price Investment Management, Inc.	1.08%		9.04%	7.35%	9.85%
Equity	Templeton Developing Markets VIP Fund — Templeton Asset Management Ltd.	1.36%	^	7.67%	0.88%	3.98%
Fixed Income	Templeton Global Bond VIP Fund — Franklin Advisers, Inc.	0.75%	^	-11.37%	-4.85%	-2.03%
Specialty	VanEck VIP Global Resources Fund — Van Eck Associates Corporation	1.30%		-3.09%	7.28%	0.57%
^	This Portfolio’s annual expenses reflect temporary fee reductions.
(1)
This is the variable investment option’s new name. The variable investment option’s former name is Macquarie VIP High Income Series which may continue to be used in certain documents for a period of time after the date of this prospectus.

Appendix: Examples of how the Policy Continuation Rider works

Below are examples of how the Policy Continuation Rider works and how minimum benefit requirements are met. The examples detail the key components during the year that a sample policy goes on policy continuation.

Example 1: Policy with the Guideline Premium Test (GPT)

For this sample policy, the federal qualification test for life insurance is the Guideline Premium Test and Death Benefit Option A is in effect. The policy was issued to a male non-smoker. The policy is not in grace period and is not now a Modified Endowment Contract, nor will it become one when the Policy Continuation Rider (PCR) is exercised.

Age	Yr	Mth	GPT PCR Guaranteed Charges (BOM)	New Loan Taken	Policy Account Value EOM (a)	EOM Loan Balance	Accrued Loan Interest (b)	Net AV EOM	EOM Net Death Benefit (c)	Total Face Amount
78	32	1	$—	0	$3,651,261	$3,467,698	$1,000	$182,563	$365,126	$1,500,000
78	32	2	$182,563	0	$3,477,253	$3,467,698	$12,356	$—	$174,003	$1,500,000
78	32	3	$—	0	$3,485,829	$3,467,698	$23,748	$—	$174,572	$1,500,000
78	32	4	$—	0	$3,494,426	$3,467,698	$35,178	$—	$175,144	$1,500,000
78	32	5	$—	0	$3,503,044	$3,467,698	$46,646	$—	$175,717	$1,500,000
78	32	6	$—	0	$3,511,683	$3,467,698	$58,151	$—	$176,292	$1,500,000
78	32	7	$—	0	$3,520,344	$3,467,698	$69,694	$—	$176,870	$1,500,000
78	32	8	$—	0	$3,529,026	$3,467,698	$81,274	$—	$177,449	$1,500,000
78	32	9	$—	0	$3,537,730	$3,467,698	$92,893	$—	$178,030	$1,500,000
78	32	10	$—	0	$3,546,455	$3,467,698	$104,549	$—	$178,612	$1,500,000
78	32	11	$—	0	$3,555,201	$3,467,698	$116,244	$—	$179,197	$1,500,000
78	32	12	$—	0	$3,563,969	$3,467,698	$127,977	$—	$179,784	$1,500,000
(a)	The policy account value reflects a hypothetical annual crediting rate on loan collateral of 3%.
(b)
The amounts in this column reflect the Accrued Loan Interest based on a hypothetical annual rate of 4%. The maximum rate is the greater of (a) 2% or (b) the “Monthly Average Corporate” yield published in Moody’s Corporate Bond Yield Averages for the month that ends two months before the interest rate is set. In Month 2 and all subsequent months, the amounts are calculated as follows:

The previous Accrued Loan Interest, plus the monthly loan interest rate (0.32737% which is equivalent to 4% annually), multiplied by the Loan Balance plus the previous Accrued Loan Interest. For example, the Accrued Loan Interest for Month 2 is calculated as follows: $1,000 + 0.32737% x ($3,467,698 + $1,000) = $12,356

(c)
The amounts in this column reflect the Net Death Benefit. The amounts are calculated as follows: The Death Benefit is the greatest of: (a) the Policy Account Value or the outstanding loan and accrued loan interest, whichever is greater, multiplied by a percentage shown in your policy for the insured person’s age (nearest birthday) at the beginning of each policy year, (b) the outstanding loan and accrued loan interest on the insured person’s date of death plus $10,000, or (c) the current base policy face amount. The Net Death Benefit is the Death Benefit less Loan Balance and the Accrued Loan Interest. Therefore, the Net Death Benefit for Month 2 is calculated as follows: the greatest of: (a) the maximum of ($3,477,253, $3,467,698 + $12,356) x 1.05; (b) $3,467,698 + $12,356+ $10,000; (c) $1,500,000; less ($3,467,698 + $12,356). That is, the greatest of $3,654,057, $3,490,054, $1,500,000; less $3,480,054 = $174,003

The policy owner may exercise the Policy Continuation Rider at the beginning of the second month of this year because the following additional conditions are also satisfied:

(1)	The policy owner is attained age 78, and the policy year is 32, meeting the minimum age (75) and duration (15 years) requirements;

(2)	the loan balance and accrued loan interest ($3,464,907 + $11,343 = $3,476,250) exceeds the current policy face amount ($1,500,000);

(3)
the loan balance and accrued loan interest ($3,467,698 + $1,000 = $3,468,698) equals or exceeds the Policy Account Value, multiplied by the applicable Policy Continuation Trigger Percentage (shown in the policy) ($3,651,261 x 95% = $3,468,698); and

(4)
the Net Policy Account Value ($182,563) is sufficient to cover the Policy Continuation Benefit Charge, which equals the Policy Account Value times the Policy Continuation Benefit Charge rate of 5%, which is the maximum rate for a policy with the Guideline Premium Test ($3,651,261 x 5% = $182,563).

Example 2: Policy with the Cash Value Accumulation Test (CVAT)

For this sample policy, the federal qualification test for life insurance is the Cash Value Accumulation Test and Death Benefit Option A is in effect. The policy was issued to a male non-smoker.
The policy is not in grace period and is not now a Modified Endowment Contract, nor will it become one when the Policy Continuation Rider (PCR) is exercised.

Age	Yr	Mth	CVAT PCR Guaranteed Charges (BOM)	New Loan Taken	Policy Account Value EOM (a)	EOM Loan Balance	Accrued Loan Interest (b)	Net AV EOM	EOM Net Death Benefit (c)	Total Face Amount
78	32	1	$—	0	$3,936,863	$3,464,907	$11,343	$460,613	$1,322,786	$1,500,000
78	32	2	$460,613	0	$3,484,823	$3,464,907	$22,724	$—	$763,791	$1,500,000
78	32	3	$—	0	$3,493,418	$3,464,907	$34,141	$—	$766,292	$1,500,000
78	32	4	$—	0	$3,502,034	$3,464,907	$45,596	$—	$768,800	$1,500,000
78	32	5	$—	0	$3,510,671	$3,464,907	$57,089	$—	$771,317	$1,500,000
78	32	6	$—	0	$3,519,329	$3,464,907	$68,619	$—	$773,842	$1,500,000
78	32	7	$—	0	$3,528,008	$3,464,907	$80,187	$—	$776,375	$1,500,000
78	32	8	$—	0	$3,536,709	$3,464,907	$91,792	$—	$778,917	$1,500,000
78	32	9	$—	0	$3,545,432	$3,464,907	$103,436	$—	$781,467	$1,500,000
78	32	10	$—	0	$3,554,176	$3,464,907	$115,118	$—	$784,025	$1,500,000
78	32	11	$—	0	$3,562,942	$3,464,907	$126,838	$—	$786,592	$1,500,000
78	32	12	$—	0	$3,571,729	$3,464,907	$138,596	$—	$789,167	$1,500,000
(a)	The policy account value reflects a hypothetical annual crediting rate on loan collateral of 3%.
(b)
The amounts in this column reflect the Accrued Loan Interest based on a hypothetical annual rate of 4%. The maximum rate is the greater of (a) 2% or (b) the “Monthly Average Corporate” yield published in Moody’s Corporate Bond Yield Averages for the month that ends two months before the interest rate is set. In Month 2 and all subsequent months, the amounts are calculated as follows:

The previous Accrued Loan Interest, plus the monthly loan interest rate (0.32737% which is equivalent to 4% annually), multiplied by the Loan Balance plus the previous Accrued Loan Interest. For example, the Accrued Loan Interest for Month 2 is calculated as follows: $11,343 + 0.32737% x ($3,464,907 + $11,343) = $22,724

(c)
The amounts in this column reflect the Net Death Benefit. The amounts are calculated as follows: The Death Benefit is the greatest of: (a) the Policy Account Value or the outstanding loan and accrued loan interest, whichever is greater, multiplied by a percentage shown in your policy for the insured person’s age (nearest birthday) at the beginning of each policy year, (b) the outstanding loan and accrued loan interest on the insured person’s date of death plus $10,000, or (c) the current base policy face amount. The Net Death Benefit is the Death Benefit less Loan Balance and the Accrued Loan Interest. Therefore, the Net Death Benefit for Month 2 is calculated as follows: the greatest of: (a) the maximum of ($3,484,823, $3,464,907 + $22,724) x 121.9%; (b) $3,464,907 + $22,724 + $10,000; (c) $1,500,000; less ($3,464,907 + $22,724). That is, the greatest of $4,251,422, $3,497,631, $1,500,000; less $3,487,631 = $763,791

The policy owner may exercise the Policy Continuation Rider at the beginning of the second month of this year because the following additional conditions are also satisfied:

(1)	The policy owner is attained age 78, and the policy year is 32, meeting the minimum age (75) and duration (15 years) requirements;

(2)	the loan balance and accrued loan interest ($3,464,907 + $11,343 = $3,476,250) exceeds the current policy face amount ($1,500,000);

(3)
the loan balance and accrued loan interest ($3,464,907 + $11,343 = $3,476,250) equals or exceeds the Policy Account Value, multiplied by the applicable Policy Continuation Trigger Percentage (shown in the policy) ($3,936,863 x 80% = $3,149,490); and

(4)
the Net Policy Account Value ($460,613) is sufficient to cover the Policy Continuation Benefit Charge, which equals the Policy Account Value times the Policy Continuation Benefit Charge rate of 11.70%, which is the rate for a policy in which the insured has attained age 78 with the Cash Value Accumulation Test (3,936,863 x 11.70% = $460,613).

After the policy goes on policy continuation, future premium payments, partial withdrawals and requested policy changes are not allowed (See “Effect of Policy Continuation” above). The policy, however, does not lapse and continues in force during the illustrated year and in all subsequent years. Loan interest continues to be due on each policy anniversary, and if not paid when due, is added to the outstanding loan.

Appendix: Hypothetical illustrations

ILLUSTRATION OF DEATH BENEFITS, NET POLICY ACCOUNT VALUES, NET CASH SURRENDER VALUES AND ACCUMULATED PREMIUMS

The following tables illustrate the changes in death benefit, net policy account value and net cash surrender value (which assumes that your surrender would qualify for the Enhanced Amount) of the policy under certain hypothetical circumstances that we assume solely for this purpose. The Enhanced Amount is the difference between the net policy account value and the net cash surrender value. Each table illustrates the operation of a policy for a specified issue age, premium payment schedule, life insurance qualification test, and face amount under death benefit option A and death benefit option B. The tables assume annual Planned Periodic Premiums that are paid at the beginning of each policy year for an insured person who is a
45-year-old
preferred plus risk male
non-tobacco
user when the policy is issued. The amounts shown are for the end of each policy year and assume that all of the policy account value is invested in Portfolios that achieve investment returns at constant hypothetical gross annual rates of 0%, 6% and 12% (i.e., before any investment management fees or other expenses are deducted from the underlying Portfolio assets). These hypothetical investment return assumptions are not intended as estimates of future performance of any investment fund. The Company is not able to predict the future performance of the investment funds. Higher rates of return used in these illustrations generally reflect rates of return for a number of broad stock indices over long-term periods. You should consider that many forecasters are calling for somewhat lower returns in the years ahead. Of course lower rates of return will lower the values illustrated. For this reason, you should carefully consider the illustrations at 0% and 6%.

After the deduction of the arithmetic average of the investment management fees and other expenses of all of the underlying Portfolios (as described below), the net annual rates of return that correspond to the three gross rates mentioned above would be (1.11)%, 4.83% and 10.76%. These net annual rates of return do not reflect the mortality and expense risk charge or the other charges we deduct from your policy’s value each month. If the net annual rates of return did reflect these charges, the rates shown would be lower; however, the values shown in the following tables reflect all policy charges. Investment return reflects investment income and all realized and unrealized capital gains and losses.

Tables are provided for each of the two death benefit options. The illustrations are based on the charge for federal taxes of 1.25% and an assumed charge for state and local tax expenses of 1.90%. The tables headed “Using Current Charges” assume that the current rates for all other charges deducted by the Company will apply in each year illustrated: premium charge, administrative charge, cost of insurance charge, mortality and expense risk charge. The tables headed “Using Guaranteed Charges” are the same, except that the maximum permitted rates for all years are used for all charges. The tables do not reflect any charge that we reserve the right to make but are not currently making. The tables assume that (i) no loans or withdrawals are made, (ii) no decreases in coverage are requested, (iii) no change in the death benefit option is requested and (iv) no optional rider benefits have been elected.

With respect to fees and expenses deducted from assets of the underlying Portfolios, the amounts shown in all tables reflect (1) investment management fees equivalent to an effective annual rate of 0.55%, and (2) an assumed average asset charge for all other expenses of the underlying Portfolios equivalent to an effective annual rate of 0.56%. These rates are the arithmetic average for all Portfolios that are available as investment options. In other words, they are based on the hypothetical assumption that policy account values are allocated equally among the variable investment options.
These rates do not reflect Investment Expense Reductions, or expense limitation arrangements in effect with respect to certain of the underlying Portfolios. If those reductions or arrangements had been assumed, the policy values would be higher than those shown in the following tables.
The actual rates associated with any policy will vary depending upon the actual allocation of policy values among the investment options.

The second column of each table shows the amount you would have at the end of each policy year if an amount equal to the assumed planned periodic premiums were invested to earn interest, after taxes, at 5% annually. This is not a policy value. It is included for comparison purposes only.

Because your circumstances will no doubt differ from those in the illustrations that follow, values under your policy will differ, in most cases substantially. Upon request, we will furnish you with a personalized illustration as described under “Illustrations of policy benefits” in “Personalized illustrations,” in this prospectus.

COIL Institutional Series
®
(Series 162)
$1,225,000 Face Amount

Male, Issue Age 45, Preferred Plus Non-Tobacco User Underwriting Risk Class

Initial Death Benefit Option Is Option A
Initial Annual Planned Periodic Premium: $89,507*
Using Current Charges
Using Cash Value Accumulation Test

		Death Benefit			Net Policy Account Value			Net Cash Surrender Value
End Of Policy Year	Premiums Accum. At 5% Interest Per Year	Assuming Hypothetical Gross Annual Investment Return of:			Assuming Hypothetical Gross Annual Investment Return of:			Assuming Hypothetical Gross Annual Investment Return of:
		0.00% Gross	6.00% Gross	12.00% Gross	0.00% Gross	6.00% Gross	12.00% Gross	0.00% Gross	6.00% Gross	12.00% Gross
1	$93,982	$1,225,000	$1,225,000	$1,225,000	$76,352	$81,137	$85,917	$88,975	$93,759	$98,539
2	$192,664	$1,225,000	$1,225,000	$1,225,000	$152,408	$166,763	$181,668	$168,108	$182,464	$197,368
3	$296,279	$1,225,000	$1,225,000	$1,225,000	$227,311	$256,170	$287,313	$248,758	$277,617	$308,760
4	$405,076	$1,225,000	$1,225,000	$1,225,000	$301,088	$349,539	$403,899	$325,121	$373,572	$427,932
5	$519,312	$1,225,000	$1,225,000	$1,225,000	$373,748	$447,048	$532,568	$395,506	$468,807	$554,327
6	$639,260	$1,225,000	$1,225,000	$1,324,361	$445,320	$548,901	$674,580	$464,849	$568,430	$694,110
7	$765,205	$1,225,000	$1,256,432	$1,586,031	$515,818	$655,295	$831,175	$530,978	$670,455	$846,335
8	$803,465	$1,225,000	$1,272,303	$1,700,636	$507,152	$683,469	$916,133	$514,776	$691,093	$923,757
9	$843,639	$1,225,000	$1,296,456	$1,833,611	$498,519	$712,836	$1,009,771	$502,353	$716,670	$1,013,605
10	$885,821	$1,225,000	$1,328,717	$1,985,747	$489,930	$743,454	$1,112,987	$493,786	$747,310	$1,116,843
15	$1,130,556	$1,225,000	$1,510,472	$2,981,613	$451,536	$926,102	$1,828,089	$451,536	$926,102	$1,828,089
20	$1,442,908	$1,225,000	$1,726,845	$4,495,054	$410,656	$1,151,998	$2,998,702	$410,656	$1,151,998	$2,998,702
25	$1,841,557	$1,225,000	$1,979,021	$6,785,055	$362,120	$1,429,928	$4,902,496	$362,120	$1,429,928	$4,902,496
30	$2,350,346	$1,225,000	$2,260,844	$10,208,995	$280,578	$1,758,044	$7,938,565	$280,578	$1,758,044	$7,938,565
35	$2,999,703	$1,225,000	$2,590,463	$15,405,818	$152,874	$2,151,547	$12,795,530	$152,874	$2,151,547	$12,795,530
40	$3,828,465	**	$2,984,200	$23,373,081	**	$2,620,018	$20,520,703	**	$2,620,018	$20,520,703
45	$4,886,200	**	$3,467,064	$35,761,610	**	$3,180,793	$32,808,817	**	$3,180,793	$32,808,817
50	$6,236,167	**	$4,086,332	$55,506,492	**	$3,862,317	$52,463,603	**	$3,862,317	$52,463,603
55	$7,959,104	**	$4,814,254	$86,115,890	**	$4,733,780	$84,676,391	**	$4,733,780	$84,676,391
*
The illustrations assume that planned periodic premium are paid at the start of policy years one through seven. The death benefit, net policy account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.

**	Policy lapses unless additional payments are made.

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, net policy account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

COIL Institutional Series
®
(Series 162)
$1,225,000 Face Amount

Male, Issue Age 45, Preferred Plus Non-Tobacco User Underwriting Risk Class

Initial Death Benefit Option Is Option A
Initial Annual Planned Periodic Premium: $89,507*
Using Guaranteed Charges
Using Cash Value Accumulation Test

		Death Benefit			Net Policy Account Value			Net Cash Surrender Value
End Of Policy Year	Premiums Accum. At 5% Interest Per Year	Assuming Hypothetical Gross Annual Investment Return of:			Assuming Hypothetical Gross Annual Investment Return of:			Assuming Hypothetical Gross Annual Investment Return of:
		0.00% Gross	6.00% Gross	12.00% Gross	0.00% Gross	6.00% Gross	12.00% Gross	0.00% Gross	6.00% Gross	12.00% Gross
1	$93,982	$1,225,000	$1,225,000	$1,225,000	$74,209	$78,925	$83,638	$86,979	$91,695	$96,408
2	$192,664	$1,225,000	$1,225,000	$1,225,000	$147,278	$161,313	$175,893	$163,751	$177,787	$192,367
3	$296,279	$1,225,000	$1,225,000	$1,225,000	$219,252	$247,354	$277,699	$242,150	$270,252	$300,597
4	$405,076	$1,225,000	$1,225,000	$1,225,000	$290,139	$337,204	$390,046	$315,972	$363,038	$415,879
5	$519,312	$1,225,000	$1,225,000	$1,225,000	$359,955	$431,043	$514,045	$383,440	$454,528	$537,530
6	$639,260	$1,225,000	$1,225,000	$1,282,236	$428,713	$529,054	$650,895	$449,850	$550,191	$672,031
7	$765,205	$1,225,000	$1,225,000	$1,532,625	$496,400	$631,412	$801,397	$512,839	$647,851	$817,836
8	$803,465	$1,225,000	$1,225,000	$1,624,956	$479,491	$649,776	$873,738	$488,401	$658,686	$882,648
9	$843,639	$1,225,000	$1,225,000	$1,733,009	$462,622	$668,835	$953,192	$467,423	$673,636	$957,993
10	$885,821	$1,225,000	$1,233,527	$1,859,036	$445,777	$688,626	$1,040,431	$450,923	$693,772	$1,045,577
15	$1,130,556	$1,225,000	$1,314,203	$2,668,066	$364,696	$805,765	$1,635,847	$364,696	$805,765	$1,635,847
20	$1,442,908	$1,225,000	$1,419,715	$3,884,370	$278,986	$947,108	$2,591,307	$278,986	$947,108	$2,591,307
25	$1,841,557	$1,225,000	$1,595,525	$5,751,274	$211,676	$1,152,836	$4,155,545	$211,676	$1,152,836	$4,155,545
30	$2,350,346	$1,225,000	$1,793,261	$8,515,782	$107,472	$1,394,449	$6,621,914	$107,472	$1,394,449	$6,621,914
35	$2,999,703	**	$2,012,441	$12,589,255	**	$1,671,463	$10,456,192	**	$1,671,463	$10,456,192
40	$3,828,465	**	$2,258,486	$18,610,838	**	$1,982,868	$16,339,629	**	$1,982,868	$16,339,629
45	$4,886,200	**	$2,528,331	$27,443,044	**	$2,319,570	$25,177,104	**	$2,319,570	$25,177,104
50	$6,236,167	**	$2,835,513	$40,537,875	**	$2,680,069	$38,315,572	**	$2,680,069	$38,315,572
55	$7,959,104	**	$3,200,682	$60,267,869	**	$3,147,180	$59,260,442	**	$3,147,180	$59,260,442
*
The illustrations assume that planned periodic premiums are paid at the start of policy years one through seven. The death benefit, net policy account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.

**	Policy lapses unless additional payments are made.

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, net policy account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

COIL Institutional Series
®
(Series 162)
$1,225,000 Face Amount

Male, Issue Age 45, Preferred Plus Non-Tobacco User Underwriting Risk Class

Initial Death Benefit Option Is Option B
Initial Annual Planned Periodic Premium: $70,664*
Using Current Charges
Using Guideline Premium Test

		Death Benefit			Net Policy Account Value			Net Cash Surrender Value
End Of Policy Year	Premiums Accum. At 5% Interest Per Year	Assuming Hypothetical Gross Annual Investment Return of:			Assuming Hypothetical Gross Annual Investment Return of:			Assuming Hypothetical Gross Annual Investment Return of:
		0.00% Gross	6.00% Gross	12.00% Gross	0.00% Gross	6.00% Gross	12.00% Gross	0.00% Gross	6.00% Gross	12.00% Gross
1	$74,197	$1,295,155	$1,298,883	$1,302,609	$58,766	$62,494	$66,220	$70,155	$73,883	$77,609
2	$152,104	$1,356,520	$1,367,660	$1,379,229	$117,274	$128,414	$139,984	$131,520	$142,660	$154,229
3	$233,907	$1,419,550	$1,441,893	$1,466,013	$174,842	$197,185	$221,305	$194,550	$216,893	$241,013
4	$319,799	$1,478,590	$1,516,041	$1,558,074	$231,485	$268,936	$310,968	$253,590	$291,041	$333,074
5	$409,986	$1,532,218	$1,588,800	$1,654,841	$287,193	$343,775	$409,815	$307,218	$363,800	$429,841
6	$504,683	$1,584,960	$1,664,822	$1,761,779	$341,980	$421,841	$518,799	$359,960	$439,822	$536,779
7	$604,114	$1,634,798	$1,742,216	$1,877,907	$395,837	$503,255	$638,946	$409,798	$517,216	$652,907
8	$708,517	$1,688,168	$1,827,812	$2,011,310	$455,921	$595,565	$779,063	$463,168	$602,812	$786,310
9	$818,140	$1,743,744	$1,920,604	$2,162,318	$514,987	$691,847	$933,561	$518,744	$695,604	$937,318
10	$933,244	$1,801,962	$2,021,190	$2,332,847	$573,072	$792,300	$1,103,956	$576,962	$796,190	$1,107,847
15	$1,601,069	$2,080,551	$2,600,146	$3,503,333	$855,551	$1,375,146	$2,278,333	$855,551	$1,375,146	$2,278,333
20	$2,453,401	$2,338,728	$3,324,571	$5,437,275	$1,113,728	$2,099,571	$4,212,275	$1,113,728	$2,099,571	$4,212,275
25	$3,541,217	$2,566,124	$4,217,861	$8,617,663	$1,341,124	$2,992,861	$7,392,663	$1,341,124	$2,992,861	$7,392,663
30	$4,929,576	$2,733,176	$5,286,827	$13,817,965	$1,508,176	$4,061,827	$12,592,965	$1,508,176	$4,061,827	$12,592,965
35	$6,701,514	$2,835,987	$6,568,043	$22,350,657	$1,610,987	$5,343,043	$21,125,657	$1,610,987	$5,343,043	$21,125,657
40	$8,963,005	$2,836,539	$8,067,721	$36,827,171	$1,611,539	$6,842,721	$35,073,496	$1,611,539	$6,842,721	$35,073,496
45	$11,849,304	$2,685,013	$9,777,245	$60,444,494	$1,460,013	$8,552,245	$57,566,184	$1,460,013	$8,552,245	$57,566,184
50	$15,533,035	$2,340,666	$11,691,046	$95,563,726	$1,115,666	$10,466,046	$94,338,726	$1,115,666	$10,466,046	$94,338,726
55	$20,234,513	$1,762,635	$13,801,438	$156,925,722	$537,635	$12,576,438	$155,372,002	$537,635	$12,576,438	$155,372,002
*
The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, net policy account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.

**	Policy lapses unless additional payments are made.

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, net policy account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

COIL Institutional Series
®
(Series 162)
$1,225,000 Face Amount

Male, Issue Age 45, Preferred Plus Non-Tobacco User Underwriting Risk Class

Initial Death Benefit Option Is Option B
Initial Annual Planned Periodic Premium: $70,664*
Using Guaranteed Charges
Using Guideline Premium Test

		Death Benefit			Net Policy Account Value			Net Cash Surrender Value
End Of Policy Year	Premiums Accum. At 5% Interest Per Year	Assuming Hypothetical Gross Annual Investment Return of:			Assuming Hypothetical Gross Annual Investment Return of:			Assuming Hypothetical Gross Annual Investment Return of:
		0.00% Gross	6.00% Gross	12.00% Gross	0.00% Gross	6.00% Gross	12.00% Gross	0.00% Gross	6.00% Gross	12.00% Gross
1	$74,197	$1,293,047	$1,296,700	$1,300,352	$56,511	$60,165	$63,816	$68,047	$71,700	$75,352
2	$152,104	$1,351,906	$1,362,706	$1,373,929	$112,010	$122,810	$134,033	$126,906	$137,706	$148,929
3	$233,907	$1,412,446	$1,433,978	$1,457,239	$166,533	$188,065	$211,326	$187,446	$208,978	$232,239
4	$319,799	$1,468,672	$1,504,617	$1,544,992	$220,077	$256,023	$296,397	$243,672	$279,617	$319,992
5	$409,986	$1,519,105	$1,573,246	$1,636,487	$272,655	$326,796	$390,037	$294,105	$348,246	$411,487
6	$504,683	$1,568,563	$1,644,787	$1,737,400	$324,258	$400,482	$493,096	$343,563	$419,787	$512,400
7	$604,114	$1,614,849	$1,717,150	$1,846,476	$374,834	$477,135	$606,461	$389,849	$492,150	$621,476
8	$708,517	$1,657,936	$1,790,419	$1,964,720	$424,357	$556,839	$731,140	$432,936	$565,419	$739,720
9	$818,140	$1,702,616	$1,869,498	$2,098,058	$472,790	$639,671	$868,231	$477,616	$644,498	$873,058
10	$933,244	$1,750,490	$1,956,105	$2,249,340	$520,128	$725,742	$1,018,977	$525,490	$731,105	$1,024,340
15	$1,601,069	$1,971,073	$2,443,311	$3,271,248	$746,073	$1,218,311	$2,046,248	$746,073	$1,218,311	$2,046,248
20	$2,453,401	$2,169,270	$3,042,687	$4,938,707	$944,270	$1,817,687	$3,713,707	$944,270	$1,817,687	$3,713,707
25	$3,541,217	$2,363,206	$3,799,948	$7,683,808	$1,138,206	$2,574,948	$6,458,808	$1,138,206	$2,574,948	$6,458,808
30	$4,929,576	$2,500,225	$4,692,673	$12,124,039	$1,275,225	$3,467,673	$10,899,039	$1,275,225	$3,467,673	$10,899,039
35	$6,701,514	$2,542,199	$5,705,369	$19,285,068	$1,317,199	$4,480,369	$18,060,068	$1,317,199	$4,480,369	$18,060,068
40	$8,963,005	$2,421,273	$6,782,380	$31,041,585	$1,196,273	$5,557,380	$29,563,414	$1,196,273	$5,557,380	$29,563,414
45	$11,849,304	$1,971,640	$7,737,096	$49,865,549	$746,640	$6,512,096	$47,490,999	$746,640	$6,512,096	$47,490,999
50	$15,533,035	**	$8,257,580	$77,039,082	**	$7,032,580	$75,814,082	**	$7,032,580	$75,814,082
55	$20,234,513	**	$8,103,984	$123,276,517	**	$6,878,984	$122,051,517	**	$6,878,984	$122,051,517
*
The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, net policy account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.

**	Policy lapses unless additional payments are made.

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, net policy account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

Appendix: State policy availability and/or variations of certain features and benefits

The following information is a summary of the states where certain policies or certain features and/or benefits are either not available as of the date of this prospectus or vary from the policy’s features and benefits as previously described in this prospectus. Certain features and/or benefits may have been approved in your state after your policy was issued and cannot be added. Please contact your financial professional for more information about availability in your state.

States where certain policy features and/or benefits are not available or vary:

State	Features and Benefits	Availability or Variation
California	See “Your right to cancel within a certain number of days” in “More information about procedures that apply to your policy”	The right to cancel period is 30 days for individuals over age 60.

Delaware	See “Your right to cancel within a certain number of days” in “More information about procedures that apply to your policy”	The right to cancel period for replacements is 30 days.

Florida	See “Your right to cancel within a certain number of days” in “More information about procedures that apply to your policy”	The right to cancel period is 14 days.

Maryland	See “Market Stabilizer Option ® II” in “Payment of premiums and determining your policy’s value”	MSO II is not available in Maryland. The original Market Stabilizer Option ® is not available on contracts issued by Equitable Financial Life Insurance Company of America (EFLOA).

New York	See “Your right to cancel within a certain number of days” in “More information about procedures that apply to your policy”	The right to cancel period is 60 days for replacements.

	See “Changes in Charges” in ”More information about policy charges”	The following paragraph replaces the second paragraph in this section in its entirety:

Changes in policy cost factors (interest rates we credit to the Guaranteed Interest Option, cost of insurance rates, the premium charge, the administrative charge, any mortality and expense risk charge, and the rates for any additional benefit riders) will be on a basis that is equitable to all policies belonging to a given class, and will be determined based on reasonable assumptions as to expenses, mortality, investment income, persistency and, with respect to any rider that provides for accelerated death benefits for chronic illness, policy and contract claims associated with morbidity. For the sake of clarity, the assumptions referenced above include taxes; longevity; surrenders; lapses; conversions; disability; accident; illness; and with respect to the rates for any rider that provides accelerated death benefits for chronic illness, inability to perform activities of daily living and cognitive impairment, if applicable. Any change in policy cost factors will never result in an interest crediting rate that is lower than that guaranteed in the policy, or policy charges that exceed the maximum policy charges guaranteed in the policy. Any change in policy cost factors will be on a prospective basis; that is, any change will be determined based on future anticipated or emerging experience.

State	Features and Benefits	Availability or Variation

New York (continued)	See “Premium Payments” in “Payment of premiums and determining your policy’s value”	There is no minimum loan amount.
	See “Loan Interest We Charge” in “Death benefits and accessing your money”	Your policy will not terminate solely due to a change in the policy loan interest rate during the policy year.

	See “Assigning your policy” in “More information about procedures that apply to your policy”	We may restrict changes in ownership only to maintain the tax qualification status of the policy.

	See “Market Stabilizer Option ® II” in “Payment of premiums and determining your policy’s value”	The original Market Stabilizer Option ® and MSO II are not available in New York.

Fixed Paid-Up Option.
At least 30 days before any policy anniversary prior to the policy anniversary nearest the 100th birthday of the insured person, you may give us written notice that no further premium payments will be made under this policy and that it is to be made paid-up. As of such policy anniversary we will make the policy paid-up as described below provided that the insured person is then living. First we will transfer (without charge) any amounts you then have under this policy in the variable investment options as of such anniversary to the unloaned portion of our guaranteed interest option. Then we will apply the policy’s net cash surrender value as of such anniversary and use it to purchase fixed paid-up insurance to the policy anniversary nearest the 100th birthday of the insured person which will continue during the insured person’s lifetime under the terms described below. Under this option, the face amount of paid-up insurance will be whatever the net cash surrender value will buy when applied as a net single premium on such policy anniversary. The basis for determining these net single premiums will be the 2017 Commissioners Standard Ordinary Mortality Tables, as further described in “The Basis We Use for Computation” provision of your policy, using an effective annual interest rate of 4%. Any additional benefit riders to this policy will then terminate and, thereafter, notwithstanding anything to the contrary in this policy, no further premium payments will be accepted, no partial withdrawals or transfers will be permitted, no changes in the base policy face amount or the death benefit options will be allowed, and no charges will be deducted.

Policy loans and loan repayments may continue to be made after this option has been exercised. Fixed paid-up insurance purchased under this option will not be subject to any administrative charge.

Upon request, we will advise you as to the amount of fixed paid-up insurance that could be purchased on the next anniversary, assuming that the net cash surrender value on the next anniversary remained the same as the current value. However, you must realize that the actual net cash surrender value on the next anniversary may be more or less than the current value.

State	Features and Benefits	Availability or Variation

New York (continued)
Under this option:
1. At any time prior to the policy anniversary nearest the 100th birthday of the insured person, no interest will be credited, the cash surrender value will be equal to the net single premium at that time for the face amount of paid-up insurance, and the death benefit will be equal to the face amount of paid-up insurance.

2. On the policy anniversary nearest the 100th birthday of the insured person, the cash surrender value will be equal to the face amount of paid-up insurance and the death benefit will be equal to 101% of the cash surrender value.

3. At any time after the policy anniversary nearest the 100th birthday of the insured person, the cash surrender value will be equal to the cash surrender value on the policy anniversary nearest the 100th birthday of the insured person, plus interest credited from the policy anniversary nearest the 100th birthday of the insured person to the current date at the minimum guaranteed interest rate shown in the “Policy Information” section of this policy; the death benefit will be equal to 101% of the cash surrender value.

4. The loan value on any date will be the cash surrender value of the paid-up policy at the end of the current policy year, discounted at the loan interest rate we charge between the date of the loan and the next policy anniversary.

5. If at any time the amount of any outstanding policy loan plus accrued loan interest equals or exceeds the cash surrender value of the paid-up policy, the policy will terminate unless a loan repayment at least sufficient to reduce the outstanding policy loan plus accrued loan interest to be less than the cash surrender value is made within 31 days after we mail you and any assignee on our records notice of such termination at the last known address in our records. If the insured person dies while the policy has an outstanding policy loan and/or accrued loan interest, such amount will be deducted from the proceeds payable under the policy.

North Dakota	See “Your right to cancel within a certain number of days” in “More information about procedures that apply to your policy”	The right to cancel period is 20 days.

Oregon	See “Market Stabilizer Option ® II” in “Payment of premiums and determining your policy’s value”	MSO II is not available in Oregon. The original Market Stabilizer Option ® is not available on contracts issued by EFLOA.

Puerto Rico	See “COIL Institutional Series ® Executive Underwriting Program” in “Payment of premiums and determining your policy’s value”	The Equitable Executive Underwriting SM Program is not available in Puerto Rico.

Virginia	See “Market Stabilizer Option ® II” in “Payment of premiums and determining your policy’s value”	MSO II is not available in Virginia. The original Market Stabilizer Option ® is not available on contracts issued by EFLOA.

Washington	See “Market Stabilizer Option ® II” in “Payment of premiums and determining your policy’s value”	MSO II is not available in Washington. The original Market Stabilizer Option ® is not available on contracts issued by EFLOA.

Effective Date	Variation
For policies issued with the original Market Stabilizer Option ®
Early Distribution Adjustment: Up to 75% of Segment Account Value

Variable Index Benefit Charge: 0.75% deducted on the Segment Start Date from the amount being transferred from the MSO Holding Account into the Segment.

Loan Spread for Amounts of Policy Loans Allocated to a Segment: 5%

Risks including loss of principal and and previously credited interest: Up to 75%

Requesting more information

The Statement of Additional Information (“SAI”), dated December 23, 2025, is incorporated into this prospectus by reference and is available upon request free of charge by calling our toll free number at
1-800-947-3598
and requesting to speak with a customer service representative. You may also request one by writing to our operations center at P.O. Box 1420, Charlotte, North Carolina 28201-1420. The SAI includes additional information about the registrant. You can make inquiries about your policy and request personalized illustrations by calling our toll free number at
1-800-947-3598,
or asking your financial professional.
You may visit the SEC’s website at www.sec.gov to view the SAI and other information (including other parts of a registration statement) that relates to the Separate Account and the policies. Copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

C000230719 — (Equitable Financial Life Insurance Company)
C000265044 — (Equitable Financial Life Insurance Company of America)

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA

Life Operations

8501 IBM Drive, Suite 150

Charlotte, NC 28262-4333

Statement of Additional Information

dated December 23, 2025

COIL Institutional Series® (Series 162)

Flexible premium variable life insurance policies issued by Equitable Financial Life Insurance Company of America (“the Company“) with variable investment options offered under Equitable America Variable Account K.

This Statement of Additional Information (“SAI“) is not a prospectus. It should be read in conjunction with the related prospectus, dated December 23, 2025. The prospectus provides detailed information concerning the policy and the variable investment options, as well as the guaranteed interest option, that fund the policy. Certain of these products offer the Market Stabilizer Option (MSO) or Market Stabilizer Option II (MSO II) in which case there is a separate prospectus with more detailed information regarding MSO and/or MSO II, as applicable. Each variable investment option is a subaccount of Equitable America Variable Account K (“Variable Account K“). We established Variable Account K under Arizona Law in 2013. The guaranteed interest option is part of the Company’s general account. Definitions of special terms used in the SAI are found in the prospectus.

A copy of the prospectus is available free of charge by writing the Administrative Office (P.O. Box 1420, Charlotte, North Carolina 28201-1420), by calling toll free 1-800-947-3598 (for U.S. residents) or 1-704-341-7000 (outside of the U.S.), by sending an email request to CorporateStrategiesGroupService@equitable.com or by contacting your financial professional.

The Company

We are Equitable Financial Life Insurance Company of America (the “Company”, “we”, “our” and “us”) (until 2020, known as MONY Life Insurance Company of America), an Arizona stock life insurance corporation organized in 1969. We are licensed to sell life insurance and annuities in all fifty states (except Equitable America is not licensed in the state of New York), the District of Columbia, Puerto Rico and the U.S. Virgin Islands. The Company is an indirect wholly owned subsidiary of Equitable Holdings, Inc. No other company has any legal responsibility to pay amounts that the Company owes under the policies. The Company is solely responsible for paying all amounts owed to you under your policy.

Equitable Advisors and Equitable Distributors serve as the principal underwriters of Variable Account K and distributor of the Policies.

We are subject to regulation by the state of Arizona and regulation by the Commissioner of Insurance in Arizona. We file an annual statement with the state of Arizona, and periodically,

the Commissioner of Insurance for the State of Arizona assesses our liabilities and reserves and those of Variable Account K and assesses their adequacy. We are also subject to the insurance laws and regulation of other states in which we are licensed to operate.

Variable Account K

Variable Account K is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the “1940 Act“), and meets the definition of a separate account under the federal securities laws. Registration with the SEC does not involve supervision of the management of investment practices or policies by the SEC.

Ways we pay policy proceeds

The payee for death benefit or other policy proceeds (e.g., upon surrenders) may name a successor to receive any amounts that we still owe following the payee’s death. Otherwise, we will pay any such amounts to the payee’s estate.

We must approve any payment arrangements that involve a payee who is not a natural person (for example, a corporation) or a payee who is a fiduciary. Also, the details of all payment arrangements will be subject to our rules at the time the arrangements are selected and take effect.

Distribution of the policies

Equitable Advisors distributes these policies pursuant to a selling agreement between Equitable Advisors and the Company. The Company paid Equitable Advisors as the distributor of these policies and as the principal underwriter of Variable Account K, $431,685,051 in 2024, $295,713,271 in 2023, and $128,020,090 in 2022. Of these amounts, for each of these three years, Equitable Advisors retained $218,683,849, $134,463,331, and $53,750,680, respectively.

Under a distribution agreement between Equitable Distributors and the Company and certain of the Company’s separate accounts, including Variable Account K, the Company paid Equitable Distributors distribution fees of $400,080,340 in 2024, $281,932,594 in 2023, and $41,028,502 in 2022 as the distributor of certain policies, including these policies, and as

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the principal underwriter of several Company separate accounts, including Variable Account K. Of these amounts, for each of these three years, Equitable Distributors retained $49,282, $19,523, and $6,094, respectively.

Underwriting a policy

The underwriting of a policy determines: (1) whether the policy application will be approved or disapproved; and (2) into what premium class the insured should be placed. Risk factors that are considered for these determinations are: (i) the insured’s age; (ii) whether the insured uses tobacco or not; and (iii) the admitted medical history of the insured. Many other factors make up the overall evaluation of an individual’s assessment for insurance, but all of these items are determined through the questions asked during the application process.

We base guaranteed cost of insurance rates under the policy on the 2017 Commissioner’s Standard Ordinary Mortality Tables.

Insurance regulation that applies to the Company

We are regulated and supervised by the Arizona State Insurance Department. In addition, we are subject to the insurance laws and regulations in every state where we sell policies. We submit annual reports on our operations and finances to insurance officials in all of these states. The officials are responsible for reviewing our reports to see that we are financially sound. Such regulation, however, does not guarantee or provide absolute assurance of our soundness.

Custodian

Equitable Financial Life Insurance Company is the custodian for shares of the Trusts owned by Variable Account K. Equitable Financial Life Insurance Company’s principal offices are located at 1345 Avenue of the Americas, New York, NY 10105.

Independent registered public accounting firm

The (i) financial statements of Variable Account K of Equitable Financial Life Insurance Company of America as of December 31, 2024 and for each of the periods indicated therein and the (ii) consolidated financial statements and financial statement schedules of Equitable Financial Life Insurance Company of America as of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024 incorporated in this Statement of Additional Information by reference to the filed Form N-VPFS (for Variable Account K) and Form N-VPFS (for Equitable Financial Life Insurance Company of America) have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PricewaterhouseCoopers LLP provides independent audit services and certain other non-audit services to Equitable Financial Life Insurance Company of America as permitted by the applicable SEC independence rules, and as disclosed in Equitable Financial Life Insurance Company of America’s Form 10-K. PricewaterhouseCoopers LLP’s address is 214 North Tryon Street, Suite 4200, Charlotte, North Carolina 28202.

Financial statements

This SAI contains the audited financial statements for each of the sub-accounts of Variable Account K (referred to elsewhere in this registration statement as Portfolios) and the Company.

The consolidated financial statements and financial statement schedules of the Company incorporated by reference should be considered only as bearing upon the ability of the Company to meet its obligations under the policies.

2

PART C

OTHER INFORMATION

ITEM 30.	EXHIBITS

(a)	Board of Directors Resolutions.

(1)

Secretary’s Certificate certifying the (1) Resolution of the Board of Directors of MONY Life Insurance Company of America authorizing establishment of MONY America Variable Account K, incorporated herein by reference to Exhibit 26(a)(1) to Registration Statement on Form N-6 (File No. 333-191149) filed on December 10, 2013.

(b)	Custodian Agreements. Not applicable.

(c)	Underwriting Contracts.

(1)

Wholesale Distribution Agreement dated April 1, 2005 by and between MONY Life Insurance Company of America and MONY Securities Corporation and AXA Distributors, LLC, is incorporated herein by reference to the registration statement on Form S-3 (File No. 333-177419) filed on October 20, 2011.

(a)

Form of the First Amendment dated as of October 1, 2013 to the Wholesale Distribution Agreement dated as of April 1, 2005 between MONY Life Insurance Company of America and AXA Distributors, LLC, incorporated herein by reference to the Registration Statement on Form S-1 (File No. 333-195491) filed on April 19, 2016.

(b)

Second Amendment dated as of August 1, 2015 to the Wholesale Distribution Agreement dated as of April 1, 2005 between MONY Life Insurance Company of America and AXA Distributors, LLC, incorporated herein by reference to the Registration Statement on Form S-1 (File No. 333-195491) filed on April 19, 2016.

(2)

Broker-Dealer and General Agent Sales Agreement between Equitable Distributors, LLC and Broker-Dealer and General Agent, incorporated herein by reference to the Registration Statement on Form S-3 (File No. 333-265027) filed on January 30, 2024.

(3)

Wholesale Broker-Dealer Supervisory and Sale Agreement between the Broker-Dealer and Equitable Distributors, LLC, incorporated herein by reference to the Registration Statement on Form S-3 (File No. 333-265027) filed on January 30, 2024.

(4)

Broker General Agent Agreement between Broker General Agent and Equitable Distributors, LLC, incorporated herein by reference to the Registration Statement on Form S-3 (File No. 333-265027) filed on January 30, 2024.

(a)

Amendment to Brokerage General Agent Sales Agreement between Brokerage General Agency and Equitable Distributors, LLC, incorporated herein by reference to the Registration Statement on Form S-3 (File No. 333-265027) filed on January 30, 2024.

(5)

General Agent Sales Agreement, dated June 6, 2005, by and between MONY Life Insurance Company of America and AXA Network, LLC. incorporated herein by reference to post-effective amendment no. 1 to the registration statement on Form S-1 (File No. 333-180068) filed on March 13, 2012.

(a)

First Amendment dated as of August 1, 2006 to General Agent Sales Agreement by and between MONY Life Insurance Company of America and AXA Network incorporated herein by reference to the registration statement on Form N-6 (File No. 333-134304) filed on March 1, 2012.

(b)

Second Amendment dated as of April 1, 2008 to General Agent Sales Agreement dated as of April 1, 2008 by and between MONY Life Insurance Company of America and AXA Network, LLC incorporated herein by reference to Exhibit (d) (ii) to the Registration Statement on Form S-1 (File No. 333-180068) filed on March 13, 2012.

(c)

Form of THIRD AMENDMENT to General Agent Sales Agreement dated as of October 1, 2013 by and between MONY LIFE INSURANCE COMPANY OF AMERlCA and AXA NETWORK, LLC, incorporated herein by reference to the Registration Statement on Form S-1 (File No. 333-195491) filed on April 21, 2015.

(d)

Form of Fourth Amendment to General Agent Sales Agreement, dated as of October 1, 2014 by and between MONY LIFE INSURANCE COMPANY OF AMERICA (“MONY America”) and AXA NETWORK, LLC and the additional affiliated entities of AXA Network, LLC, incorporated herein by reference to the Registration Statement on Form S-1 (File No. 333-195491) filed on April 21, 2015.

(e)

Fifth Amendment to General Agent Sales Agreement, dated as of June 1, 2015 by and between MONY LIFE INSURANCE COMPANY OF AMERICA (“MONY America”) and AXA NETWORK, LLC and the additional affiliated entities of AXA Network, LLC, previously filed with this Registration Statement on Form N-6 (File No. 333-207014) on December 23, 2015.

(f)

Sixth Amendment to General Agent Sales Agreement, dated as of August 1, 2015, by and between MONY Life Insurance Company of America (“MONY America”), an Arizona life insurance company, and AXA NETWORK, LLC, a Delaware limited liability company (“General Agent”), incorporated herein by reference to the Registration Statement on Form N-6 (File No. 333-191149) filed on April 19, 2019.

(g)

Seventh Amendment to the General Agent Sales Agreement, dated as of April 1, 2016, is by and between MONY Life Insurance Company of America (“MONY America”), an Arizona life insurance company, and AXA Network, LLC, a Delaware limited liability company (“General Agent”), incorporated herein by reference to the Registration Statement on Form N-6 (File No. 333-191149) filed on April 19, 2019.

(h)

Eighth Amendment to the General Agent Sales Agreement, dated as of November 1, 2019 is by and between MONY Life Insurance Company of America (“MONY America”), an Arizona life insurance company, and AXA Network, LLC, a Delaware limited liability company (“General Agent”), incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-229238) filed on April 21, 2021.

(i)

Ninth Amendment to the General Agent Sales Agreement, dated as of October 1, 2020 is by and between Equitable Financial Life Insurance Company of America (“EFLOA”), an Arizona life insurance company, and Equitable Network, LLC, a Delaware limited liability company (“General Agent”), incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-229238) filed on April 21, 2021.

(j)

Tenth Amendment to the General Agent Sales Agreement, dated as of September 1, 2021 is by and between Equitable Financial Life Insurance Company of America (“Equitable America”), an Arizona life insurance company, and Equitable Network, LLC, a Delaware limited liability company (“General Agent”), previously filed with this Registration Statement, File No. 333-229238 on Form N-6 on April 21, 2022.

(k)

Eleventh Amendment to the General Agent Sales Agreement, dated as of November 1, 2021 is by and between Equitable Financial Life Insurance Company of America (“Equitable America”), an Arizona life insurance company, and Equitable Network, LLC, a Delaware limited liability company (“General Agent”), previously filed with this Registration Statement, File No. 333-229238 on Form N-6 on April 21, 2022.

(l)

Twelfth Amendment to the General Agent Sales Agreement, dated as of November 1, 2023 is by and between Equitable Financial Life Insurance Company of America (“Equitable America”), an Arizona life insurance company, and Equitable Network, LLC, a Delaware limited liability company (“General Agent”), incorporated herein by reference to the Registration Statement filed on Form N-6 (File No. 333-229238) filed on April 23, 2024.

(d)	Contracts.

(1)

Flexible Premium Variable Adjustable Life Insurance Policy (ICC25-19-100) and Specification Pages (ICC25-19-100-3 and ICC25-19-100-4), incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-289523) filed on August 12, 2025.

(2)	Integrated Term Insurance Rider (ICC25-R20-ITR), incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-289523) filed on August 12, 2025.

(3)	Form of Policy Continuation Rider (ICC20-R12-30), incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-289523) filed on August 12, 2025.

(4)	Enhanced Amount Endorsement, ( ICC25-S.10-EA ), incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-289523) filed on August 12, 2025.

(5)	Variable Indexed Option Rider (R22-VIOS), incorporated herein by reference to Registration Statement filed on Form N-6 (File No. 333-257925) on April 20, 2023.

(6)	Suicide Endorsement (ICC23-S.23-Suicide) incorporated herein by reference to Registration Statement on Form N-6, (File No. 333-257925), filed April 23, 2024.

(e)	Applications.

(1)

Form of Section B-Flexible Premium Universal Life Insurance Application (ICC25-COIL-SUPP), incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-289523) filed on August 12, 2025.

(2)	Application (ICC24-GI-APP), incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-289523) filed on August 12, 2025.

(3)	Part 1 Application for Individual Life Insurance (ICC22-LIFE-App), incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-289523) filed on August 12, 2025.

(f)	Depositor’s Certificate of Incorporation and By-Laws.

(1)

Articles of Restatement of the Articles of Incorporation of Equitable Financial Life Insurance Company of America (as Amended July 22, 2004) incorporated herein by reference to registration statement on Form S-1 (File No. 333-236437) filed on February 14, 2020.

(2)

By-Laws of Equitable Financial Life Insurance Company of America (as Amended December 13, 2020) incorporated herein by reference to registration statement on Form S-1 (File No. 333-236437) filed on February 14, 2020.

(3)

Amended and Restated By-Laws of Equitable Financial Life Insurance Company of America dated September 23, 2020, incorporated herein by reference to Registration Statement on Form N-6 (file No. 333-229238) filed on April 21, 2021.

(g)	Reinsurance Contracts.

(1)

Automatic Reinsurance Agreement effective April 1, 2010 between AXA Equitable Life Insurance Company, MONY Life Insurance Company and Transamerica Financial Life Insurance Company, incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-103202) filed on April 26, 2012.

(a)

Amendment No. 1 effective April 1, 2010 to the Automatic Reinsurance Agreement between AXA Equitable Life Insurance Company, MONY Life Insurance Company and Transamerica Financial Life Insurance Company, incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-103202) filed on April 26, 2012

(2)

Automatic Reinsurance Agreement effective April 1, 2010 between AXA Equitable Life Insurance Company, MONY Life Insurance Company, MONY Life Insurance Company of America and Hannover Life Reassurance Company of America, incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-103202) filed on April 26, 2012.

(3)

Automatic Reinsurance Agreement effective April 1, 2010 between AXA Equitable Life Insurance Company, MONY Life Insurance Company, MONY Life Insurance Company of America and Swiss Re Life and Health America Inc., incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-103202) filed on April 26, 2012.

(a)

Amendment No. 1 effective July 15, 2011 between AXA Equitable Life Insurance Company, MONY Life Insurance Company, MONY Life Insurance Company of America and Swiss Re Life and Health America Inc. , incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-103202) filed on April 26, 2012.

(4)

Automatic Reinsurance Agreement effective April 1, 2010 between AXA Equitable Life Insurance Company, MONY Life Insurance Company, MONY Life Insurance Company of America and General Re Life Corporation, incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-103202) filed on April 26, 2012.

(5)

Automatic Reinsurance Agreement effective April 1, 2010 between AXA Equitable Life Insurance Company, MONY Life Insurance Company, MONY Life Insurance Company of America and RGS Reinsurance Company, incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-103202) filed on April 26, 2012.

(h)	Participation Agreements.

(1)

Participation Agreement among EQ Advisors Trust, MONY Life Insurance Company of America, AXA Distributors, LLC and AXA Advisors, LLC, incorporated herein by reference the Registration Statement on Form N-4 (File No. 333-72632) filed on April 22, 2005.

(1)(a)

AMENDED AND RESTATED PARTICIPATION AGREEMENT, made and entered into as of the 23rd day of May 2012 by and among MONY LIFE INSURANCE COMPANY OF AMERICA, an Arizona insurance company (“MONY”), on its own behalf and on behalf of the separate accounts set forth on Schedule B hereto as may be amended from time to time (each an “Account”), EQ ADVISORS TRUST, a business trust organized under the laws of the State of Delaware (“Trust”) and AXA DISTRIBUTORS, LLC, a Delaware limited liability company(the “Distributor”), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1/A (File No. 333-17217) filed on January 10, 2014.

(a)

Amendment No. 1, dated as of June 4, 2013 (“Amendment No. 1”), to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), MONY Life Insurance Company of America and AXA Distributors, LLC (collectively, the “Parties”), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1/A (File No. 333-17217) filed on January 10, 2014.

(b)

Amendment No. 2, dated as of October 21, 2013 (“Amendment No. 2”), to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), MONY Life Insurance Company of America and AXA Distributors, LLC (collectively, the “Parties”), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1/A (File No. 333-17217) filed on January 10, 2014.

(c)

Amendment No. 3, dated as of November 1, 2013 (“Amendment No. 3”), to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), MONY Life Insurance Company of America and AXA Distributors, LLC (collectively, the “Parties”) ”), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1/A (File No. 333-17217) filed on April 11, 2014.

(d)

Amendment No. 4, dated as of April 4, 2014 (“Amendment No. 4”), to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), MONY Life Insurance Company of America and AXA Distributors, LLC (collectively, the “Parties”) incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1/A (File No. 333-17217) filed on April 30, 2014.

(e)

Amendment No. 5, dated as of June 1, 2014 (“Amendment No. 5”), to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), MONY Life Insurance Company of America and AXA Distributors, LLC (collectively, the “Parties”) incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1/A (File No. 333-17217) filed on April 30, 2014.

(f)

Amendment No. 6, dated as of July 16, 2014 (“Amendment No. 6”), to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), MONY Life Insurance Company of America and AXA Distributors, LLC (collectively, the “Parties”), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1/A (File No. 333-17217) filed on February 5, 2015.

(g)

Amendment No. 7, dated as of July 16, 2014 (“Amendment No. 7”), to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), MONY Life Insurance Company of America and AXA Distributors, LLC (collectively, the “Parties”), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1/A (File No. 333-17217) filed on April 16, 2015.

(h)

Amendment No. 8, dated as of December 21, 2015 (“Amendment No. 8”), to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), MONY Life Insurance Company of America and AXA Distributors, LLC (collectively, the “Parties”) incorporated herein by reference to EQ Advisors Trust Registration Statement on Form 485 (a) (File No. 333-17217) filed on February 11, 2016.

(i)

Amendment No. 9, dated as of December 9, 2016 (“Amendment No. 9”), to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), MONY Life Insurance Company of America and AXA Distributors, LLC (collectively, the “Parties”) incorporated herein by reference to EQ Advisors Trust Registration Statement on Form 485 (a) (File No. 333-17217) filed on January 31, 2017.

(j)

Amendment No. 10 dated as of May 1, 2017 to the Amended and Restated Participation Agreement among EQ Advisors Trust, MONY Life Insurance Company of America and AXA Distributors, LLC, dated May 23, 2012, incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed April 28, 2017.

(k)

Amendment No. 11 dated as of November 1, 2017 to the Amended and Restated Participation Agreement among EQ Advisors Trust, MONY Life Insurance Company of America and AXA Distributors, LLC, dated May 23, 2012, incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed October 27, 2017.

(l)

Amendment No. 12 dated as of July 12, 2018 to the Amended and Restated Participation Agreement among the EQ Advisor Trust, MONY Life Insurance Company of America and AXA Distributors, LLC, dated May 23, 2012, incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed on July 31, 2018.

(m)

Amendment No. 13 dated as of December 6, 2018 to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended by and among EQ Advisors Trust, MONY Life Insurance Company of America and AXA Distributors, LLC, incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217), filed on April 26, 2019.

(n)

Amendment No. 14 dated July 16, 2020 to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended by and among EQ Advisors Trust, Equitable Financial Life Insurance Company of America, Equitable Investment Management Group, LLC and Equitable Distributors, LLC, incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed on January 19, 2021.

(o)

Amendment No. 15 dated February 1, 2021 to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended by and among EQ Advisors Trust, Equitable Financial Life Insurance Company of America, Equitable Investment Management Group, LLC and Equitable Distributors, LLC, incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed on January 19, 2021.

(p)

Amendment No. 16 dated as of February 26, 2021, to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended by and among EQ Advisors Trust, Equitable Financial Life Insurance Company of America, Equitable Investment Management Group, LLC and Equitable Distributors, LLC, incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed on April 29, 2021.

(q)

Amendment No. 17 dated July 22, 2021, to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended by and among EQ Advisors Trust, Equitable Financial Life Insurance Company of America, Equitable Investment Management Group, LLC and Equitable Distributors, LLC, incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed on September 24, 2021.

(r)

Amendment No. 18 dated January 13, 2022 to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended by and among EQ Advisors Trust, Equitable Financial Life Insurance Company of America, Equitable Investment Management Group, LLC and Equitable Distributors, LLC, incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed on April 28, 2022.

(s)

Amendment No. 19 dated August 19, 2022, to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended by and among EQ Advisors Trust, Equitable Financial Life Insurance Company of America, Equitable Investment Management Group, LLC and Equitable Distributors, LLC, incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed on April 26, 2023.

(t)

Amendment No. 20 dated November 17, 2022, to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended by and among EQ Advisors Trust, Equitable Financial Life Insurance Company of America, Equitable Investment Management Group, LLC and Equitable Distributors, LLC, incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed on April 26, 2023.

(u)

Amendment No. 21 dated March 16, 2023, to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended by and among EQ Advisors Trust, Equitable Financial Life Insurance Company of America, Equitable Investment Management Group, LLC and Equitable Distributors, LLC, incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed on March 29, 2023.

(v)

Amendment No. 22 dated July 31, 2023, to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended by and among EQ Advisors Trust, Equitable Financial Life Insurance Company of America, Equitable Investment Management Group, LLC and Equitable Distributors, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-248907) filed on February 7, 2024.

(w)

Amendment No. 23 dated October 20, 2023, to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended by and among EQ Advisors Trust, Equitable Financial Life Insurance Company of America, Equitable Investment Management Group, LLC and Equitable Distributors, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-248907) filed on February 7, 2024.

(x)

Amendment No. 24 dated November 12, 2023, to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended by and among EQ Advisors Trust, Equitable Financial Life Insurance Company of America, Equitable Investment Management Group, LLC and Equitable Distributors, LLC, incorporated herein by reference to Registration Statement on Form N-1 (File No. 333-17217) filed on April 26, 2024.

(2)

Fund Participation Agreement among AXA Equitable Life Insurance Company, Ivy Funds Variable Insurance Portfolios and Waddell & Reed, Inc., incorporated herein by reference to the Registration Statement on Form N-4 (File No. 333-178750) filed on December 23, 2011.

(a)

Amendment No. 1, dated April 1, 2010, to the Fund Participation Agreement (the “Agreement”) among AXA Equitable Life Insurance Company, Ivy Funds Variable Insurance Portfolios and Waddell & Reed, Inc., (together, the “Parties”), adding MONY Life Insurance Company of America as a Party to the Agreement incorporated herein by reference to the Registration Statement (File No. 2-30070) filed on April 18, 2017.

(b)

Amendment No. 2 dated May 1, 2012 to the Participation Agreement dated October 23, 2009 among Waddell & Reed, Inc., Ivy Funds Variable Insurance Portfolios, MONY Life Insurance Company, MONY Life Insurance Company of America and AXA Equitable Life Insurance Company hereby incorporated by reference to Registration Statement on Form N-4 (File No. 333-178750) filed on April 25, 2012.

(c)

Amendment No. 3 dated September 5, 2013 to the Participation Agreement dated October 23, 2009 among Waddell & Reed, Inc., Ivy Funds Variable Insurance Portfolios MONY Life Insurance Company, MONY Life Insurance Company of America and AXA Equitable Life Insurance Company hereby incorporated by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 18, 2017.

(d)

Amendment No.4, dated October 14, 2013, to the Participation Agreement (the “Agreement”), dated October 23, 2009, as amended, by and among AXA Equitable Life Insurance Company, Ivy Funds Variable Insurance Portfolios, Waddell & Reed, Inc, and MONY Life Insurance Company of America .(the “Company”, (collectively, the “Parties”), previously filed with this Registration Statement, File No. 333-191149 on December 10, 2013.

(e)

Amendment No. 5 dated October 1, 2016 to the Participation Agreement dated October 23, 2009 among Waddell & Reed, Inc., Ivy Funds Variable Insurance Portfolios, AXA Equitable Life Insurance Company and MONY Life Insurance Company of America hereby incorporated by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 18, 2017.

(f)

Amendment No. 6 dated April 28, 2017 to the Participation Agreement dated October 23, 2009 among Ivy Distributors, Inc., Ivy Variable Insurance Portfolios, AXA Equitable Life Insurance Company and MONY Life Insurance Company of America, hereby incorporated by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 16, 2019.

(g)

Amendment No. 7 dated August 28, 2020, to the Participation Agreement dated October 23, 2009 among Equitable Financial Life Insurance Company, Equitable Financial Life Insurance Company of America, Ivy Distributors, Inc. and Ivy Variable Insurance Portfolios, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 20, 2021.

(h)

Amendment No. 8 dated December 8, 2020, to the Participation Agreement dated October 23, 2009 among Equitable Financial Life Insurance Company, Equitable Financial Life Insurance Company of America, Ivy Distributors, Inc. and Ivy Variable Insurance Portfolios, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 20, 2021.

(3)

Amended and Restated Participation Agreement dated April 16, 2010 among Fidelity Distributors Corporation, Variable Insurance Products Fund and MONY Life Insurance Company of America incorporated herein by reference to the Registration Statement (File No. 333-134304) on April 26, 2012.

(a)

First Amendment, effective October 24 , 2013 to the Amended and Restated Participation Agreement, (the “Agreement’”), dated April 16, 2010, as amended, by and among MONY Life Insurance Company of America (the “Company”), and Fidelity Distributors Corporation; and each of Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III and Variable Insurance Products Fund IV and Variable Insurance Products Fund V (collectively, the ‘‘Parties”), previously filed with this Registration Statement, File No. 333-191149 on December 10, 2013.

(b)

Second Amendment, effective December 2, 2020, to Amended and Restated Participation Agreement dated April 16, 2010, by and among MONY Life Insurance Company of America, Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, Variable Insurance Products Fund IV, Variable Insurance Products Fund V and Fidelity Distributors Company LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-248907) filed on December 16, 2020.

(c)

Third Amendment, effective January 27, 2021 to Participation Agreement dated April 16, 2010, by and among Equitable Financial Life Insurance Company of America, Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, Variable Insurance Products Fund IV, Variable Insurance Products Fund V and Fidelity Distributors Company LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-266576) filed on December 16, 2022.

(d)

Fourth Amendment, effective August 11, 2022, to Participation Agreement dated April 16, 2010, by and among Equitable Financial Life Insurance Company of America, Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, Variable Insurance Products Fund IV, Variable Insurance Products Fund V and Fidelity Distributors Company LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-266576) filed on December 16, 2022.

(4)

Participation Agreement dated May 1, 2003 among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., MONY Life Insurance Company, MONY Life Insurance Company of America and MONY Securities Corporation, incorporated herein by reference to pre-effective amendment no. 1 to the registration statement on Form N-6 (File No. 333-104162) filed on May 28, 2003.

(a)

Amendment No. 3 dated as of May 1, 2010 to Participation Agreement among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., MONY Life Insurance Company, MONY Life Insurance Company of America and AXA Advisors LLC incorporated herein by reference to the Registration Statement (File No. 333-134304) on April 26, 2012.

(b)

Amendment No. 4 dated as of August 30, 2013 to Participation Agreement among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., MONY Life Insurance Company, MONY Life Insurance Company of America and AXA Advisors LLC, previously filed with this Registration Statement, File No. 333-191149 on December 10, 2013.

(c)

Amendment No. 5 effective as of May 1, 2012 to Participation Agreement dated July 1, 2005 and subsequently amended June 5, 2007, November 1, 2009, May 1, 2010 and August 16, 2010 among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., AXA Equitable Life Insurance Company, AXA Advisors, LLC and AXA Distributors, LLC, incorporated herein by reference to the Registration Statement on Form N-4 (File No. 333-178750) filed on April 25, 2012.

(d)

Amendment No. 6, dated as of December 1, 2020, to Participation Agreement dated July 1, 2005, as amended, among Franklin Templeton Variable Products Trust, Franklin/Templeton Distributors, Inc., Equitable Financial Life Insurance Company, Equitable Financial Life Insurance Company of America and Equitable Distributors LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-248907) filed on December 16, 2020.

(e)

Amendment No. 7, dated as of February 12, 2021, to Participation Agreement dated July 1, 2005, as amended, among Franklin Templeton Variable Products Trust, Franklin/Templeton Distributors, Inc., Equitable Financial Life Insurance Company, Equitable Financial Life Insurance Company of America and Equitable Distributors LLC, previously filed with this Registration Statement, File No. 333-229238 on Form N-6 on April 21, 2022.

(f)

Amendment No. 8 dated September 15, 2023, to Participation Agreement dated July 1, 2005, by and among Franklin Templeton Variable Insurance Products Trust, Franklin Distributors, LLC, Equitable Financial Life Insurance Company, Equitable Financial Life Insurance Company of America and Equitable Distributors, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-229766) filed on February 7, 2024.

(5)

Participation Agreement among PIMCO Variable Insurance Trust, PIMCO Funds Distributors LLC and MONY Life Insurance Company of America, incorporated herein by reference to registration statement on Form N-4 (File No. 333-160951) filed on November 16, 2009.

(a)

Third Amendment dated October 20, 2009 to the Participation Agreement, (the “Agreement”) dated December 1, 2001 by and among MONY Life Insurance Company, PIMCO Variable Insurance Trust, and PIMCO Funds Distributions LLC (collectively, the “Parties”) adding AXA Equitable Insurance Company as a Party to the Agreement incorporated by reference to the Registration Statement on Form N-4 (File No. 333-178750) filed on December 23, 2011.

(b)

Fifth Amendment, effective October 17, 2013 to that certain Participation Agreement, (the “Agreement”), dated December 1, 2001, as amended, by and among MONY Life Insurance Company of America (the “Company”), PIMCO Variable Insurance Trust and PIMCO Investments LLC (collectively, the “Parties”), previously filed with this Registration Statement, File No. 333-191149 on December 10, 2013.

(c)

Sixth Amendment, effective January 1, 2021 to the Participation Agreement dated December 1, 2001 by and among Equitable Financial Life Insurance Company of America, PIMCO Variable Insurance Trust and PIMCO Investments LLC, incorporated herein by reference to Registration Statement on Form N-6 (333-229238) filed on April 21, 2021.

(d)

Seventh Amendment, entered into effective May 1, 2021 to the Participation Agreement dated December 1, 2001 by and among MONY Life Insurance Company, Equitable Financial Life Insurance Company, PIMCO Variable Insurance Trust and PIMCO Funds Distributions LLC, previously filed with this Registration Statement, File No. 333-229238 on Form N-6 on April 21, 2022.

(e)

Eighth Amendment, entered into effective October 7, 2021 to the Participation Agreement dated December 1, 2001 by and among MONY Life Insurance Company, Equitable Financial Life Insurance Company, PIMCO Variable Insurance Trust and PIMCO Funds Distributions LLC, previously filed with this Registration Statement, File No. 333-229238 on Form N-6 on April 21, 2022.

(6)

Participation Agreement dated October 1, 2013, by and among AXA Equitable Life Insurance Company, PIMCO Variable Insurance Trust, PIMCO Equity Series VIT, and PIMCO Investments LLC, incorporated herein by reference to Registration Statement filed on Form N-4 (File No. 2-30070) filed on April 20, 2022.

(a)

First Amendment to Participation Agreement entered into as of May 1, 2021 to Participation Agreement effective October 1, 2013, by and among Equitable Financial Life Insurance Company, PIMCO Variable Insurance Trust, PIMCO Equity Series VIT, and PIMCO Investments LLC, incorporated herein by reference to Registration Statement filed on Form N-4 (File No. 2-30070) filed on April 20, 2022.

(b)

Second Amendment to Participation Agreement entered into as of October 7, 2021 to Participation Agreement effective October 1, 2013, by and among Equitable Financial Life Insurance Company, PIMCO Variable Insurance Trust, PIMCO Equity Series VIT, and PIMCO Investments LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 20, 2022.

(c)

Third Amendment to Participation Agreement entered into as of October 11, 2022 to Participation Agreement effective October 1, 2013, by and among Equitable Financial Life Insurance Company, Equitable Financial Life Insurance Company of America, PIMCO Variable Insurance Trust, PIMCO Equity Series VIT and PIMCO Investments LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-229766) filed on February 3, 2023.

(7)

Participation Agreement dated October 21, 1998 among T. Rowe Price Equity Series, Inc., T. Rowe Price Fixed Income Series, Inc., T. Rowe Price International Series, Inc., T. Rowe Price Investment Services, Inc. and MONY Life Insurance Company of America, incorporated herein by reference to post-effective amendment no. 21 to the registration statement on Form S-6 (File No. 333-06071) filed on May 31, 2002.

(a)

Amendment No. 2 dated April 12, 2010 among T. Rowe Price Equity Series, Inc., T. Rowe Price Fixed Income Series, Inc., T. Rowe Price International Series, Inc., T. Rowe Price Investment Services, Inc. and MONY Life Insurance Company of America incorporated herein by reference to the Registration Statement (File No. 333-134304) on April 26, 2012.

(b)

Third Amendment, effective October 8, 2013 to the Participation Agreement (the “Agreement”), dated October 21, 1998, as amended, by and among MONY Life Insurance Company of America (the “Company”), T. Rowe Price Equity Series, Inc., T. Rowe Price Fixed Income Series, Inc., T. Rowe Price International Series, Inc., and T. Rowe Price Investment Services, Inc. (collectively, the “Parties”), previously filed with this Registration Statement, File No. 333-191149 on December 10, 2013.

(c)

Fourth Amendment, effective May 1, 2021 to the Participation Agreement dated October 21, 1998, as amended, by and among Equitable Financial Life Insurance Company of America, T. Rowe Price Equity Series, Inc., T. Rowe Price Fixed Income Series, Inc., T. Rowe Price International Series, Inc. and T. Rowe Price Investment Series, Inc., incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-229238) filed on April 20, 2023.

(d)

Amendment No. 5, effective June 6, 2022 to the Participation Agreement dated October 21, 1998, as amended (the “Agreement”) among Equitable Financial Life Insurance Company of America, T. Rowe Price Equity Series Inc., T. Rowe Price Fixed Income Series, Inc., T. Rowe Price International Series, Inc. and T. Rowe Price Investment Services, Inc., filed with this Registration Statement on Form N-6 on July 27, 2022.

(8)

Participation and Service Agreement among AXA Equitable Life Insurance Company and American Funds Distributors, Inc., American Funds Service Company, Capital Research and Management Company and the American Funds Insurance Series (collectively the “Funds”), dated January 2, 2013, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 23, 2013.

(a)

First Amendment, effective April 19, 2013 to the Participation Agreement dated January 2, 2013, as amended, by and among AXA Equitable Life Insurance Company, MONY Life Insurance Company of America, American Funds Distributors, Inc. American Funds Service Company, Capital Research and Management Company, and the American Funds Insurance Series, incorporated herein by reference to to Registration Statement on Form N-4 (2-30070) filed on April 20, 2021.

(b)

Second Amendment, effective October 8, 2013 to the Participation Agreement dated January 2, 2013, as amended, by and among AXA Equitable Life Insurance Company, MONY Life Insurance Company of America, American Funds Distributors, Inc. American Funds Service Company, Capital Research and Management Company, and the American Funds Insurance Series, incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-256251) filed on May 18, 2021.

(c)

Third Amendment, effective September 10, 2020 to the Participation Agreement dated January 2, 2013, as amended, by and among AXA Equitable Life Insurance Company, American Funds Distributors, Inc. American Funds Service Company, Capital Research and Management Company, and the American Funds Insurance Series, incorporated herein by reference to to Registration Statement on Form N-4 (2-30070) filed on April 20, 2021.

(d)

Fourth Amendment, effective November 18, 2020 to the Participation Agreement dated January 2, 2013, as amended, by and among Equitable Financial Life Insurance Company, Equitable Financial Life Insurance Company of America, American Funds Distributors, Inc., American Funds Service Company, Capital Research and Management Company, and the American Funds Insurance Series, incorporated herein by reference to Registration Statement on Form N-4 (333-248907) filed on December 16, 2020.

(e)

Fifth Amendment, effective February 5, 2021 to the Participation Agreement dated January 2, 2013, as amended, by and among Equitable Financial Life Insurance Company, Equitable Financial Life Insurance Company of America, American Funds Distributors, Inc., American Funds Service Company, Capital Research and Management Company, and the American Funds Insurance Series, previously filed with this Registration Statement, File No. 333-229238 on Form N-6 on April 21, 2022.

(f)

Sixth Amendment dated September 25, 2023, to Participation Agreement dated January 2, 2013, by and among Equitable Financial Life Insurance Company, Equitable Financial Life Insurance Company of America, American Funds Distributors, Inc., American Funds Services Company, Capital Research and Management Company and the American Funds Insurance Series, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-229766) filed on February 7, 2024.

(g)

Seventh Amendment dated August 29, 2024, to Participation Agreement dated January 2, 2013, by and among Equitable Financial Life Insurance Company, Equitable Financial Life Insurance Company of America, Capital Client Group, Inc., American Funds Services Company, Capital Research and Management Company and the American Funds Insurance Series, incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-281513) filed on April 24, 2025.

(9)

Participation Agreement, by and among MONY Life Insurance Company of America, on behalf of itself and its separate accounts, Lord Abbett Series Fund, Inc., and Lord Abbett Distributor LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750) on December 23, 2011.

(a)

Amendment No. 1 to Participation Agreement effective November 29, 2018, to Participation Agreement dated August 27, 2010, by and among MONY Life Insurance Company of America, Lord Abbett Series Fund, Inc. and Lord Abbett Distributor LLC, incorporated herein by reference to Registration Statement filed on Form N-6 (File No. 333-229238) on April 21, 2021.

(b)

Second Amendment to Participation Agreement effective October 1, 2020, to Participation Agreement dated August 27, 2010, by and among Equitable Financial Life Insurance Company of America, Lord Abbett Series Fund, Inc. and Lord Abbett Distributor LLC, incorporated herein by reference to Registration Statement filed on Form N-6 (File No. 333-229238) on April 21, 2021.

(c)

Second (Third) Amendment to Participation Agreement effective December 17, 2020, to Participation Agreement dated August 27, 2010, by and among Equitable Financial Life Insurance Company of America, Lord Abbett Series Fund, Inc. and Lord Abbett Distributor LLC, incorporated herein by reference to Registration Statement filed on Form N-6 (File No. 333-229238) on April 21, 2021.

(10)

Participation Agreement among AXA Equitable Life Insurance Company, BlackRock Variable Series Funds, Inc., BlackRock Advisors, LLC, and Black Rock Investments, LLC, dated October 16, 2009, incorporated by reference to the Registration Statement on Form N-4 (File No. 333-178750) filed on December 23, 2011.

(a)

Amendment No. 3, effective May 1, 2012 to the Participation Agreement dated October 16, 2009 among AXA Equitable Life Insurance Company, MONY Life Insurance Company, MONY Life Insurance Company of America, BlackRock Variable Series Funds, Inc., BlackRock Advisors, LLC and BlackRock Investments, LLC, incorporated herein by reference to Registration Statement (File No. 333- 178750) on April 25, 2012.

(b)

Amendment No. 4, effective August 27, 2013 to the Participation Agreement dated October 16, 2009 among AXA Equitable Life Insurance Company, MONY Life Insurance Company of America, BlackRock Variable Series Funds, Inc., BlackRock Advisors, LLC and BlackRock Investments, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-190033) filed on October 4, 2013.

(c)

Amendment No. 5, executed as of September 12, 2014 and effective as of October 1, 2014 to the Fund Participation Agreement dated October 16, 2009, as amended, by and among AXA Equitable Life Insurance Company, MONY Life Insurance Company of America, BlackRock Variable Series Funds, Inc., BlackRock Advisors, LLC and BlackRock Investments, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750) filed on October 16, 2014.

(d)

Amendment No. 6, effective as of September 17, 2018 to the Fund Participation Agreement dated October 16, 2009, as amended, by and among AXA Equitable Life Insurance Company, MONY Life Insurance Company of America, BlackRock Variable Series Funds, Inc., BlackRock Advisors, LLC and BlackRock Investments, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-182796) filed on April 17, 2019.

(e)

Amendment No. 7, entered into as of December 15, 2020, to Fund Participation Agreement dated October 19, 2009, by and among Equitable Financial Life Insurance Company, Equitable Financial Life Insurance Company of America, BlackRock Variable Series Fund, Inc. and BlackRock Variable Series Fund II, Inc., BlackRock Advisors, LLC and BlackRock Investments, LLC, incorporated herein by reference to Registration Statement filed on Form N-6 (File No. 333-229238) on April 21, 2021.

(f)

Amendment to Fund Participation Agreement, entered into December 30, 2020, and is made effective July 1, 2020, to Fund Participation Agreement dated October 19, 2009, by and among Equitable Financial Life Insurance Company, BlackRock Variable Series Fund, Inc. and BlackRock Variable Series Funds II, Inc., BlackRock Advisors, LLC and BlackRock Investments, LLC, previously filed with this Registration Statement, File No. 333-229238 on Form N-6 on April 21, 2022.

(g)

Amendment to Fund Participation Agreement, entered into July 1, 2021 to Fund Participation Agreement dated October 19, 2009, by and among Equitable Financial Life Insurance Company, Equitable Financial Life Insurance Company of America, BlackRock Variable Series Fund, Inc. and BlackRock Variable Series Funds II, Inc., BlackRock Advisors, LLC and BlackRock Investments, LLC, previously filed with this Registration Statement, File No. 333-229238 on Form N-6 on April 21, 2022.

(11)

Participation Agreement by and between MONY Life Insurance Company of America, Legg Mason Partners Variable Equity Trust, Legg Mason Partners Variable Income Trust, Legg Mason Partners Fund Advisor, LLC and Legg Mason Investors Services, LLC, incorporated herein by reference to Registration Statement filed on Form N-6 (File No. 333-229238) on April 21, 2021.

(a)

Amendment No. 1, effective March 28, 2014, to the Participation Agreement dated December 1, 2010, by and among MONY Life Insurance Company of America, Legg Mason Partners Variable Equity Trust, Legg Mason Partners Variable Income Trust, Legg Mason Partners Fund Advisor, LLC and Legg Mason Investors Services, LLC, incorporated herein by reference to Registration Statement filed on Form N-6 (File No. 333-229238) on April 21, 2021.

(b)

Amendment No. 2, effective October 1, 2014, to the Participation Agreement dated December 1, 2010, by and among MONY Life Insurance Company of America, Legg Mason Global Asset Management Variable Trust, Legg Mason Partners Variable Equity Trust, Legg Mason Partners Variable Income Trust, Legg Mason Partners Fund Advisor, LLC and Legg Mason Investors Services, LLC, incorporated herein by reference to Registration Statement filed on Form N-6 (File No. 333-229238) on April 21, 2021.

(c)

Amendment No. 3, effective December 4, 2020, to the Participation Agreement dated December 1, 2010, by and among Equitable Financial Life Insurance Company of America, Legg Mason Global Asset Management Variable Trust, Legg Mason Partners Variable Equity Trust, Legg Mason Partners Variable Income Trust, Legg Mason Partners Fund Advisor, LLC and Legg Mason Investors Services, LLC, incorporated herein by reference to Registration Statement filed on Form N-6 (File No. 333-229238) on April 21, 2021.

(d)

Amendment No. 4 effective March 3, 2021 to Participation Agreement dated December 1, 2010 among MONY Life Insurance Company of America, Legg Mason Partners Variable Equity Trust, Legg Mason Partners Variable Income Trust, Legg Mason Partners Fund Advisor, LLC and Legg Mason Investor Services, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333- 248907) filed on April 22, 2021.

(e)

Amendment No. 5, effective September 19, 2022, to the Participation Agreement dated December 1, 2010, by and among Equitable Financial Life Insurance Company of America, Legg Mason Partners Variable Income Trust, Legg Mason Partners Fund Advisor, LLC, Franklin Distributors, LLC, incorporated herein by reference to the Registration Statement on Form N-4 (333-248907) filed on February 3, 2023.

(12)

Participation Agreement dated July 12, 2000 by and between MONY Life Insurance Company of America and Janus Aspen Series, previously filed with this Registration Statement, File No. 333-229238 on Form N-6 on April 21, 2022.

(a)

First Amendment to Fund Participation Agreement effective October 1, 2002 to Fund Participation Agreement dated July 12, 2000 by and among Janus Aspen and MONY Life Insurance Company of America, previously filed with this Registration Statement, File No. 333-229238 on Form N-6 on April 21, 2022.

(b)

Second Amendment to Fund Participation Agreement effective May 1, 2003 to Fund Participation Agreement dated July 12, 2000 by and among Janus Aspen and MONY Life Insurance Company of America, previously filed with this Registration Statement, File No. 333-229238 on Form N-6 on April 21, 2022.

(c)

Fourth Amendment to Fund Participation Agreement effective February 10, 2021 to Fund Participation Agreement dated July 12, 2000 by and among Equitable Financial Life Insurance Company of America and Janus Aspen Series, previously filed with this Registration Statement, File No. 333-229238 on Form N-6 on April 21, 2022.

(d)

Fifth Amendment to Fund Participation Agreement effective May 25, 2021 to Fund Participation Agreement dated July 12, 2000 by and among Equitable Financial Life Insurance Company of America and Janus Aspen Series, previously filed with this Registration Statement, File No. 333-229238 on Form N-6 on April 21, 2022.

(e)

Amendment to Fund Participation Agreement effective July 7, 2022, to Fund Participation Agreement dated July 12, 2000 by and among Equitable Financial Life Insurance Company of America and Janus Aspen Series, incorporated herein by reference to Registration on Form N-6 (File No. 333-229238 filed on April 20, 2023.

(13)

Participation Agreement dated October 1, 2013 among Van Eck Securities Corporation, Van Eck Associates Corporation, Van Eck VIP Trust and AXA Equitable Life Insurance Company incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 18, 2017.

(a)

Amendment No. 1 dated October 28, 2016 to the Participation Agreement dated October 1, 2013 among Van Eck Securities Corporation, Van Eck Associates Corporation, VanEck VIP Trust and AXA Equitable Life Insurance Company incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 18, 2017.

(b)

Amendment to Participation Agreement effective September 25, 2020, to Participation Agreement dated October 1, 2013 by and among AXA Equitable Life Insurance Company, VanEck VIP Trust, Van Eck Securities Corporation and Van Eck Associates Corporation, incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-103199) filed on April 21, 2021.

(c)

Third Amendment to Participation Agreement effective September 9, 2022, to Participation Agreement dated October 1, 2013 by and among Equitable Financial Life Insurance Company, Equitable Financial Life Insurance Company of America, VanEck VIP Trust, Van Eck Securities Corporation and Van Eck Associates Corporation, incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-229237) filed on April 20, 2023.

(i)	Administrative Contracts.

(1)

Amended and Restated Services Agreement between MONY Life Insurance Company of America and AXA Equitable Life Insurance Company dated as of February 1, 2005 incorporated herein by reference to Exhibit 10.2 to the registration statement (File No. 333-65423) on Form 10-K filed on March 31, 2005.

(j)	Other Material Contracts. Not applicable.

(k)	Legal Opinion.

(1)	Opinion and consent of Alfred Ayensu-Ghartey, Vice President and Associate General Counsel filed herewith.

(l)	Actuarial Opinion.

(1)	Opinion and consent of Brian Lessing, FSA, MAAA, Actuary and Signatory Officer, filed herewith.

(m)	Calculation.

(1)	Sample Calculation for Illustrations, filed herewith.

(n)	Other Opinions.

(1)	Consent of independent registered public accounting firm, filed herewith.

(2)	Powers of Attorney filed herewith.

(o)	Omitted Financial Statements. No financial statements are omitted from Item 24.

(p)	Initial Capital Agreements. Not applicable.

(q)	Redeemability Exemption.

(1)

Description of Equitable Financial Life Insurance Company of America’s Issuance, Transfer and Redemption Procedures for Policies Pursuant to Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940 dated December 15, 2025 filed herewith.

(r)	Form of Initial Summary Prospectuses.

(1)	Initial Summary Prospectus, filed herewith.

101.INS	XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

ITEM 31.	DIRECTORS AND OFFICERS OF THE DEPOSITOR

*	The business address for all officers and directors of the Depositor is 8501 IBM Drive, Suite 150, Charlotte, NC 28262-4333.

NAME AND PRINCIPAL BUSINESS ADDRESS	POSITIONS AND OFFICES WITH THE DEPOSITOR

DIRECTORS

Douglas A. Dachille	Director
Legacy Liability Solutions, LLC
161 N. Clark Street
Chicago, IL 60602

Francis Hondal	Director
10050 W. Suburban Drive
Pinecrest, FL 33156

Arlene Isaacs-Lowe	Director
1830 South Ocean Drive, #1411
Hallandale, FL 33009

Daniel G. Kaye	Director
767 Quail Run
Inverness, IL 60067

Joan Lamm-Tennant	Director
135 Ridge Common
Fairfield, CT 06824

Craig MacKay	Director
England & Company
1133 Avenue of the Americas
Suite 2719
New York, NY 10036

Bertram L. Scott	Director
3601 Hampton Manor Drive
Charlotte, NC 28226

George Stansfield	Director
AXA
25, Avenue Matignon
75008 Paris, France

Charles G.T. Stonehill	Director
Founding Partner
Green & Blue Advisors
525 Park Avenue, 8D
New York, New York 10065

OFFICER-DIRECTOR

*Mark Pearson	Director and Chief Executive Officer

OTHER OFFICERS

*Nicholas B. Lane	President

*José Ramón González	Chief Legal Officer and Secretary

*Jeffrey J. Hurd	Chief Operating Officer

*Robin M. Raju	Chief Financial Officer

*Michael B. Healy	Chief Information Officer

*Nicholas Huth	Chief Compliance Officer

*William Eckert	Chief Accounting Officer

*Darryl Gibbs	Chief Diversity Officer

*David W. Karr	Signatory Officer

*Erik Bass	Chief Strategy Officer

*Mary Jean Bonadonna	Signatory Officer

*Nicholas Chan	Deputy Treasurer

*Eric Colby	Signatory Officer

*Glen Gardner	Chief Investment Officer

*Kenneth Kozlowski	Signatory Officer

*Carol Macaluso	Signatory Officer

*James Mellin	Signatory Officer

*Hillary Menard	Signatory Officer

*Kurt Meyers	Deputy General Counsel and Signatory Officer

*Maryanne (Masha) Mousserie	Signatory Officer

*Prabha (“Mary”) Ng	Chief Information Security Officer

*Antonio Di Caro	Signatory Officer

*Shelby Hollister-Share	Signatory Officer

*Manuel Prendes	Signatory Officer

*Stephen Scanlon	Signatory Officer

*Samuel Schwartz	Signatory Officer

*Stephanie Shields	Signatory Officer

*Joseph M. Spagnuolo	Signatory Officer

*Qi Ning (“Peter”) Tian	Treasurer

*Gina Tyler	Chief Communications Officer

*Constance Weaver	Chief Marketing Officer

*Xu (“Vincent”) Xuan	Chief Actuary

*Yun (“Julia”) Zhang	Chief Risk Officer

ITEM 32.	PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

No person is directly or indirectly controlled by the Registrant. The Registrant is a separate account of Equitable Financial Life Insurance Company of America, an indirect wholly-owned subsidiary of Equitable Holdings, Inc.

Set forth below is the subsidiary chart for the Holding Company:

(a) Equitable Holdings, Inc. – Subsidiary Organization Chart: Q3-2025 is incorporated herein by reference to Registration Statement (File No. 333-229766) on Form N-4 filed on November 24, 2025.

ITEM 33. INDEMNIFICATION

The By-Laws of Equitable Financial Life Insurance Company of America provide, in Article VI as follows:

SECTION 1. NATURE OF INDEMNITY. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he or she is or was or has agreed to become a director or officer of the Corporation, or is or was serving or has agreed to serve at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, and shall indemnify any person who was or is a party or is threatened to be made a party to such an action, suit or proceeding by reason of the fact that he or she is or was or has agreed to become an employee or agent of the Corporation, or is or was serving or has agreed to serve at the request of the Corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her or on his or her behalf in connection with such action, suit or proceeding and any appeal therefrom, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding had no reasonable cause to believe his or her conduct was unlawful; except that in the case of an action or suit by or in the right of the Corporation to procure a judgment in its favor (1) such indemnification shall be limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person in the defense or settlement of such action or suit, and (2) no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity.

The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of no contest or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

SECTION 6. SURVIVAL; PRESERVATION OF OTHER RIGHTS. The foregoing indemnification provisions shall be deemed to be a contract between the Corporation and each director, officer, employee and agent who serves in any such capacity at any time while these provisions as well as the relevant provisions of Title 10, Arizona Revised Statutes are in effect and any repeal or modification thereof shall not affect any right or obligation then existing with respect to any state of facts then or previously existing or any action, suit or proceeding previously or thereafter brought or threatened based in whole or in part upon any such state of facts. Such a “contract right” may not be modified retroactively without the consent of such director, officer, employee or agent.

The indemnification provided by this Article shall not be deemed exclusive of any other right to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

SECTION 7. INSURANCE. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of this By-Law.

The directors and officers of the Company are insured under policies issued by X. L. Insurance Company, Arch Insurance Company, Endurance Specialty Insurance Company, U.S. Specialty Insurance, ACE, Chubb Insurance Company, AXIS Insurance Company, Zurich Insurance Company, AWAC (Allied World Assurance Company, Ltd.), Aspen Bermuda XS, CNA, AIG, Nationwide, Berkley, Berkshire, SOMPO, Chubb, Markel, Ascot, Bowhead, and Westfield. And ARGO Re Ltd. The annual limit on such policies is $300 million, and the policies insure the officers and directors against certain liabilities arising out of their conduct in such capacities.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification for such liabilities (other than the payment by the Registrant of expense incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will (unless in the opinion of its counsel the matter has been settled by controlling precedent) submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 34. PRINCIPAL UNDERWRITERS

(a)(1)	Equitable Advisors, LLC and Equitable Distributors, LLC are the principal underwriters for:

(i)	Separate Account No. 49, Separate Account No. 70, Separate Account A, Separate Account FP, Separate Account I and Separate Account No. 45 of Equitable Financial

(ii)	Separate Account No. 49B of Equitable Colorado

(iii)	EQ Advisors Trust

(iv)	Variable Account AA, Equitable America Variable Account A, Equitable America Variable Account K, Equitable America Variable Account L, and Equitable America Variable Account 70A.

(a)(2)	Equitable Advisors is the principal underwriter of Equitable Financial’s Separate Account No. 301.

(b)	Set forth below is certain information regarding the directors and principal officers of Equitable Advisors, LLC and Equitable Distributors, LLC:

EQUITABLE ADVISORS, LLC

NAME AND PRINCIPAL BUSINESS ADDRESS	POSITIONS AND OFFICES WITH UNDERWRITER

*David Karr	Director, Chairman of the Board and Chief Executive Officer

*Nicholas B. Lane	Director

*Frank Massa	Director and President

*Ralph E. Browning, II	Chief Privacy Officer

*Mary Jean Bonadonna	Chief Risk Officer

*Patricia Boylan	Broker Dealer Chief Compliance Officer

*Yun (“Julia”) Zhang	Director

*Nia Dalley	Vice President and Chief Conflicts Officer

*Brett Esselburn	Vice President, Investment Sales and Financial Planning

*Gina Jones	Vice President and Financial Crime Officer

*Tracy Zimmerer	Vice President, Principal Operations Officer

*Sean Donovan	Assistant Vice President

*Alan Gradzki	Assistant Vice President

*Janie Smith	Assistant Vice President

*James Mellin	Chief Sales Officer

*Candace Scappator	Assistant Vice President, Controller and Principal Financial Officer

*Prabha (“Mary”) Ng	Chief Information Security Officer

*Alfred Ayensu-Ghartey	Vice President

*Joshua Katz	Vice President

*Dustin Long	Vice President

*Christopher LaRussa	Investment Advisor Chief Compliance Officer

*Christian Cannon	Vice President and General Counsel

*Paul Scott Peterson	Vice President, Assistant Treasurer and Signatory Officer

*Samuel Schwartz	Vice President

*Dennis Sullivan	Vice President

*Peter Tian	Senior Vice President, Treasurer and Signatory Officer

*Constance (Connie) Weaver	Vice President

*Michael Brudoley	Secretary

*Christine Medy	Assistant Secretary

*Francesca Divone	Assistant Secretary

EQUITABLE DISTRIBUTORS, LLC

NAME AND PRINCIPAL BUSINESS ADDRESS	POSITIONS AND OFFICES WITH UNDERWRITER

*Nicholas B. Lane	Director, Chairman of the Board, President and Chief Executive Officer

*Jim Kais	Director and Head of Group Retirement

*Jason Brown	Deputy Chief Compliance Officer

*Ursula Carty	Head of Commercial Line Marketing

*Amy Feintuch	Head of Independent Relationships - Financial Protection

*Steve Junge	National Sales Manager - 1290 Funds

*James O’Connor	Head of Business Development and Key Accounts Group Retirement

*David Kahal	Signatory Officer

*Fred Makonnen	Signatory Officer

*Arielle D’Auguste	Signatory Officer and General Counsel

*Alfred D’Urso	Signatory Officer and Chief Compliance Officer

*Candace Scappator	Signatory Officer, Chief Financial Officer, Principal Financial Officer and Principal Operations Officer

*Gina Jones	Signatory Officer and Financial Crime Officer

*Yun (“Julia”) Zhang	Signatory Officer and Chief Risk Officer

*Francesca Divone	Secretary

*Stephen Scanlon	Director, Head of Individual Retirement and Signatory Officer

*Prabha (“Mary”) Ng	Signatory Officer and Chief Information Security Officer

*Michael Brudoley	Assistant Secretary

*Christine Medy	Assistant Secretary

* Principal Business Address: 1345 Avenue of the Americas NY, NY 10105

(c)

Name of Principal Underwriter	Net Underwriting Discounts	Compensation on Redemption	Brokerage Commission	Other Compensation
Equitable Advisors, LLC	N/A	$0	$0	$0
Equitable Distributors, LLC	N/A	$0	$0	$0

ITEM 35. LOCATION OF ACCOUNTS AND RECORDS

This information is omitted as it is provided in the Registrant’s most recent report on Form N-CEN.

ITEM 36. MANAGEMENT SERVICES

All management contracts are discussed in Part A or Part B.

ITEM 37. FEE REPRESENTATION

Equitable Financial Life Insurance Company of America hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Equitable Financial Life Insurance Company of America.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City and State of New York, on this 15th day of December, 2025.

Equitable America Variable Account K
(Registrant)

Equitable Financial Life Insurance Company of America
(Depositor)

By:	/s/ Alfred Ayensu-Ghartey
Alfred Ayensu-Ghartey
Vice President and Associate General Counsel

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the date indicated:

PRINCIPAL EXECUTIVE OFFICER:

*Mark Pearson	Chief Executive Officer and Director

PRINCIPAL FINANCIAL OFFICER:

*Robin Raju	Chief Financial Officer

PRINCIPAL ACCOUNTING OFFICER:

*William Eckert	Chief Accounting Officer

*DIRECTORS:

Douglas A. Dachille Joan Lamm-Tennant Daniel G. Kaye Arlene Isaacs-Lowe	Mark Pearson Bertram Scott George Stansfield	Charles G.T. Stonehill Craig MacKay Frances Hondal

*By:	/s/ Alfred Ayensu-Ghartey
Alfred Ayensu-Ghartey
Attorney-in-Fact
December 15, 2025